As confidentially submitted to the Securities and Exchange Commission on April 4, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Marinus Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	20-0198082 (I.R.S. Employer Identification Number)

142 Temple St., Suite 205
New Haven, CT 06510
(203) 315-0566
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Christopher M. Cashman
President and Chief Executive Officer
Marinus Pharmaceuticals, Inc.
142 Temple St., Suite 205
New Haven, CT 06510
(203) 315-0566
(Name, address, including zip code and telephone number, including area code, of agent for service)

Kathleen M. Shay, Esq. John W. Kauffman, Esq. Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103-4196 (215) 979-1210	Thomas S. Levato, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes common stock issuable upon exercise of the underwriters' option to purchase additional shares of common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                        , 2014

PRELIMINARY PROSPECTUS

             Shares
Common Stock
$             per Share

This is the initial public offering of Marinus Pharmaceuticals, Inc. We are offering            shares of common stock. Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price will be between $            and $            per share.

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol "MRNS."

We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and applicable Securities and Exchange Commission rules, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 11.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" beginning on page 134 for additional information regarding underwriting compensation.

We have granted the underwriters a 30-day option to purchase up to                        additional shares of common stock on the same terms and conditions set forth above.

Certain of our stockholders have indicated an interest in purchasing an aggregate of approximately $             million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.

The underwriters expect to deliver the shares to purchasers on                                    , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	JMP Securities

Oppenheimer & Co.	Janney Montgomery Scott

The date of this prospectus is                                    , 2014.

        Until and including                        , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any state or other jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "Special Note Regarding Forward-Looking Statements."

        We use our registered trademark, Marinus Pharmaceuticals, in this prospectus. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

        For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

        This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including "Risk Factors" beginning on page 11 and the financial statements and related notes thereto included in this prospectus.

        Unless the context indicates otherwise, as used in this prospectus, the terms "Marinus," "we," "us," "our," "our company" and "our business" refer to Marinus Pharmaceuticals, Inc.

 Overview

Our Company

        We are a clinical stage biopharmaceutical company focused on developing and commercializing innovative neuropsychiatric therapeutics. Our clinical stage product candidate, ganaxolone, is a small molecule that is a synthetic analog of allopregnanolone, an endogenous neurosteroid produced in the central nervous system that modulates the brain neurotransmitter gamma-aminobutyric acid, or GABA. Our lead indication for ganaxolone is as an adjunctive, or add-on, therapy for the treatment of partial, also known as focal, onset seizures in adults with epilepsy. By targeting the same spectrum of GABAA receptors as endogenous allopregnanolone, ganaxolone delivers its therapeutic benefit through a natural mechanism that we believe may offer safety and efficacy advantages compared to other marketed antiepileptic medications. We have completed a Phase 2 clinical trial in 147 patients with focal onset seizures demonstrating that patients who added ganaxolone to their medication regimen experienced a statistically significant reduction in seizures as compared to patients who added placebo. We are currently enrolling patients in a randomized Phase 2b clinical trial, which we intend to expand so that it may serve as one of our adequate and well-controlled clinical trials in a registration filing with the United States Food and Drug Administration, or FDA, or the European Medicines Agency, or EMA, for ganaxolone in epilepsy. We expect data from this trial in the second half of 2015. In addition, we believe ganaxolone has potential in a broad range of neuropsychiatric disorders, including orphan indications. We currently have proof-of-concept Phase 2 clinical trials in progress for ganaxolone as a treatment for posttraumatic stress disorder, or PTSD, and the orphan indication Fragile X Syndrome, or FXS, two disorders in which GABA activity has been implicated.

Ganaxolone Mechanism of Action

        The effects of allopregnanolone have been studied for over two decades and its role in controlling seizures and improving anxiety, mood and sleep through positive modulation of GABAA type receptors is well documented. Despite these positive characteristics, we believe allopregnanolone is not suitable for chronic use due to potential undesired steroidal effects. Ganaxolone was designed to have the same GABA modulation effects as allopregnanolone without steroidal effects. Ganaxolone and allopregnanolone differ from other GABA agents by interacting with unique binding sites on the GABAA receptor that are located both within, or synaptic, and outside, or extrasynaptic, the GABA synapse. Ganaxolone's activation of the extrasynaptic receptor is a unique mechanism that provides stabilizing effects that we believe differentiates it from other drugs that increase GABA signaling. Preclinical studies provide evidence that the GABA modulatory activity of ganaxolone is responsible for its anticonvulsive activity in epileptic seizures and its antianxiety effects in patients with PTSD and FXS.

Our Pipeline

        We are developing ganaxolone for multiple neuropsychiatric indications, including the following:

        We have global rights to develop and commercialize ganaxolone, excluding Russia and certain other eastern European nations. We have seven United States patents and corresponding foreign patents and patent applications directed to solid and liquid ganaxolone formulations and methods for the making and use thereof, the earliest of which will expire in 2026, excluding possible patent extension. We also have a United States patent and corresponding foreign patents and patent applications covering our ganaxolone synthesis process, the earliest of which will expire in 2030, excluding possible patent extension.

Ganaxolone in Epilepsy

        Epilepsy affects approximately 50 million people globally, and over 5 million people are under treatment in the United States, Europe and Japan. According to IMS Health, global sales of antiepileptic drugs, or AEDs, were approximately $14 billion in 2011. Existing AEDs attempt to control seizures through a variety of mechanisms and are effective in reducing seizure frequency in many patients. Currently available medications create a number of side effects, including mood changes, increased cardiovascular risks, weight changes and potential reproductive toxicity. Approximately 60% of patients will achieve an adequate level of seizure control with a single AED, and the remainder will resort to using multiple drugs, or polypharmacy. Even with polypharmacy, approximately 30 to 35% of all patients do not reach an acceptable level of seizure control. We estimate that the market opportunity for this refractory patient population, which will be ganaxolone's initial target segment, will exceed $4 billion in the United States, Europe and Japan.

        We believe ganaxolone to be a first-in-class therapy with potential to provide meaningful treatment advantages for adults with focal onset seizures who do not achieve adequate seizure control from, have developed tolerance to, or have safety concerns with currently available medications. We believe ganaxolone, if approved, may provide the following benefits for patients:

  •
  Efficacy for refractory patients with focal onset seizures.  Our completed Phase 2 clinical trial in patients with refractory focal onset seizures demonstrated that patients who added ganaxolone to their medication regimen experienced a statistically significant reduction in seizures as compared to patients who added placebo.

  •
  Improved safety and tolerability profile.  Ganaxolone was engineered to be a synthetic analog of a natural molecule, allopregnanolone. Completed preclinical safety studies and Phase 1 and 2 clinical trials involving approximately 1,000 subjects show ganaxolone to be generally safe and well-tolerated, without evidence of toxicity to heart, liver, blood or other body systems and without many of the side effects common to other AEDs. We believe this safety profile may make ganaxolone a treatment of choice in antiepileptic polypharmacy regimens.

  •
  Improved reproductive toxicity profile.  Based on ganaxolone's mechanism, and preclinical and clinical findings to date, we believe ganaxolone will offer a lower risk for reproductive toxicity than many currently available AEDs, which we believe would be an important safety differentiator for women of childbearing age.

        We have successfully completed a double-blind, randomized, placebo-controlled, Phase 2 clinical trial of ganaxolone as an adjunctive treatment in 147 patients with refractory focal onset seizures. Ganaxolone satisfied the primary efficacy endpoint of the study, a reduction in seizure frequency, and was considered to be generally safe and well tolerated. In this clinical trial, ganaxolone demonstrated a 20% mean seizure reduction from baseline compared to placebo in a difficult-to-treat refractory patient population. In the open label extension to the study, patients who were switched to ganaxolone from placebo experienced reductions in seizures similar to the ganaxolone group in the blinded study. Ganaxolone has also been studied in a Phase 2 proof-of-concept clinical trial as the sole treatment, or monotherapy, for adults with treatment resistant focal onset seizures in which the primary endpoint was duration of treatment prior to withdrawal from the trial due to seizures. In the trial, 50% of ganaxolone subjects completed the study compared to 25% of placebo subjects.

        In October 2013 we initiated a Phase 2b clinical trial in epilepsy patients with focal onset seizures to evaluate ganaxolone compared to placebo as adjunctive treatment for 12 weeks. This randomized, placebo-controlled trial was designed to enroll approximately 150 adult subjects with focal onset seizures. With the proceeds from this offering, we intend to increase the size of this trial to approximately 300 subjects in order to meet statistical power requirements so that it may be considered as an adequate and well-controlled trial in an FDA or EMA filing package for registration. We expect to complete this clinical trial in the second half of 2015.

Ganaxolone in PTSD

        PTSD is a serious condition that can develop after a person has experienced or witnessed a traumatic or terrifying event in which serious physical harm occurred or was threatened. PTSD can arise after a physical or sexual assault, natural disaster, military-related trauma, or serious motor vehicle accident. Approximately 7.7 million adults suffer from PTSD annually in the United States with approximately 7% of the population developing the disorder at some point in their lives. PTSD is more common in women than in men. There are two pharmaceutical products approved to treat PTSD, yet they produce only modest response rates resulting in a large unmet need for more effective treatments. The market for PTSD-prescribed pharmaceutical products exceeded $2 billion annually in the United States for 2010.

        Several independent studies have shown that impairment in GABA modulation may be important in development of PTSD. Further, studies have shown that low levels of allopregnanolone correlate to high levels of PTSD symptoms, and administration of allopregnanolone or ganaxolone can reverse these symptoms in animal models of PTSD. Based on this background, we are pursuing clinical development of ganaxolone for patients suffering from PTSD. We are currently conducting a randomized, placebo-controlled, Phase 2 proof-of-concept trial in 114 PTSD patients, funded in large part by the United States Department of Defense, or DoD. We expect results in mid-2014.

Ganaxolone in FXS

        FXS is the most common inherited cause of intellectual disabilities and the most common known genetic cause of autism. Approximately one million individuals in the United States have, or are at risk for developing, a Fragile X-associated disorder, with approximately 100,000 people having FXS. There are no known cures or approved therapies for FXS at the present time. Treatment approaches focus primarily on supportive care and medications addressing development delays, learning disabilities, and social and behavioral problems caused by the disease.

        FXS is caused by a genetic mutation. In animal models of this mutation certain brain regions show lower levels of the extrasynaptic GABAA receptors and reduction of proteins and enzymes responsible for GABA function. As a result of ganaxolone's ability to modulate GABA function, we believe that there is a strong rationale for studying ganaxolone for treatment of behaviors associated with FXS in children. We are currently conducting a Phase 2 proof-of-concept randomized, placebo-controlled, clinical trial in approximately 60 FXS patients. This trial is being conducted in collaboration with the MIND Institute at the University of California, Davis, with funding from the DoD. We expect to complete the trial during the second half of 2015.

Additional Indications

        Due to its mechanism of action, we believe ganaxolone may have potential in a variety of neurologic and psychiatric disorders beyond our current clinical focus; however, we will need to undertake additional clinical studies in order to obtain additional labeled indications. Potential additional indications include generalized anxiety disorder and depression, multiple sclerosis, addictive behaviors such as alcoholism and smoking, attention deficit hyperactivity disorder, or ADHD, and orphan disorders such as Super Refractory Status Epilepticus, or SRSE, Neimann Pick Disease, Type C and certain autism subtypes. If we decide to pursue any additional indications for ganaxolone, we would need to undertake additional clinical trials.

Ganaxolone Safety and Tolerability

        In Phase 1 and 2 clinical trials, ganaxolone has been administered in approximately 1,000 subjects at therapeutically relevant dose levels and treatment regimens for up to two years. In these clinical trials, ganaxolone was generally well tolerated with no adverse effects on cardiovascular, liver, blood or other systems. In animal studies there was no evidence of reproductive toxicity or other toxicities after long-term administration of ganaxolone.

Our Strategy

        Our goal is to maximize the value of ganaxolone as a first-in-class innovative neuropsychiatric therapy with a portfolio of diversified indications. The key elements of our strategy to achieve this goal include:

  •
  executing our registration studies and pursue regulatory approval for ganaxolone for adjunctive treatment of focal onset seizures and other epilepsy indications;

  •
  expanding indications for ganaxolone;

  •
  commercializing ganaxolone in the United States either alone or in collaboration with others; and

  •
  establishing collaborations to develop and commercialize ganaxolone in territories outside the United States.

Risk Factors

        Our ability to implement our business strategy is subject to numerous risks and uncertainties. As a clinical stage biopharmaceutical company, we face many risks inherent in our business and our industry generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading "Risk Factors" in this prospectus prior to making an investment in our common stock. These risks include, among others, the following:

  •
  We have a limited operating history, have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

  •
  We have not generated any revenue to date from product sales. We may never achieve or sustain profitability, which could depress the market price of our common stock, and could cause you to lose all or a part of your investment.

  •
  We will require additional capital to fund our operations and if we fail to obtain necessary financing, we may be unable to complete the development and commercialization of ganaxolone.

  •
  Our future success is dependent on the successful clinical development, regulatory approval and commercialization of ganaxolone, which is currently undergoing three clinical trials and will require significant capital resources and years of additional clinical development effort.

  •
  Our commercial success depends upon attaining significant market acceptance of ganaxolone, if approved, among physicians, patients, government and private payors and others in the medical community.

  •
  We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize ganaxolone.

  •
  Government funding for certain of our programs adds uncertainty to our research efforts with respect to those programs and may impose requirements that increase the costs of commercialization and production of product candidates developed under those government-funded programs.

  •
  If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

  •
  Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel.

Corporate Information

        We were incorporated in Delaware in August 2003. Our principal executive offices are located at 142 Temple St., Suite 205, New Haven, Connecticut 06510 and our telephone number is (203) 315-0566. Our website address is www.marinuspharma.com. The inclusion of our website address in this prospectus is, in each case, intended to be an inactive textual reference only and not an active hyperlink to our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of exemptions from various disclosure and reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to:

  •
  not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  being permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations, in each case, instead of three years;

  •
  being permitted to present the same number of years of selected financial data as the years of audited financial statements presented, instead of five years;

  •
  reduced disclosure obligations regarding executive compensation, including the omission of a compensation disclosure and analysis;

  •
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements; and

  •
  exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        We may choose to take advantage of some or all of the available exemptions. We have taken advantage of some of the reduced reporting burdens in this prospectus. Accordingly, the scope of the information contained herein may be different than the scope of the information you receive from other public companies in which you hold stock. We do not know if some investors will find our shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our shares, and our share price may be more volatile.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

        We will remain an "emerging growth company" until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion; (b) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period; and (d) the last day of our fiscal year containing the fifth anniversary of the date on which shares of our common stock become publicly traded in the United States.

 The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Underwriters' option	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock.
Use of proceeds

We intend to use the net proceeds of this offering to advance the preclinical and clinical development of ganaxolone and for working capital and general corporate purposes. See "Use of Proceeds" in this prospectus for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the "Risk Factors" section of this prospectus beginning on page 11 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market trading symbol	MRNS

        Unless otherwise noted, the information in this prospectus assumes:

  •
  no exercise by the underwriters of their option to purchase up to                additional shares of common stock from us;

  •
  the conversion of all outstanding shares of our preferred stock into 49,802,103 shares of our common stock, which will occur immediately prior to consummation of this offering;

  •
  the exercise of all outstanding warrants to purchase 3,055,163 shares of Series B convertible preferred stock and 37,991 shares of Series C convertible preferred stock and the conversion of the resulting convertible preferred stock into                shares of our common stock immediately prior to consummation of this offering assuming net share settlement at an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus);

  •
  a 1-for-      reverse split of our common stock prior to the effectiveness of the registration statement of which this prospectus forms a part; and

  •
  no purchases by certain of our stockholders who have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering.

        The shares of common stock to be outstanding after this offering is based on                shares of common stock outstanding as of March 31, 2014, after giving effect to the conversion of all of our outstanding shares of preferred stock into 49,802,103 shares of our common stock, including 422,119 shares of preferred stock issued in April 2014, and the net share settlement of our outstanding warrants and conversion of the resulting shares of preferred stock into                shares of our common stock and excludes:

  •
  6,930,040 shares of common stock issuable upon exercise of options outstanding as of March 31, 2014, with a weighted average exercise price of $0.16 per share, under our 2005 Stock Option and Incentive Plan; and

  •
  additional shares that will be made available for issuance under our 2014 Equity Incentive Plan.

        Certain of our stockholders have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering.

 Summary Financial Data

        The following table summarizes our historical financial data as of the dates indicated and for the periods then ended and other pro forma and pro forma as adjusted data. We have derived the following historical statements of operations data for the years ended December 31, 2012 and 2013 and balance sheet data as of December 31, 2013 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

	Year Ended December 31,
	2012	2013
Statements of Operations Data:
Revenue	$100,000		$—

Expenses:
Research and development	845,556		4,150,101
General and administrative	685,099		1,228,701

Total expenses	1,530,655		5,378,802

Loss from operations	(1,430,655)		(5,378,802)
Change in fair value of warrant liability	336,050		152,686
Interest and other income	6,842		46,872
Interest expense	(320,782)		(90,611)

Net loss	(1,408,545)		(5,269,855)
Cumulative preferred stock dividends	(2,185,737)		(3,804,023)

Net loss applicable to common stockholders	$(3,594,282)		$(9,073,878)

Per share information:
Net loss per share of common stock—basic and diluted(1)	$(1.23)		$(3.02)

Basic and diluted weighted average shares outstanding(1)	2,921,787		3,009,260

Pro forma net loss per share of common stock—basic and diluted (unaudited)(1)		$

Pro forma basic and diluted weighted average shares outstanding (unaudited)(1)

(1)
See Note 2 to our audited financial statements for an explanation of the method used to calculate net loss per share of common stock, basic and diluted, pro forma net loss per share of common stock, basic and diluted, and the basic and diluted pro forma weighted average shares outstanding used to calculate the pro forma per share amounts.

	As of December 31, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
Balance Sheet Data:
Cash and cash equivalents	$10,037,123	$10,037,123	$
Total assets	11,823,945	11,823,945
Total liabilities	2,365,770	674,256
Convertible preferred stock	69,840,206	—
Total stockholders' equity (deficit)	(60,382,031)	11,149,689

(1)
Gives pro forma effect to the conversion of all outstanding shares of our preferred stock, including 422,119 shares of preferred stock issued in April 2014 reflected as an investor deposit for $500,000 in accrued expenses as of December 31, 2013, and net share settlement of all outstanding warrants and conversion of the resulting shares of preferred stock, which will occur immediately prior to consummation of this offering.

(2)
Gives further effect to the sale of            shares of our common stock in this offering, assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discount and estimated offering costs payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease cash and cash equivalents and total stockholders' equity on a pro forma as adjusted basis by approximately $             million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering costs payable by us. Similarly, each increase or decrease of 1,000,000 shares offered by us at the assumed initial public offering price would increase or decrease each of cash and cash equivalents and total stockholders' equity on a pro forma as adjusted basis by approximately $             million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before making your decision to invest in shares of our common stock. We cannot assure you that any of the events or developments discussed in the risk factors below will not occur. The occurrence of any of the events or developments discussed in the risk factors below could have a material and adverse impact on our business, results of operations, financial condition and cash flows and in such case, our future prospects would likely be materially and adversely affected. If any of such events or developments were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Financial Position and Capital Needs

We have a limited operating history, have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

        We commenced operations in 2003, and we have only a limited operating history upon which you can evaluate our business and prospects. Our operations to date have been limited to conducting product development activities for ganaxolone and performing research and development with respect to our clinical and preclinical programs. In addition, as a clinical stage biopharmaceutical company, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. Nor have we demonstrated an ability to obtain regulatory approval for or to commercialize any of our product candidates. Consequently, any predictions about our future performance may not be as accurate as they would be if we had a history of successfully developing and commercializing biopharmaceutical products.

        We have incurred significant operating losses since our inception, including a net loss of $1.4 million and $5.3 million for the years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, we had an accumulated deficit of $61.5 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our losses have resulted principally from costs incurred in our research and development activities. We anticipate that our operating losses will substantially increase over the next several years as we execute our plan to expand our research, development and commercialization activities, including the clinical development and planned commercialization of our product candidate, ganaxolone, and incur the additional costs of operating as a public company. In addition, if we obtain regulatory approval of ganaxolone, we may incur significant sales and marketing expenses. Because of the numerous risks and uncertainties associated with developing biopharmaceutical products, we are unable to predict the extent of any future losses or whether or when we will become profitable, if ever.

We have not generated any revenue to date from product sales. We may never achieve or sustain profitability, which could depress the market price of our common stock, and could cause you to lose all or a part of your investment.

        To date, we have no products approved for commercial sale and have not generated any revenue from sales of any of our product candidates, and we do not know when, or if, we will generate revenues in the future. Our ability to generate revenue from product sales and achieve profitability will depend upon our ability to successfully gain regulatory approval and commercialize ganaxolone or other product candidates that we may develop, in-license or acquire in the future. Even if we are able to successfully achieve regulatory approval for ganaxolone, we do not know when we will generate revenue from product sales, if at all. Our ability to generate revenue from product sales from ganaxolone or any other future product candidates also depends on a number of additional factors, including our ability to:

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  successfully complete development activities, including enrollment of study participants and completion of the necessary clinical trials;

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  complete and submit new drug applications, or NDAs, to the United States Food and Drug Administration, or FDA, and obtain regulatory approval for indications for which there is a commercial market;

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  complete and submit applications to, and obtain regulatory approval from, foreign regulatory authorities;

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  make or have made commercial quantities of our products at acceptable cost levels;

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  develop a commercial organization capable of manufacturing, selling, marketing and distributing any products we intend to sell ourselves in the markets in which we choose to commercialize on our own;

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  find suitable partners to help us market, sell and distribute our approved products in other markets; and

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  obtain adequate pricing, coverage and reimbursement from third parties, including government and private payors.

        In addition, because of the numerous risks and uncertainties associated with product development, including that ganaxolone may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or if or when we will be able to achieve or maintain profitability. Even if we are able to complete the development and regulatory process for ganaxolone, we anticipate incurring significant costs associated with commercializing ganaxolone.

        Even if we are able to generate revenue from the sale of ganaxolone or any future commercial products, we may not become profitable and will need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, and we are not successful in obtaining additional funding, then we may be unable to continue our operations at planned levels, which would depress the market price of our common stock.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we may be unable to complete the development and commercialization of ganaxolone.

        Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to advance the clinical development of ganaxolone and launch and commercialize ganaxolone, if we receive regulatory approval. We will require additional capital for the further development and potential commercialization of ganaxolone and may also need to raise additional funds sooner to pursue a more accelerated development of ganaxolone. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

        We believe that the net proceeds from this offering together with our existing cash and cash equivalents as of December 31, 2013, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could deploy our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to the:

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  initiation, progress, timing, costs and results of preclinical studies and clinical trials, including patient enrollment in such trials, for ganaxolone or any other future product candidates;

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  clinical development plans we establish for ganaxolone and any other future product candidates;

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  obligation to make royalty and non-royalty sublicense receipt payments to third-party licensors, if any, under our licensing agreements;

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  number and characteristics of product candidates that we discover or in-license and develop;

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  outcome, timing and cost of regulatory review by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

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  costs of filing, prosecuting, defending and enforcing any patent claims and maintaining and enforcing other intellectual property rights;

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  effects of competing technological and market developments;

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  costs and timing of the implementation of commercial-scale manufacturing activities; and

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  costs and timing of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval.

        If we are unable to expand our operations or otherwise capitalize on our business opportunities due to a lack of capital, our ability to become profitable will be compromised.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to ganaxolone or any other future product candidates.

        Until we can generate substantial revenue from product sales, if ever, we expect to seek additional capital through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of stockholders. Debt financing, if available, may involve agreements that include liens or other restrictive covenants limiting our ability to take important actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to ganaxolone or any other future product candidates in particular countries, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market ganaxolone or any other future product candidates that we would otherwise prefer to develop and market ourselves.

We intend to expend our limited resources to pursue our sole clinical stage product candidate, ganaxolone, for focal onset seizures and may fail to capitalize on other indications, technologies or product candidates that may be more profitable or for which there may be a greater likelihood of success.

        Because we have limited financial and managerial resources, we are focusing on research programs relating to ganaxolone for focal onset seizures, which concentrates the risk of product failure in the event ganaxolone proves to be ineffective or inadequate for clinical development or commercialization in this indication. As a result, we may forego or delay pursuit of opportunities for other indications or with other technologies or product candidates that later could prove to have greater commercial potential. We may be unable to capitalize on viable commercial products or profitable market opportunities as a result of our resource allocation decisions. Our spending on proprietary research and development programs relating to ganaxolone may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for ganaxolone, we may relinquish valuable rights to ganaxolone through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to ganaxolone.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, or Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. As a result of our most recent private placements and other transactions that have occurred over the past three years, we may have experienced, and, upon completion of this offering, may experience, an "ownership change." We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As of December 31, 2013, we had federal and state net operating loss carryforwards of approximately $59.0 million that will begin expiring in 2023, and federal and state research and development credits of $2.2 million and $0.5 million, respectively, that will begin expiring in 2019, which could be limited if we experience an "ownership change."

Risks Related to Our Business and Development of Our Product

Our future success is dependent on the successful clinical development, regulatory approval and commercialization of ganaxolone, which is currently undergoing three clinical trials and will require significant capital resources and years of additional clinical development effort.

        We do not have any products that have gained regulatory approval. Currently, our only clinical stage product candidate is ganaxolone. As a result, our business is dependent on our ability to successfully complete clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize ganaxolone in a timely manner. We cannot commercialize ganaxolone in the United States without first obtaining regulatory approval from the FDA; similarly, we cannot commercialize ganaxolone outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of ganaxolone for a target indication, we must demonstrate with substantial evidence gathered in preclinical studies and clinical trials, generally including two adequate and well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, that ganaxolone is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. We intend to use the proceeds of this offering to expand our ongoing Phase 2b clinical trial so that it may serve as one of our adequate and well-controlled clinical trials for ganaxolone in epilepsy; however, we cannot be certain that the FDA will accept the trial as such. Even if ganaxolone were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for ganaxolone in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other product candidate that we may in-license, develop or acquire in the future. Furthermore, even if we obtain regulatory approval for ganaxolone, we will still need to develop a commercial organization, establish commercially viable pricing and obtain approval for adequate reimbursement from third-party and government payors. If we are unable to successfully commercialize ganaxolone, we may not be able to earn sufficient revenue to continue our business.

Because the results of preclinical studies or earlier clinical trials are not necessarily predictive of future results, ganaxolone may not have favorable results in later preclinical studies or clinical trials or receive regulatory approval.

        Success in preclinical studies and early clinical trials does not ensure that later trials will generate adequate data to demonstrate the efficacy and safety of ganaxolone. A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience, have suffered significant setbacks in preclinical studies and clinical trials, even after seeing promising results in earlier studies and trials. Despite the results reported in earlier clinical trials for ganaxolone, we do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market ganaxolone in any particular jurisdiction. If later stage clinical trials do not produce favorable results, our ability to achieve regulatory approval for ganaxolone may be adversely impacted.

The therapeutic efficacy and safety of ganaxolone are unproven, and we may not be able to successfully develop and commercialize ganaxolone in the future.

        Ganaxolone is a novel compound and its potential benefit as a therapeutic for focal onset seizures, post-traumatic stress disorder, or PTSD, and Fragile X Syndrome, or FXS, is unproven. Our ability to generate revenue from ganaxolone, which we do not expect will occur for at least the next several years, if ever, will depend heavily on our successful development and commercialization after regulatory approval, which is subject to many potential risks and may not occur. Ganaxolone may interact with human biological systems in unforeseen, ineffective or harmful ways. If ganaxolone is associated with undesirable side effects or has characteristics that are unexpected, we may need to abandon its development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating the target indications for ganaxolone have later been found to cause side effects that prevented further development of the compound. As a result of these and other risks described herein that are inherent in the development of novel therapeutic agents, we may never successfully develop, enter into or maintain third-party licensing or collaboration transactions with respect to, or successfully commercialize, ganaxolone, in which case we will not achieve profitability and the value of our stock may decline.

Clinical development of product candidates involves a lengthy and expensive process with an uncertain outcome.

        Clinical testing is expensive, can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process.

        We may experience delays in our ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. There can be no assurance that the FDA or other foreign regulatory authorities will not put clinical trials of ganaxolone on clinical hold now or in the future. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

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  delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on a trial design that we are able to execute;

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  delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

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  delay or failure in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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  delay or failure in obtaining institutional review board, or IRB, approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at each site;

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  withdrawal of clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

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  delay or failure in recruiting and enrolling suitable study subjects to participate in a trial;

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  delay or failure in study subjects completing a trial or returning for post-treatment follow-up;

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  clinical sites and investigators deviating from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

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  inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for competing product candidates with the same indication;

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  failure of our third-party clinical trial managers to satisfy their contractual duties or meet expected deadlines;

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  delay or failure in adding new clinical trial sites;

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  ambiguous or negative interim results or results that are inconsistent with earlier results;

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  feedback from the FDA, the IRB, data safety monitoring boards, or a comparable foreign regulatory authority, or results from earlier stage or concurrent preclinical studies and clinical trials, that might require modification to the protocol for the trial;

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  decision by the FDA, the IRB, a comparable foreign regulatory authority, or us, or recommendation by a data safety monitoring board or comparable foreign regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

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  unacceptable risk-benefit profile, unforeseen safety issues or adverse side effects or adverse events;

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  failure of a product candidate to demonstrate any benefit;

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  difficulties in manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical trials;

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  lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional clinical trials or increased expenses associated with the services of our CROs and other third parties;

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  political developments that affect our ability to develop and obtain approval for ganaxolone, or license rights to develop and obtain approval for ganaxolone, in a foreign country; or

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  changes in governmental regulations or administrative actions.

        Study subject enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the subject population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain subject consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians' and subjects' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved or product candidates that may be studied in competing clinical trials for the indications we are investigating. We rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance.

        If we experience delays in the completion of any clinical trial of ganaxolone, the commercial prospects of ganaxolone may be harmed, and our ability to generate product revenue from ganaxolone, if approved, will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our development and approval process for ganaxolone and jeopardize our ability to commence product sales and generate revenues. In addition, many of the factors that could cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of ganaxolone.

Ganaxolone may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any marketing approval.

        Undesirable side effects caused by ganaxolone could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. Although ganaxolone has generally been well tolerated by subjects in our earlier-stage clinical trials, in some cases there were side effects, some of which were severe. For example, in our most recently completed clinical trial where ganaxolone was administered adjunctive to standard therapy in adult subjects with focal onset seizures, greater than 5% of subjects reported dizziness, fatigue and somnolence (or drowsiness).

        If these side effects are reported in future clinical trials, or if other safety or toxicity issues are reported in our future clinical trials, we may not receive approval to market ganaxolone, which could prevent us from ever generating revenue or achieving profitability. Furthermore, although we are currently developing ganaxolone for three indications, negative safety findings in any one indication could force us to delay or discontinue development in other indications. Results of our clinical trials could reveal an unacceptably high severity and prevalence of side effects. In such an event, our clinical trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development, or deny approval, of ganaxolone for any or all targeted indications. Drug-related side effects could affect study subject recruitment or the ability of enrolled subjects to complete our future clinical trials and may result in potential product liability claims.

        Additionally, if ganaxolone receives marketing approval, and we or others later identify undesirable side effects caused by ganaxolone, a number of potentially significant negative consequences could result, including:

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  we may be forced to suspend marketing of ganaxolone;

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  regulatory authorities may withdraw their approvals of ganaxolone;

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  regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of ganaxolone;

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  we may be required to conduct post-market studies;

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  we could be sued and held liable for harm caused to subjects or patients; and

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  our reputation may suffer.

        Any of these events could prevent us from achieving or maintaining market acceptance of ganaxolone, if approved.

Even if ganaxolone receives regulatory approval, we may still face future development and regulatory difficulties.

        Even if we obtain regulatory approval for ganaxolone, it would be subject to ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of ganaxolone will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If new safety information becomes available after approval of ganaxolone, the FDA or comparable foreign regulatory authorities may require labeling changes or establishment of a Risk Evaluation and Mitigation Strategy, or REMS, or similar strategy, impose significant restrictions on ganaxolone's indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the label ultimately approved for ganaxolone, if it achieves marketing approval, may include restrictions on use.

        In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, and other regulations. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, ganaxolone or the manufacturing facilities for ganaxolone fail to comply with applicable regulatory requirements, a regulatory authority may:

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  issue warning letters or untitled letters;

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  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;

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  require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

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  seek an injunction or impose civil or criminal penalties or monetary fines;

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  suspend or withdraw regulatory approval;

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  suspend any ongoing clinical trials;

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  refuse to approve pending applications or supplements to applications filed by us;

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  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

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  seize or detain products, refuse to permit the import or export of products, or require us to initiate a product recall.

        The occurrence of any event or penalty described above may inhibit or preclude our ability to commercialize ganaxolone and generate revenue.

        The FDA's and other regulatory authorities' policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of ganaxolone. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

        Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by, among others, the FDA, the Department of Justice, or the DOJ, the Office of Inspector General of the Department of Health and Human Services, or HHS, state attorneys general, members of Congress and the public. Violations, including promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or other government agencies. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities.

        In the United States, engaging in impermissible promotion of ganaxolone for off-label uses can also subject us to false claims litigation under federal and state statutes, and other litigation and/or investigation, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which we promote or distribute our drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these False Claims Act lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. This increasing focus and scrutiny has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from the Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our approved products, we may become subject to such litigation and/or investigation and, if we are not successful in defending against such actions, those actions could compromise our ability to become profitable.

Failure to obtain regulatory approval in international jurisdictions would prevent ganaxolone from being marketed in these jurisdictions.

        In order to market and sell our products in the European Union and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. If we are unable to obtain approval of ganaxolone by regulatory authorities in the European Union or another country or jurisdiction, the commercial prospects of ganaxolone may be significantly diminished and our business prospects could decline.

We may not be able to obtain orphan drug exclusivity for ganaxolone or any other product candidates for which we seek it, which could limit the potential profitability of ganaxolone or such other product candidates.

        Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for an indication for which it receives the designation, then the product is entitled to a period of marketing exclusivity that precludes the applicable regulatory authority from approving another marketing application for the same drug for the same indication for the exclusivity period except in limited situations. For purposes of small molecule drugs, the FDA defines "same drug" as a drug that contains the same active moiety and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation.

        We expect that we may in the future pursue orphan drug designations for ganaxolone for one or more indications, including FXS, as well as certain of our future product candidates. However, obtaining an orphan drug designation can be difficult and we may not be successful in doing so for ganaxolone or any of our future product candidates. Even if we were to obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product from the competition of different drugs for the same condition, which could be approved during the exclusivity period. Additionally, after an orphan drug is approved, the FDA could subsequently approve another application for the same drug for the same indication if the FDA concludes that the later drug is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusive marketing rights in the United States also may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. The failure to obtain an orphan drug designation for any product candidates we may develop, the inability to maintain that designation for the duration of the applicable period, or the inability to obtain or maintain orphan drug exclusivity could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

Our business and operations would suffer in the event of computer system failures.

        Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. In addition, our systems safeguard important confidential personal data regarding subjects enrolled in our clinical trials. If a disruption event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of ganaxolone could be delayed.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

        Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce ganaxolone. Our ability to obtain clinical supplies of ganaxolone could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The ultimate impact on us, our significant suppliers and our general infrastructure of being in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

Risks Related to the Commercialization of Our Product

Our commercial success depends upon attaining significant market acceptance of ganaxolone, if approved, among physicians, patients, government and private payors and others in the medical community.

        Even if ganaxolone receives regulatory approval, it may not gain market acceptance among physicians, patients, government and private payors, or others in the medical community. Market acceptance of ganaxolone, if we receive approval, depends on a number of factors, including the:

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  efficacy and safety of ganaxolone, or ganaxolone administered with other drugs, each as demonstrated in clinical trials and post-marketing experience;

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  clinical indications for which ganaxolone is approved;

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  acceptance by physicians and patients of ganaxolone as a safe and effective treatment;

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  potential and perceived advantages of ganaxolone over alternative treatments;

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  safety of ganaxolone seen in a broader patient group, including its use outside the approved indications should physicians choose to prescribe for such uses;

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  prevalence and severity of any side effects;

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  product labeling or product insert requirements of the FDA or other regulatory authorities;

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  timing of market introduction of ganaxolone as well as competitive products;

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  cost of treatment in relation to alternative treatments;

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  availability of coverage and adequate reimbursement and pricing by government and private payors;

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  relative convenience and ease of administration; and

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  effectiveness of our sales and marketing efforts.

        For example, we are currently working on a tablet formulation of ganaxolone which we believe may be more convenient for patient compliance and ease of administration as compared to our current capsule and oral suspension formulations. If we are unable to develop the tablet formulation, it may impact market acceptance of ganaxolone. Moreover, if ganaxolone is approved but fails to achieve market acceptance among physicians, patients, government or private payors or others in the medical community, or the products or product candidates that are being administered with ganaxolone are restricted, withdrawn or recalled, or fail to be approved, as the case may be, we may not be able to generate significant revenues, which would compromise our ability to become profitable.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell ganaxolone, we may be unable to generate any revenue.

        We do not currently have an organization for the sale, marketing and distribution of pharmaceutical products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, we may be unable to compete successfully against these more established companies. To the extent we rely on third parties to commercialize ganaxolone, if approved, we may have little or no control over the marketing and sales efforts of such third parties, and our revenues from product sales may be lower than if we had commercialized ganaxolone ourselves.

A variety of risks associated with marketing ganaxolone internationally could materially adversely affect our business.

        We plan to seek regulatory approval for ganaxolone outside of the United States, and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

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  differing regulatory requirements in foreign countries;

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  the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;

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  unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

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  economic weakness, including inflation, or political instability in particular foreign economies and markets;

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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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  foreign taxes, including withholding of payroll taxes;

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  foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

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  difficulties staffing and managing foreign operations;

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  workforce uncertainty in countries where labor unrest is more common than in the United States;

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  challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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  business interruptions resulting from geo-political actions, including war and terrorism.

        These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Even if we are able to commercialize ganaxolone, it may not receive coverage and adequate reimbursement from third-party payors, which could harm our business.

        Our ability to commercialize ganaxolone successfully will depend, in part, on the extent to which coverage and adequate reimbursement for ganaxolone and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. Third-party payors may also seek additional clinical evidence, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations before covering ganaxolone for those patients. We cannot be sure that coverage and adequate reimbursement will be available for ganaxolone and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, ganaxolone, if we obtain marketing approval. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize ganaxolone even if we obtain marketing approval.

        There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

        The development and commercialization of new drug products is highly competitive. We face competition with respect to ganaxolone and will face competition with respect to any other product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing ganaxolone. Some of these competitive products and therapies are based on scientific approaches that are the same as, or similar to, our approach, and others are based on entirely different approaches. For example, there are several companies developing product candidates that target the same gamma-aminobutyric acid, or GABAA, neuroreceptor that we are targeting or that are testing product candidates in the same indications that we are testing. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

        Ganaxolone is presently being developed primarily as a neuropsychiatric therapeutic. There are a variety of available marketed therapies available for these patients. Some of these other drugs are branded and subject to patent protection, some are in clinical development and not yet approved, and others are available on a generic basis.

        Specifically, there are more than 15 approved antiepileptic drugs, or AEDs, available in the United States and worldwide, including the generic products levetiracetam, lamotrigine, carbamazepine, oxcarbazepine, valproic acid and topiramate. Recent market entrants include branded products developed by UCB, GlaxoSmithKline, Eisai, and Sunovion Pharmaceuticals. Also, while there are only two approved pharmacologic treatments approved for treating PTSD, sertraline and paroxetine, the development pipeline for drugs that treat PTSD includes aprepitant, atorvastatin, carvedilol, prazosin, vortioxetine (Brintellix), propranolol, mifeprestone and yohimbine and Azevan Pharmaceuticals, Biotie Therapies, GlaxoSmithKline, Sanofi and Tonix Pharmaceuticals are in the clinical stage of developing drugs that treat PTSD. Additionally, there are several drugs in development for the treatment of behavioral and mental health conditions associated with FXS, including compounds being developed by Roche, Novartis, Sunovion Pharmaceuticals, Afraxis and Neuren Pharmaceuticals.

        Many of the approved drugs are well established therapies or products and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. These factors may make it difficult for us to achieve market acceptance at desired levels or in a timely manner to ensure viability of our business.

        More established companies may have a competitive advantage over us due to their greater size, cash flows and institutional experience. Compared to us, many of our competitors may have significantly greater financial, technical and human resources.

        As a result of these factors, our competitors may obtain regulatory approval of their products before we are able to, which may limit our ability to develop or commercialize ganaxolone. Our competitors may also develop drugs that are safer, more effective, more widely used and cheaper than ours, and may also be more successful than us in manufacturing and marketing their products. These appreciable advantages could render ganaxolone obsolete or non-competitive before we can recover the expenses of ganaxolone's development and commercialization.

        Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of ganaxolone or other product candidates that we may develop.

        We face an inherent risk of product liability exposure related to the testing of ganaxolone by us or our investigators in human clinical trials and will face an even greater risk if ganaxolone receives regulatory approval and we commercially sell ganaxolone after obtaining such regulatory approval. Product liability claims may be brought against us by study subjects enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling ganaxolone. If we cannot successfully defend ourselves against claims that ganaxolone caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in, for example:

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  decreased demand for ganaxolone;

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  termination of clinical trial sites or entire trial programs;

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  injury to our reputation and significant negative media attention;

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  withdrawal of clinical trial subjects;

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  significant costs to defend the related litigation;

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  substantial monetary awards to clinical trial subjects or patients;

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  loss of revenue;

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  diversion of management and scientific resources from our business operations;

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  the inability to commercialize ganaxolone; and

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  increased scrutiny and potential investigation by, among others, the FDA, the DOJ, the Office of Inspector General of the HHS, state attorneys general, members of Congress and the public.

        We currently have $5.0 million in product liability insurance coverage in the aggregate, which may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. We intend to expand our product liability insurance coverage to include the sale of commercial products if we obtain marketing approval for ganaxolone, but we may be unable to obtain commercially reasonable product liability insurance for ganaxolone, if approved for marketing. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us, particularly if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize ganaxolone.

        We rely on third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and we control only some aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the applicable protocol and legal, regulatory and scientific requirements and standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with Good Laboratory Practices, or GLP, and the Animal Welfare Act requirements. We and our CROs are required to comply with federal regulations and Good Clinical Practices, or GCP, which are international requirements meant to protect the rights and health of subjects that are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for ganaxolone and any future product candidates in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

        Our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our preclinical studies and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize ganaxolone. As a result, our results of operations and the commercial prospects for ganaxolone would be harmed, our costs could increase and our ability to generate revenue could be delayed.

        Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If we lose our relationships with CROs, our drug development efforts could be delayed.

        We rely on third-party vendors and CROs for preclinical studies and clinical trials related to our drug development efforts. Switching or adding additional CROs would involve additional cost and requires management time and focus. Our CROs generally have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us, or research projects pursuant to such agreements, if, in the reasonable opinion of the relevant CRO, the safety of the subjects participating in our clinical trials warrants such termination. These agreements or research projects may also be terminated if we make a general assignment for the benefit of our creditors or if we are liquidated. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. In addition, there is a natural transition period when a new CRO commences work and the new CRO may not provide the same type or level of services as the original provider. If any of our relationships with our third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms.

Our experience manufacturing ganaxolone is limited to the needs of our preclinical studies and clinical trials. We have no experience manufacturing ganaxolone on a commercial scale and have no manufacturing facility. We are dependent on third-party manufacturers for the manufacture of ganaxolone as well as on third parties for our supply chain, and if we experience problems with any such third parties, the manufacturing of ganaxolone could be delayed.

        We do not own or operate facilities for the manufacture of ganaxolone. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. We currently rely on contract manufacturing organizations, or CMOs, for the chemical manufacture of active pharmaceutical ingredients for ganaxolone and another CMO for the production of the ganaxolone nanoparticulate formulation into capsules. To meet our projected needs for preclinical and clinical supplies to support our activities through regulatory approval and commercial manufacturing, the CMOs with whom we currently work will need to increase the scale of production. We may need to identify additional CMOs for continued production of supply for ganaxolone. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms, in a timely manner or at all, we may not be able to complete development of ganaxolone, or market or distribute ganaxolone.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured ganaxolone ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, including a failure to synthesize and manufacture ganaxolone or any products we may eventually commercialize in accordance with our specifications, and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities would require that ganaxolone and any products that we may eventually commercialize be manufactured according to cGMP and similar foreign standards. Any failure by our third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of ganaxolone in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of ganaxolone. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for ganaxolone previously granted to us, or take other regulatory or legal action, including recall or seizure of outside supplies of ganaxolone, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention of product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

        Any significant disruption in our supplier relationships could harm our business. Any significant delay in the supply of ganaxolone or its key materials for an ongoing preclinical study or clinical trial could considerably delay completion of our preclinical study or clinical trial, product testing and potential regulatory approval of ganaxolone. If our manufacturers or we are unable to purchase these key materials after regulatory approval has been obtained for ganaxolone, the commercial launch of ganaxolone would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of ganaxolone.

We may elect to enter into licensing or collaboration agreements to partner ganaxolone in territories currently retained by us. Our dependence on such relationships may adversely affect our business.

        Because we have limited resources, we may seek to enter into collaboration agreements with other pharmaceutical or biotechnology companies. Any failure by our partners to perform their obligations or any decision by our partners to terminate these agreements could negatively impact our ability to successfully develop, obtain regulatory approvals for and commercialize ganaxolone. In the event we grant exclusive rights to such partners, we would be precluded from potential commercialization of ganaxolone within the territories in which we have a partner. In addition, any termination of our collaboration agreements will terminate the funding we may receive under the relevant collaboration agreement and may impair our ability to fund further development efforts and our progress in our development programs.

        Our commercialization strategy for ganaxolone may depend on our ability to enter into agreements with collaborators to obtain assistance and funding for the development and potential commercialization of ganaxolone in the territories in which we seek to partner. Despite our efforts, we may be unable to secure additional collaborative licensing or other arrangements that are necessary for us to further develop and commercialize ganaxolone. Supporting diligence activities conducted by potential collaborators and negotiating the financial and other terms of a collaboration agreement are long and complex processes with uncertain results. Even if we are successful in entering into one or more collaboration agreements, collaborations may involve greater uncertainty for us, as we have less control over certain aspects of our collaborative programs than we do over our proprietary development and commercialization programs. We may determine that continuing a collaboration under the terms provided is not in our best interest, and we may terminate the collaboration. Our potential future collaborators could delay or terminate their agreements, and as a result ganaxolone may never be successfully commercialized.

        Further, our potential future collaborators may develop alternative products or pursue alternative technologies either on their own or in collaboration with others, including our competitors, and the priorities or focus of our collaborators may shift such that ganaxolone receives less attention or resources than we would like, or they may be terminated altogether. Any such actions by our potential future collaborators may adversely affect our business prospects and ability to earn revenue. In addition, we could have disputes with our potential future collaborators, such as the interpretation of terms in our agreements. Any such disagreements could lead to delays in the development or commercialization of ganaxolone or could result in time-consuming and expensive litigation or arbitration, which may not be resolved in our favor.

Government funding for certain of our programs adds uncertainty to our research efforts with respect to those programs and may impose requirements that increase the costs of commercialization and production of product candidates developed under those government-funded programs.

        Our preclinical studies and clinical trials to evaluate ganaxolone in patients suffering from PTSD have been primarily funded by the United States Department of Defense, or the DoD. In addition, our preclinical studies and clinical trials to evaluate ganaxolone in FXS patients have been conducted with the MIND Institute at the University of California, Davis with funding from the DoD. Programs funded by the United States government and its agencies, including the DoD, include provisions that reflect the government's substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to:

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  terminate agreements, in whole or in part, for any reason or no reason;

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  reduce or modify the government's obligations under such agreements without the consent of the other party;

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  claim rights, including intellectual property rights, in products and data developed under such agreements;

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  audit contract-related costs and fees, including allocated indirect costs;

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  suspend the contractor from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

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  impose United States manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements;

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  suspend or debar the contractor from doing future business with the government; and

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  control and potentially prohibit the export of products.

        We may not have the right to prohibit the United States government from using or allowing others to use certain technologies developed by us, and we may not be able to prohibit third party companies, including our competitors, from using those technologies in providing products and services to the United States government. The United States government generally obtains the right to royalty-free use of technologies that are developed under United States government contracts.

        In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

  •
  specialized accounting systems unique to government contracts;

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  mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;

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  public disclosures of certain contract information, which may enable competitors to gain insights into our research program; and

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  mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

        If we fail to maintain compliance with these requirements, we may be subject to potential contract liability and to termination of our contracts.

        Changes in government budgets and agendas may result in a decreased and de-prioritized emphasis on supporting the development of ganaxolone in patients suffering from PTSD or in FXS patients. Although we intend to use a portion of the proceeds from this offering to fund our development programs for ganaxolone in patients with PTSD and FXS patients, any reduction or delay in DoD funding may force us to suspend or terminate these programs or seek alternative funding, which may not be available on non-dilutive terms, terms favorable to us or at all.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

        Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical, radioactive and hazardous materials. Although we believe that our manufacturers' procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical, radioactive or hazardous materials. As a result of any such contamination or injury we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical radioactive or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

Risks Related to Regulatory Compliance

Recently enacted and future legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for us to obtain marketing approval of and commercialize ganaxolone and affect the prices we may obtain.

        The regulations that govern, among other things, marketing approvals, coverage, pricing and reimbursement for new drug products vary widely from country to country. In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of ganaxolone, restrict or regulate post-approval activities and affect our ability to successfully sell ganaxolone, if we obtain marketing approval.

        In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In recent years, Congress has considered further reductions in Medicare reimbursement for drugs administered by physicians. The Centers for Medicare and Medicaid Services, the agency that runs the Medicare program, also has the authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. While the Medicare Modernization Act and Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

        In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010, or the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. The Affordable Care Act expanded manufacturers' rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and capped the total rebate amount for innovator drugs at 100.0% of AMP. The Affordable Care Act and subsequent legislation also changed the definition of AMP. Furthermore, the Affordable Care Act imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the Affordable Care Act, it appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

        In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. More recently, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013,

President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of ganaxolone, these new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of ganaxolone may be.

        In the United States, the European Union and other potentially significant markets for ganaxolone, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

        Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for ganaxolone in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue we are able to generate from the sale of the product in that particular country. Adverse pricing limitations may hinder our ability to recoup our investment in ganaxolone even if ganaxolone obtains marketing approval.

Laws and regulations governing international operations may preclude us from developing, manufacturing and selling product candidates outside of the United States and require us to develop and implement costly compliance programs.

        As we seek to expand our operations outside of the United States, we must comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

        The Foreign Corrupt Practices Act, or FCPA, prohibits any United States individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring such companies to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the DOJ. The Securities and Exchange Commission, or the SEC, is involved with enforcement of the books and records provisions of the FCPA.

        Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

        Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain foreign nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our expanding presence outside of the United States will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling ganaxolone outside of the United States, which could limit our growth potential and increase our development costs.

        The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the United States government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on United States exchanges for violations of the FCPA's accounting provisions.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our operations (including our marketing, promotion, educational programs, pricing, and relationships with healthcare providers or other entities, among other things) and expose us to areas of risk including the following:

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  the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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  federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or Children's Health Insurance Program, to report annually to HHS information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members and applicable group purchasing organizations; and

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  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        Efforts to ensure that our business arrangements with third parties are compliant with applicable healthcare laws and regulations will involve the expenditure of appropriate, and possibly significant, resources. Nonetheless, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

        Our commercial success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We rely on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the United States and abroad related to our novel technologies and products that are important to our business.

        The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain. The steps we or our licensors have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside the United States. Further, the examination process may require us or our licensors to narrow the claims for our pending patent applications, which may limit the scope of patent protection that may be obtained if these applications issue. The rights already granted under any of our currently issued patents or those licensed to us and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected. It is also possible that we or our licensors will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

        With respect to patent rights, we do not know whether any of our granted or issued patents will effectively prevent others from commercializing competitive technologies and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all, until they are issued as a patent. Therefore we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

        Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we own or have licensed from third parties may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Protecting against the unauthorized use of our or our licensors' patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

        Our commercial success depends upon our ability to develop, manufacture, market and sell ganaxolone, and to use our related proprietary technologies. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to ganaxolone, including interference or derivation proceedings before the United States Patent and Trademark Office, or USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue commercializing ganaxolone. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing ganaxolone. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing ganaxolone or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

        While ganaxolone is in preclinical studies and clinical trials, we believe that the use of ganaxolone in these preclinical studies and clinical trials falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As ganaxolone progresses toward commercialization, the possibility of a patent infringement claim against us increases. While ganaxolone itself is off patent, we attempt to ensure that our solid and liquid nanoparticulate formulation of ganaxolone and the methods we employ to manufacture ganaxolone do not infringe other parties' patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that we infringe their proprietary rights in any event.

If we breach our license agreement with Purdue Neuroscience Company, it could have a material adverse effect on our commercialization efforts for ganaxolone or such other compounds in the United States.

        In September 2004, we entered into a license agreement with Purdue Neuroscience Company, or Purdue, which was most recently amended and restated in May 2008, granting us exclusive rights to certain know-how and technology relating thereto, excluding the field of treatment of unpleasant sensory or emotional experience associated with actual or potential tissue damage, or described in terms of such damage. If we materially breach or fail to perform any provision under this license agreement (including failure to make payments to Purdue when due for royalties and other sub-license revenue, failure to cure a breach for failure to use commercially reasonable efforts to develop and commercialize at least one licensed product, and commencement of bankruptcy or insolvency proceedings against us) Purdue has the right to terminate our license, and upon the effective date of such termination, we must cease all activities licensed all rights, data, information, know-how, and material licensed or transferred to us under this license agreement will revert to Purdue and all rights, data, information, know-how, material, records and registrations developed or made by us that relate in whole or in part to the activities contemplated by our amended and restated license agreement with Purdue will be transferred to Purdue. To the extent such a breach relates to ganaxolone, we would expect to exercise all rights and remedies available to us, including attempting to cure any breach by us, and otherwise seek to preserve our rights, but we may not be able to do so in a timely manner, at an acceptable cost to us or at all. Any uncured, material breach under the license agreement could result in our loss of rights to practice our patent rights and could have a material adverse effect on our commercialization efforts for ganaxolone.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on ganaxolone and any future product candidates throughout the world would be prohibitively expensive, and our or our licensors' intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws and practices of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions into or within the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing with us in these jurisdictions.

        Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our or our licensor's patents or marketing of competing products in violation of our proprietary rights generally in those countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful.

        The laws of certain foreign countries may not protect our rights to the same extent as the laws of the United States, and these foreign laws may also be subject to change. For example, novel formulations and manufacturing processes may not be patentable in certain jurisdictions, and the requirements for patentability may differ in certain countries, particularly developing countries. Furthermore, generic drug manufacturers or other competitors may challenge the scope, validity or enforceability of our patents, requiring us to engage in complex, lengthy and costly litigation or other proceedings. Generic drug manufacturers may develop, seek approval for, and launch generic versions of our products. Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of our patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from our intellectual property.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

        Given the amount of time required for the development, testing and regulatory review of new product candidates, such as ganaxolone, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

Changes in patent laws, including recent patent reform legislation, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

        As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve technological and legal complexity, and obtaining and enforcing pharmaceutical patents is costly, time-consuming, and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce existing patents and patents we may obtain in the future. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

        In September 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a "first to file" system in which the first inventor to file a patent application will be entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO and may become involved in opposition, derivation, reexamination, inter-parties review or interference proceedings challenging our patent rights or the patent rights of our licensors. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate patent rights, which could adversely affect our competitive position.

        The USPTO is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, did not become effective until March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

        Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own or control. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned or controlled by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock.

We may be subject to claims by third parties asserting that we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

        Some of our employees were previously employed at universities or at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, including each member of our senior management, executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

        The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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  others may be able to make compounds or ganaxolone formulations that are similar to our ganaxolone formulations but that are not covered by the claims of the patents that we own or control;

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  we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or control;

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  we might not have been the first to file patent applications covering certain of our inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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  it is possible that our pending patent applications will not lead to issued patents;

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  issued patents that we own or control may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

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  our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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  we may not develop additional proprietary technologies that are patentable; and

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  the patents of others may have an adverse effect on our business.

Risks Related to Employee Matters, Managing Growth and Becoming a Public Company

Our future success depends on our ability to retain our executive officers and to attract, retain and motivate qualified personnel.

        We are highly dependent upon Christopher M. Cashman, our Chief Executive Officer, Edward F. Smith, our Chief Financial Officer, and Gail M. Farfel, Ph.D, our Chief Clinical Development and Regulatory Officer. The employment agreements we have with the persons named above do not prevent such persons from terminating their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

        As of December 31, 2013, we had four full-time employees. As our development and commercialization plans and strategies develop, or as a result of any future acquisitions, we will need additional managerial, operational, sales, marketing, financial and other resources. In addition, it may become more cost effective to bring in house certain resources currently outsourced to consultants and other third-parties. Our management, personnel and systems currently in place may not be adequate to support our future growth. Future growth would impose significant added responsibilities on members of management, including:

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  managing our clinical trials effectively;

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  identifying, recruiting, maintaining, motivating and integrating additional employees;

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  managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

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  improving our managerial, development, operational and finance systems; and

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  expanding our facilities.

        As our operations expand, we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize ganaxolone, if approved, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. Our failure to accomplish any of these tasks could prevent us from successfully growing our company.

If we are unable to attract and retain highly qualified employees, and other personnel, advisors and consultants with scientific, technical and managerial expertise, we may not be able to grow effectively.

        Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees, consultants and other third-parties. The loss of any member of our senior management team or the inability to hire or retain experienced management personnel could compromise our ability to execute our business plan and harm our operating results.

        Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel, advisors and consultants. The competition for qualified personnel in the pharmaceutical field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies that could harm our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

        As part of our business strategy, we may pursue acquisitions of assets, including preclinical, clinical or commercial stage products or product candidates, or businesses, or strategic alliances and collaborations, to expand our existing technologies and operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We have no experience with acquiring other companies, products or product candidates, and limited experience with forming strategic alliances and collaborations. We may not be able to find suitable acquisition candidates, and if we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business. We may not be able to find suitable strategic alliance or collaboration partners or identify other investment opportunities, and we may experience losses related to any such investments.

        To finance any acquisitions or collaborations, we may choose to issue debt or equity securities as consideration. Any such issuance of shares would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

        We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We will adopt a code of conduct for our directors, officers and employees, or the Code of Conduct, which will be effective as of consummation of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. Commencing with our annual report on

Form 10-K for the year ending December 31, 2015, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

        Our compliance with Section 404 of the Sarbanes-Oxley Act may require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by The NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

        Upon consummation of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Related to This Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

        Prior to this offering there has been no market for shares of our common stock. Although we expect that our common stock will be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into collaborations or acquire companies or products by using our shares of common stock as consideration. The market price of our stock may be volatile, and you could lose all or part of your investment.

The market price of our stock may be volatile, and you could lose all or part of your investment.

        The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

  •
  the success of competitive products or technologies;

  •
  regulatory actions with respect to our products or our competitors' products;

  •
  actual or anticipated changes in our growth rate relative to our competitors;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

  •
  results of clinical trials of ganaxolone or product candidates of our competitors;

  •
  regulatory or legal developments in the United States and other countries;

  •
  developments or disputes concerning patent applications, issued patents or other proprietary rights;

  •
  the recruitment or departure of key personnel;

  •
  the level of expenses related to our clinical development programs;

  •
  the results of our efforts to in-license or acquire additional product candidates or products;

  •
  actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  fluctuations in the valuation of companies perceived by investors to be comparable to us;

  •
  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

  •
  announcement or expectation of additional financing efforts;

  •
  sales of our common stock by us, our insiders or our other stockholders;

  •
  changes in the structure of healthcare payment systems;

  •
  market conditions in the pharmaceutical and biotechnology sectors;

  •
  general economic, industry and market conditions; and

  •
  other events or factors, many of which are beyond our control.

        In addition, the stock market in general, The NASDAQ Global Market and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of these risks or any of a broad range of other risks, including those described in these "Risk Factors," could have a dramatic and material adverse impact on the market price of our common stock.

We may be subject to securities litigation, which is expensive and could divert our management's attention.

        The market price of our common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Insiders have substantial influence over us and could delay or prevent a change in corporate control.

        Prior to this offering, our executive officers, directors, and holders of 5% or more of our capital stock collectively beneficially owned approximately 83% of our voting stock and, upon consummation of this offering, that same group will together hold approximately        % of our outstanding voting stock, assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus). If our 5% stockholders and their affiliated entities purchase all of the shares they have indicated an interest in purchasing in this offering, the number of shares of our common stock beneficially owned by our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, increase to approximately        % of our common stock upon consummation of this offering. This concentration of ownership could harm the market price of our common stock by:

  •
  delaying, deferring or preventing a change in control of our company;

  •
  impeding a merger, consolidation, takeover or other business combination involving our company; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

        The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might negatively affect the prevailing market price for our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result,

investors purchasing common stock in this offering will incur immediate dilution of $            per share, based on an assumed initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

        The exercise of any of our outstanding options would result in additional dilution. These issuances of common stock from the exercise of options will result in additional dilution to investors purchasing shares in this offering. As a result of this dilution, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we will need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

We are an "emerging growth company" and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors.

        We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of United States generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an "emerging growth company." We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and NASDAQ Stock Market. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We estimate that we will incur approximately $1.0 million to $2.0 million in incremental costs per year associated with being a publicly traded company, although it is possible that our actual incremental costs will be higher than we currently estimate. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our ability to pay cash dividends is prohibited by our credit facility with Square 1 Bank, entered into in April 2014, and the terms of any future debt agreements may also preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

        If our stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of December 31, 2013, upon the closing of this offering we will have outstanding a total of                        shares of common stock, assuming net share settlement of all outstanding warrants, no exercise of the underwriters' option to purchase additional shares and no exercise of outstanding options. Of these shares, only the shares of common stock sold in this offering by us (other than those shares purchased by certain of our affiliates in this offering), plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. Stifel, Nicolaus & Company, Incorporated and JMP Securities, LLC, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

        We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional                                     shares of common stock will be eligible for sale in the public market, of which                                    shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus). In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and

Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

        After this offering, the holders of                                    shares of our common stock, or        % of our total outstanding common stock as of December 31, 2013, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above and assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus). See "Description of Capital Stock—Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

        We expect that significant additional capital will be needed in the future to continue our planned operations. To raise capital, we may sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with the exercise of stock options, warrants outstanding or granted in the future and any additional shares issued in connection with acquisitions, if any, may result in material dilution to our investors. Such sales may also result in material dilution to our stockholders, and new investors could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

        Pursuant to our equity incentive plans, our compensation committee is authorized to grant equity-based incentive awards to our directors, executive officers and other employees and service providers. The number of shares of our common stock available for future grant under our 2005 Stock Option and Incentive Plan was 904,460 as of December 31, 2013. Additionally, our board of directors adopted, and we expect our stockholders to approve, our 2014 Equity Incentive Plan reserving for issuance a number of shares equal to 15% of our fully diluted shares outstanding upon and including shares issued pursuant to the consummation of this offering. Future equity incentive grants and issuances of common stock under our equity incentive plans may have an adverse effect on the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Although we currently intend to use the net proceeds from this offering in the manner described in the "Use of Proceeds" section in this prospectus, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our business, including our ganaxolone clinical development programs, or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of our common stock to decline and delay the development of ganaxolone. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected clinical development progression, which could cause the price of our common stock to decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our certificate of incorporation and bylaws that will become effective in connection with consummation of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, or remove our current management. These include provisions that will:

  •
  permit our board of directors to issue up to                         million shares of preferred stock, with any rights, preferences and privileges as it may designate;

  •
  provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  establish a classified board of directors such that only one of three classes of directors is elected each year;

  •
  provide that directors can only be removed for cause;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

  •
  require that the amendment of certain provisions of our certificate of incorporation and bylaws relating to anti-takeover measures may only be approved by a vote of 75% of our outstanding capital stock;

  •
  not provide for cumulative voting rights, thereby allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election; and

  •
  provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons designated by a majority of the board of directors to call such meetings.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management. Because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15.0% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We may, in some cases, use terms such as "believes," "estimates," "anticipates," "expects," "plans," "projects," "intends," "potential," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things:

  •
  our ability to develop and commercialize ganaxolone;

  •
  status, timing and results of preclinical studies and clinical trials;

  •
  the potential benefits of ganaxolone;

  •
  the timing of seeking regulatory approval of ganaxolone;

  •
  our ability to obtain and maintain regulatory approval;

  •
  our estimates of expenses and future revenue and profitability;

  •
  our estimates regarding our capital requirements and our needs for additional financing;

  •
  our plans to develop and market ganaxolone and the timing of our development programs;

  •
  our estimates of the size of the potential markets for ganaxolone;

  •
  our selection and licensing of ganaxolone;

  •
  our ability to attract collaborators with acceptable development, regulatory and commercial expertise;

  •
  the benefits to be derived from corporate collaborations, license agreements, and other collaborative or acquisition efforts, including those relating to the development and commercialization of ganaxolone;

  •
  sources of revenue, including contributions from corporate collaborations, license agreements, and other collaborative efforts for the development and commercialization of products;

  •
  our ability to create an effective sales and marketing infrastructure if we elect to market and sell ganaxolone directly;

  •
  the rate and degree of market acceptance of ganaxolone;

  •
  the timing and amount or reimbursement for ganaxolone;

  •
  the success of other competing therapies that may become available;

  •
  the manufacturing capacity for ganaxolone;

  •
  our intellectual property position;

  •
  our ability to maintain and protect our intellectual property rights;

  •
  our results of operations, financial condition, liquidity, prospects, and growth strategies;

  •
  our spending of the proceeds from this offering;

  •
  the industry in which we operate; and

  •
  the trends that may affect the industry or us.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry changes, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

        Actual results could differ materially from our forward-looking statements due to a number of factors, including risks related to:

  •
  our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

  •
  the success and timing of our preclinical studies and clinical trials;

  •
  the potential that results of preclinical studies and clinical trials indicate ganaxolone is unsafe or ineffective;

  •
  our exposure to business disruptions;

  •
  our dependence on third parties in the conduct of our preclinical studies and clinical trials;

  •
  the difficulties and expenses associated with obtaining and maintaining regulatory approval of ganaxolone, and the labeling under any approval we may obtain;

  •
  our plans and ability to develop and commercialize ganaxolone;

  •
  our failure to recruit or retain key scientific or management personnel or to retain our executive officers;

  •
  the size and growth of the potential markets for ganaxolone, market acceptance of ganaxolone and our ability to serve those markets;

  •
  legal and regulatory developments in the United States and foreign countries;

  •
  our ability to limit our exposure to product liability lawsuits;

  •
  our exposure to additional scrutiny as a public company;

  •
  the rate and degree of market acceptance of ganaxolone;

  •
  our use of the proceeds from this offering;

  •
  obtaining and maintaining intellectual property protection for ganaxolone and our proprietary technology;

  •
  the successful development of our commercialization capabilities, including sales and marketing capabilities;

  •
  recently enacted and future legislation regarding the healthcare system;

  •
  the success of competing therapies and products that are or become available; and

  •
  the performance of third parties, including CROs and third-party manufacturers.

        Ganaxolone is an investigational drug undergoing clinical development and has not been approved by the FDA, nor submitted to the FDA for approval. Ganaxolone has not been, nor may never be approved by any regulatory agency nor marketed anywhere in the world. Statements contained in this prospectus should not be deemed to be promotional.

        Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

        You should also read carefully the factors described in the "Risk Factors" section of this prospectus and elsewhere to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of            shares of common stock in this offering will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discount and estimated offering costs payable by us.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering costs payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease the net proceeds to us from this offering, after deducting the estimated underwriting discount and estimated offering costs payable by us, by approximately $             million, assuming the assumed initial public offering price stays the same.

        We currently intend to use the net proceeds of this offering to advance the development of ganaxolone and for other working capital and general corporate purposes as follows:

  •
  approximately $             million to increase the size of our Phase 2b clinical trial for subjects with focal onset seizures;

  •
  approximately $             million to conduct other preclinical studies, clinical trials, manufacturing scale-up and bridging studies and other critical path activities for ganaxolone in patients with focal onset seizures;

  •
  approximately $             million to add investigator sites to accelerate enrollment in our randomized, placebo-controlled, crossover Phase 2 clinical trial for FXS; and

  •
  the remainder for working capital and general corporate purposes.

        We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations for at least the 24 months following the date of this prospectus, although there can be no assurance in that regard.

        The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials and other development efforts for ganaxolone and other factors described under "Risk Factors" in this prospectus, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending application of the net proceeds, we may invest temporarily in mutual and money market funds, bank certificates of deposit and investment grade commercial paper, corporate notes and government securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, our ability to pay cash dividends is prohibited by our credit facility with Square 1 Bank, entered into in April 2014, and the terms of any future debt agreements may also preclude us from paying dividends.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our preferred stock into 49,802,103 shares of our common stock, including 422,119 shares of preferred stock issued in April 2014 reflected as an investor deposit for $500,000 in accrued expenses as of December 31, 2013, which will occur prior to consummation of this offering and (ii) the exercise of all outstanding warrants to purchase 3,055,163 shares of Series B convertible preferred stock and 37,991 shares of Series C convertible preferred stock and the conversion of the resulting convertible preferred stock into            shares of our common stock immediately prior to consummation of this offering assuming net share settlement at an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus); and

  •
  on a pro forma as adjusted basis to additionally give effect to the sale of            shares of our common stock in this offering, assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discount and estimated offering costs payable by us.

        The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and accompanying notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$10,037,123	$10,037,123	$

Capitalization:
Convertible preferred stock, $0.001 par value per share:
Series A convertible preferred stock: 18,777,860 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	30,596,604	—
Series B convertible preferred stock: 15,275,824 shares authorized, 12,220,661 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	17,929,483	—
Series C convertible preferred stock: 18,900,000 shares authorized, 18,381,463 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	21,314,119	—

Total convertible preferred stock	69,840,206	—

Stockholders' equity (deficit):
Common stock, $0.001 par value per share: 65,100,000 shares authorized, 3,212,630 shares issued, and 3,022,630 shares outstanding, actual; shares issued and shares outstanding, pro forma; and shares issued and shares outstanding, pro forma as adjusted	3,213	53,015
Preferred stock, $0.001 par value per share, no shares authorized issued and outstanding, actual; 25,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	1,117,961	72,599,879
Treasury stock at cost (190,000 shares)	(190)	(190)
Deficit accumulated during the development stage	(61,503,015)	(61,503,015)

Total stockholders' equity (deficit)	(60,382,031)	11,149,689

Total capitalization	$9,458,175	$11,149,689	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering costs payable by us. Similarly, each increase or decrease of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $             million.

        The shares of common stock outstanding in the table above excludes:

  •
  7,105,767 shares of common stock issuable upon exercise of options outstanding as of December 31, 2013, with a weighted average exercise price of $0.16 per share, under our 2005 Stock Option and Incentive Plan; and

  •
  additional shares that will be made available for issuance under our 2014 Equity Incentive Plan.

        Certain of our stockholders have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. The historical net tangible book value (deficit) of our common stock as of December 31, 2013 was $(60.4) million, or $(19.98) per share. Historical net tangible book value (deficit) per share is determined by dividing the number of our outstanding shares of common stock into our total tangible assets (total assets less intangible assets) less total liabilities available to common stockholders.

        On a pro forma basis, after giving effect to the conversion of all outstanding shares of our preferred stock into 49,802,103 shares of our common stock, including 422,119 shares of preferred stock issued in April 2014 reflected as an investor deposit for $500,000 in accrued expenses as of December 31, 2013, and the net share settlement of our outstanding warrants and conversion of the resulting shares of preferred stock into            shares of our common stock, which will occur prior to consummation of this offering, our net tangible book value at December 31, 2013 would have been approximately $       million, or $      per share.

        Investors purchasing shares in this offering will incur immediate and substantial dilution. After giving effect to the sale of common stock offered in this offering assuming an initial public offering price of $      per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering costs payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $       million, or $       per share. This represents an immediate increase in pro forma net tangible book value of $      per share to stockholders, and an immediate dilution in the pro forma net tangible book value of $      per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2013	$(19.98)

Pro forma increase in net tangible book value per share attributable to the conversion of all outstanding shares of our preferred stock and net share settlement of all outstanding warrants and conversion of the resulting shares of preferred stock into shares of our common stock, each of which will occur prior to consummation of this offering

Pro forma net tangible book value per share
Increase in pro forma net tangible book value per share attributable to investors purchasing in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors purchasing in this offering		$

        A $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease the pro forma as adjusted net tangible book value per share by $      , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering costs payable by us. Each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us at the assumed initial public offering price of $      per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease our pro forma as adjusted

net tangible book value by $       million, our pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution per share to new investors in this offering by $      .

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $      per share, the increase in pro forma net tangible book value per share to stockholders would be $      per share and the dilution per share to new investors would be $      per share, in each case assuming an initial public offering price of $      per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

        The following table summarizes, on a pro forma as adjusted basis described above as of December 31, 2013, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by stockholders and by investors purchasing in this offering at an assumed initial public offering price of $       per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discount and estimated offering costs payable by us.

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Stockholders before this offering			%	$		%	$
Investors purchasing in this offering							$

Total		100.0%		$	100.0%

        A $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) would increase or decrease the total consideration paid by new investors by $       million and increase or decrease the percentage of total consideration paid by new investors by approximately      %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares and no exercise of any outstanding options. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to      % of the total number of shares of common stock to be outstanding upon consummation of this offering, and the number of shares of common stock held by investors purchasing in this offering will be increased to             shares or      % of the total number of shares of common stock to be outstanding upon consummation of this offering.

        The      shares of common stock to be outstanding after this offering assumes an initial public offering price of $      per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and is based on            shares of common stock outstanding as of December 31, 2013, after giving effect to the conversion of all of our outstanding shares of preferred stock including 422,119 shares of preferred stock issued in April 2014, into 49,802,103 shares of our common stock and the net share settlement of all of our outstanding warrants and conversion of the resulting shares of preferred stock into            shares of our common stock and excludes:

  •
  7,105,767 shares of common stock issuable upon exercise of options outstanding as of December 31, 2013, with a weighted average exercise price of $0.16 per share, under our 2005 Stock Option and Incentive Plan; and

  •
  additional shares that will be made available for issuance under our 2014 Equity Incentive Plan.

        We may choose to raise additional capital through the sale of equity or equity-linked securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any options are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or equity-linked securities in the future, there will be further dilution to investors purchasing in this offering.

 SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our financial statements and accompanying notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

        We have derived the following statements of operations data for the years ended December 31, 2012 and 2013 and balance sheet data as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2012	2013
Statements of Operations Data:
Revenue	$100,000		$—

Expenses:
Research and development	845,556		4,150,101
General and administrative	685,099		1,228,701

Total expenses	1,530,655		5,378,802

Loss from operations	(1,430,655)		(5,378,802)
Change in fair value of warrant liability	336,050		152,686
Interest and other income	6,842		46,872
Interest expense	(320,782)		(90,611)

Net loss	(1,408,545)		(5,269,855)
Cumulative preferred stock dividends	(2,185,737)		(3,804,023)

Net loss attributable to common stockholders	$(3,594,282)		$(9,073,878)

Per share information:
Net loss per share of common stock—basic and diluted(1)	$(1.23)		$(3.02)

Basic and diluted weighted average shares outstanding(1)	2,921,787		3,009,260

Pro forma net loss per share of common stock—basic and diluted (unaudited)(1)		$

Pro forma basic and diluted weighted average shares outstanding (unaudited)(1)

(1)
See Note 2 to our financial statements for an explanation of the method used to calculate net loss per share of common stock, basic and diluted, pro forma net loss per share of common stock, basic and diluted, and the basic and diluted pro forma weighted average shares outstanding used to calculate the pro forma per share amounts.

	As of December 31,
	2012	2013
Balance Sheet Data:
Cash and cash equivalents	$8,633,775	$10,037,123
Total assets	8,682,100	11,823,945
Total liabilities	4,499,942	2,365,770
Convertible preferred stock	59,548,852	69,840,206
Total stockholders' deficit	(55,366,694)	(60,382,031)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results we describe or imply in the forward-looking statements contained in the following discussion and analysis.

Overview

        We are a clinical stage biopharmaceutical company focused on developing and commercializing innovative neuropsychiatric therapeutics. Our clinical stage product candidate, ganaxolone, is a small molecule that is a synthetic analog of allopregnanolone, an endogenous neurosteroid produced in the central nervous system that modulates the brain neurotransmitter GABA. Our lead indication for ganaxolone is as an adjunctive, or add-on, therapy for the treatment of partial, also known as focal, onset seizures in adults with epilepsy. By targeting the same spectrum of GABAA receptors as endogenous allopregnanolone, ganaxolone delivers its therapeutic benefit through a natural mechanism that we believe may offer safety and efficacy advantages compared to other marketed antiepileptic medications. We have completed a Phase 2 clinical trial in 147 patients with focal onset seizures demonstrating that patients who added ganaxolone to their medication regimen experienced a statistically significant reduction in seizures as compared to patients who added placebo. We are currently enrolling patients in a randomized Phase 2b clinical trial, which we intend to expand so that it may serve as one of our adequate and well-controlled clinical trials in a registration filing with the FDA or EMA, for ganaxolone in epilepsy. We expect data from this trial in the second half of 2015. In addition, we believe ganaxolone has potential in a broad range of neuropsychiatric disorders, including orphan indications. We currently have proof-of-concept Phase 2 clinical trials in progress for ganaxolone as a treatment for PTSD and the orphan indication FXS, two disorders in which GABA activity has been implicated.

        We have been a development stage company since our incorporation in August 2003. Our operations to date have consisted primarily of organizing and staffing our company, developing ganaxolone, including conducting preclinical testing and clinical trials, and raising capital. We have funded our operations primarily through sales of equity and debt securities. From our inception through December 31, 2013, we have received net proceeds of $46.1 million from the sale of various series of convertible preferred stock and $21.7 million from the sale of convertible notes that were subsequently converted into shares of our convertible preferred stock. We have no products currently available for sale and substantially all of our revenue to date has been derived from research grants. We have incurred operating losses since inception, have not generated any product sales revenue and have not achieved profitable operations. We incurred net losses of $1.4 million and $5.3 million for the years ended December 31, 2012 and 2013, respectively. Our accumulated deficit as of December 31, 2013 was $61.5 million, and we expect to continue to incur substantial losses in future periods. We anticipate that our operating expenses will increase substantially as we continue to advance our clinical-stage product candidate, ganaxolone.

        We believe that the net proceeds from this offering together with our existing cash and cash equivalents as of December 31, 2013, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. However, we will need to secure additional funding in the future, from one or more equity or debt financings, collaborations, or other sources, in order to carry out all of our planned research and development activities with respect to ganaxolone.

Financial Overview

Revenue

        We have not generated any revenue from commercial product sales since we commenced operations and we do not expect to generate any such revenue in the near future. Our revenue recognized to date has primarily consisted of revenue from research grants and in 2012 included $0.1 million of revenue in connection with payments received under our license agreement with Domain Russia Investments Limited, or DRI, which rights were subsequently assigned to NovaMedica LLC, whereby we licensed our patents, along with the rights to develop and commercialize ganaxolone, in Russia and certain other eastern European nations.

Research and Development Expenses

        Our research and development expenses consist primarily of costs incurred for the development of ganaxolone, which include:

  •
  employee-related expenses, including salaries, benefits, travel and stock-based compensation expense;

  •
  expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials and preclinical studies;

  •
  the cost of acquiring, developing and manufacturing clinical trial materials;

  •
  facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies; and

  •
  costs associated with preclinical activities and regulatory operations.

        We expense research and development costs when we incur them. We record costs for some development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as subject enrollment, clinical site activations or information our vendors provide to us.

        We will incur substantial costs beyond our present and planned clinical trials in order to file an NDA for ganaxolone in patients with focal onset seizures, PTSD, FXS and other target indications, and in each case, the nature, design, size and cost of further studies and trials will depend in large part on the outcome of preceding studies and trials and discussions with regulators. It is difficult to determine with certainty the costs and duration of our current or future clinical trials and preclinical studies, or if, when or to what extent we will generate revenue from the commercialization and sale of ganaxolone if we obtain regulatory approval. We may never succeed in achieving regulatory approval for ganaxolone. The duration, costs and timing of clinical trials and development of ganaxolone will depend on a variety of factors, including the uncertainties of future clinical trials and preclinical studies, uncertainties in clinical trial enrollment rate and significant and changing government regulation.

        In addition, the probability of success for ganaxolone will depend on numerous factors, including competition, manufacturing capability and commercial viability. See "Risk Factors." Our commercial success depends upon attaining significant market acceptance of ganaxolone, if approved, among physicians, patients, healthcare payors and the medical community. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of ganaxolone, as well as an assessment of ganaxolone's commercial potential.

General and Administrative Expenses

        General and administrative expenses consist principally of salaries and related costs for executive and other administrative personnel and consultants, including stock-based compensation and travel expenses. Other general and administrative expenses include professional fees for legal, patent review, consulting and accounting services. General and administrative expenses are expensed when incurred.

        We expect that our general and administrative expenses will increase in the future as a result of new management and employee hiring and our scaling operations commensurate with supporting more advanced clinical trials and public company infrastructure. These increases will likely include increased costs for insurance, hiring of additional personnel, board committees, outside consultants, investor relations, lawyers and accountants, among other expenses.

Change in Fair Value of Warrant Liability

        Our warrants to purchase our preferred stock are classified as warrant liability and recorded at fair value. This warrant liability is subject to re-measurement at each balance sheet date and we recognize any change in fair value in our statements of operations as a change in fair value of the derivative liability.

Interest and Other Income

        Interest and other income consists principally of interest income earned on cash and cash equivalent balances and certain state tax benefits.

Interest Expense

        Interest expense is primarily attributable to interest expense associated with our previously outstanding convertible notes.

Cumulative Preferred Stock Dividends

        Cumulative preferred stock dividends represent dividends payable upon a liquidation or deemed liquidation, as defined in our certificate of incorporation, in connection with our Series B and C convertible preferred stock.

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013

        The following table sets forth our results of operations for the years ended December 31, 2012 and 2013.

	Year Ended December 31,
	2012	2013
Revenue	$100,000	$—

Expenses:
Research and development	845,556	4,150,101
General and administrative	685,099	1,228,701

Total expenses	1,530,655	5,378,802

Loss from operations	(1,430,655)	(5,378,802)
Change in fair value of warrant liability	336,050	152,686
Interest income	2,661	19,055
Interest expense	(320,782)	(90,611)
State tax benefit	4,181	27,817

Net loss	(1,408,545)	(5,269,855)
Cumulative preferred stock dividends	(2,185,737)	(3,804,023)

Net loss applicable to common stockholders	$(3,594,282)	$(9,073,878)

Revenue

        Our revenue was $0.1 million for the year ended December 31, 2012, representing payments received under our license agreement with DRI, which rights were subsequently assigned to NovaMedica LLC, whereby we licensed our patents, along with the rights to develop and commercialize ganaxolone, in Russia and certain other eastern European nations. We did not generate any revenue for the year ended December 31, 2013.

Research and Development Expenses

        Research and development expenses increased $3.3 million, to $4.2 million, for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The increase resulted primarily from an increase in clinical costs of $3.8 million related to our Phase 2b clinical trial of ganaxolone in patients with focal onset seizures that commenced during 2013, offset by a decrease in costs related to our PTSD and FXS programs of $0.4 million and $0.1 million, respectively.

        The following table summarizes our research and development expenses by targeted indication for the years ended December 31, 2012 and 2013 and for the period from August 14, 2003 (inception) to December 31, 2013:

			Period From August 14, 2003 (Inception) to December 31, 2013
	Year Ended December 31,
	2012	2013
Focal Onset Seizures	$11,665	$3,822,037	$47,912,875
Posttraumatic Stress Disorder	392,077	15,581	2,277,871
Fragile X Syndrome	441,814	312,483	754,297

	$845,556	$4,150,101	$50,945,043

General and Administrative Expenses

        General and administrative expenses increased $0.5 million, to $1.2 million, for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The increase in general and administrative expenses was primarily due to the hiring of new management and employees and the upward scaling of our operations in connection with our Phase 2b clinical trial of ganaxolone in patients with focal onset seizures that commenced during 2013.

Change in Fair Value of Warrant Liability

        We recorded income related to the change in fair value of our warrant liability of $0.3 million and $0.2 million for the years ended December 31, 2012 and 2013, respectively.

Interest Expense

        Interest expense decreased $0.2 million, to $0.1 million, for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The decrease was due to the conversion of our previously outstanding convertible promissory notes to Series C convertible preferred stock resulting in less interest expense.

Cumulative Preferred Stock Dividends

        Cumulative preferred stock dividends increased $1.6 million, to $3.8 million, for the year ended December 31, 2013, as compared to the year ended December 31, 2012. The increase was the result of the issuance of Series C convertible preferred stock in December 2012 and June 2013 which increased the number of shares of cumulative preferred stock outstanding for the year ended December 31, 2013, as compared to year ended December 31, 2012.

Liquidity and Capital Resources

        Since inception, we have incurred net losses and negative cash flows from our operations. We incurred net losses of $1.4 million and $5.3 million for the years ended December 31, 2012 and 2013, respectively. Our operating activities used $1.2 million and $6.6 million of cash flows during the years ended December 2012 and 2013, respectively. Historically, we have financed our operations principally through private placements of preferred stock and convertible debt. From inception through December 31, 2013, we have received net proceeds of $69.2 million from the issuance of preferred stock, common stock and notes payable. At December 31, 2013, we had cash and cash equivalents of $10.0 million.

Square 1 Credit Facility

        In April 2014, we borrowed $2.0 million in connection with a credit facility we entered into with Square 1 Bank. Pursuant to the terms of the credit facility, we are required to make monthly interest-only payments for outstanding borrowings at an interest rate equal to the greater of (a) prime plus 2.25% or (b) 5.5% until April 2015. Commencing in May 2015 and continuing until April 2017, we are required to make monthly payments of 1/36th of our principal borrowings plus interest with the remaining principal balance due in April 2017. In connection with this facility, we issued to Square 1 Bank warrants to purchase 37,991 shares of our Series C convertible preferred stock, which expire on April 2, 2022.

Cash Flows

        The following table summarizes our sources and uses of cash:

	Year Ended December 31,
	2012	2013
Net cash used in operating activities	$(1,228,428)	$(6,628,021)
Net cash used in investing activities	(5,472)	(17,119)
Net cash provided by financing activities	8,881,778	8,048,488

Net increase in cash and cash equivalents	$7,647,878	$1,403,348

        Operating Activities.    Cash used in operating activities during the year ended December 31, 2013 increased to $6.6 million as compared to $1.2 million used in the year ended December 31, 2012. The increase was driven primarily by an increase in our net loss of $3.9 million and increased net changes in operating assets and liabilities of $1.6 million, partially offset by a $0.1 million decrease in non-cash charges.

        Investing Activities.    Cash used in investing activities for the purchase of property and equipment was less than $0.1 million for both the years ended December 31, 2012 and 2013, respectively.

        Financing Activities.    Cash provided by financing activities was $8.9 million and $8.0 million for the years ended December 31, 2012 and 2013, respectively. Cash provided by financing activities is primarily attributable to $0.3 million of net proceeds received in 2012 from the issuance of convertible notes, $0.5 million related to an investor deposit received in 2013 and $8.6 million and $7.5 million of net proceeds from the sale of Series C convertible preferred stock in 2012 and 2013, respectively.

Funding Requirements

        We have not achieved profitability since our inception, and we expect to continue to incur net losses for the foreseeable future. We expect our cash expenditures to increase in the near term as we fund our planned clinical trials for ganaxolone. Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and The NASDAQ Stock Market, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We estimate that we will incur approximately $1.0 million to $2.0 million in incremental costs per year associated with being a publicly traded company, although it is possible that our actual incremental costs will be higher than we currently estimate.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of December 31, 2013, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. However, we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may seek to sell additional equity or convertible debt securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible debt securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a negative impact on our business, results of operations, and financial condition. Our future capital requirements will depend on many factors, including:

  •
  the results of our preclinical studies and clinical trials;

  •
  the development, formulation and commercialization activities related to ganaxolone;

  •
  the scope, progress, results and costs of researching and developing ganaxolone or any other future product candidates, and conducting preclinical studies and clinical trials;

  •
  the timing of, and the costs involved in, obtaining regulatory approvals for ganaxolone or any other future product candidates;

  •
  the cost of commercialization activities if ganaxolone or any other future product candidates are approved for sale, including marketing, sales and distribution costs;

  •
  the cost of manufacturing ganaxolone or any other future product candidates in preclinical studies, clinical trials and, if approved, in commercial sale;

  •
  our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements;

  •
  any product liability, infringement or other lawsuits related to our products;

  •
  the expenses needed to attract and retain skilled personnel;

  •
  the costs associated with being a public company;

  •
  the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

  •
  the timing, receipt and amount of sales of, or royalties on, future approved products, if any.

        Please see "Risk Factors" above for additional risks associated with our substantial capital requirements.

Contractual Obligations and Commitments

        The following summarizes our significant contractual obligations as of December 31, 2013:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating lease obligations(1)	$32,500	$30,000	$2,500	$—	$—

Total	$32,500	$30,000	$2,500	$—	$—

(1)
Represents commitments for $32,500 of future minimum lease payments, with $30,000 to be paid in 2014 and the remainder in 2015.

Cumulative Preferred Stock Dividends

        As of December 31, 2013, there were $11.0 million of dividends payable on our Series B and C convertible preferred stock, which are payable upon the occurrence of a Liquidation (as more fully described in our certificate of incorporation). However, dividends are forfeited upon conversion of Series B and C convertible preferred stock to shares of our common stock, which we expect to occur immediately prior to the consummation of this offering.

Royalty-Based and Other Commitments

        In September 2004, we entered into a license agreement with Purdue Neuroscience Company, or Purdue, which was most recently amended and restated in May 2008 that granted us exclusive rights to certain know-how and technology relating to ganaxolone, excluding the field of treatment of unpleasant sensory or emotional experience associated with actual or potential tissue damage, or described in terms of such damage. The agreement contains a right by us to sublicense subject to prior written approval by Purdue. To date, we have paid license fees under the license agreement. As part of the consideration paid, we issued 1,189,812 shares of Series A convertible preferred stock and 630,318 shares of our common stock and agreed to pay Purdue certain royalties. In particular, we are obligated to pay royalties as a percentage of net product sales for direct licensed products, such as ganaxolone. The obligation to pay royalties expires, on a country-by-country basis, 10 years from the first commercial sale of a licensed product in each country. In addition, the agreement also requires that we pay Purdue a percentage of the non-royalty consideration that we receive from a sublicensee and a percentage of milestone payments for indications other than seizure disorders and vascular migraine headaches not associated with mood disorders. Under the license agreement, we are committed to use commercially reasonable efforts to develop and commercialize at least one licensed product.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements, as defined by applicable SEC regulations.

Critical Accounting Policies and Significant Judgments and Estimates

        We base this management's discussion and analysis of our financial condition and results of operations on our financial statements, which we have prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments, including those related to warrant liabilities, stock-based compensation and accrued clinical trial expenses on an ongoing basis. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. You should consider your evaluation of our financial condition and results of operations with these policies, judgments and estimates in mind.

        While we describe our significant accounting policies in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are the most critical to the judgments and estimates we use in the preparation of our financial statements.

Warrant Liability

        We classified our warrants to purchase our preferred stock as a warrant liability, which we recorded at fair value. We estimate the warrant fair values using option pricing models which include inputs which we estimate, including the expected term of the warrants, expected volatility and the estimated fair value of the underlying preferred stock. These warrant liabilities are subject to re-measurement at each balance sheet date, and we recognize any change in fair value in our statements of operations as a change in fair value of the derivative liability. As of the consummation of this offering, all of our preferred stock warrants will net share settle into shares of preferred stock and the resulting shares of preferred stock will convert into common stock. Upon such exercise of our preferred stock warrants, the then carrying value of the warrants will be classified as a component of stockholders' equity and no longer subject to re-measurement.

Stock-Based Compensation

        We recognize compensation expense related to the fair value of stock-based awards in our statements of operations. For stock options we issued to employees and members of our board of directors for their services on our board of directors, we estimate the grant-date fair value of options using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates, and the value of the common stock. For awards subject to time-based vesting, we recognize stock-based compensation expense, net of estimated forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting term of the award. For awards subject to performance-based vesting conditions, we recognize stock-based compensation expense when it is probable that the performance condition will be achieved. We are required to estimate forfeitures at the time of grant and to revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We record stock-based awards issued to non-employees at their fair values, and periodically revalue them as the equity instruments vest and are recognized as expense over the related service period of the award.

Fair Value of Common Stock

        We are required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations. We engaged an independent third-party valuation firm to assist our board of directors in estimating the fair value of the common stock underlying our stock-based awards. We have granted all options to purchase shares of our common stock with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information we knew on the date of grant.

        In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants based in part on input from the independent third-party valuation firm. We determined the fair value of our common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to estimate the fair value of our common stock, including external market conditions affecting the biopharmaceutical industry, trends within the biopharmaceutical industry, the prices at which we sold shares of our different series of preferred stock, the superior rights and preferences of each series of preferred stock relative to our common stock at the time of each grant, our results of operations and financial position, the status of our research and development efforts and progress of our clinical programs, our stage of development and business strategy, the lack of an active public market for our common and our preferred stock, and the likelihood of achieving a liquidity event such as an initial public offering or sale in light of prevailing market conditions.

        Our independent third-party valuation firm assisted us in determining both the value of our company and the fair value of our common stock as of December 31, 2011 and June 27, 2013. We used the results of these valuations, in part, to estimate the grant-date fair value of the common stock underlying our stock-based awards. During the period from January 1, 2012 to December 31, 2013, we estimated the fair value of our common stock at $0.16 per share using methodologies, approaches and assumptions consistent with the AICPA Practice Guide. During this period, while we believe we made progress in planning and securing additional financing in support of the initiation and conduct of certain of our clinical development activities, we generated limited new clinical data for ganaxolone and had not yet conducted the requisite pivotal trials necessary for submission to FDA for approval.

        In February 2014, our board of directors approved exploring an initial public offering with the use of the proceeds directed toward (i) increasing the size of our recently initiated Phase 2b clinical trial in order to meet the statistical power requirements for this trial to be considered for one of our adequate and well-controlled clinical trials required for FDA approval, (ii) adding additional investigator sites to accelerate enrollment in our randomized, placebo-controlled, Phase 2 clinical trial for FXS, (iii) conducting other preclinical, clinical, manufacturing scale-up and bridging studies and other critical path activities and (iv) working capital and general corporate purposes.

        The per share estimated fair value of common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the conclusions, if applicable, of contemporaneous valuations of our common stock as discussed below. The following table presents the grant dates and related exercise prices of stock options granted to employees and non-employees from January 1, 2012 through the date of this filing:

Date of Issuance	Number of Shares Underlying Option Grants	Exercise Price Per Option	Per Share Estimated Fair Value of Common Stock	Per Share Grant Date Intrinsic Value of Options
January 1, 2012 to December 3, 2012	1,437,797	$0.16	$0.16	$—
December 4, 2012 to December 31, 2013	3,833,080	0.16	0.16	—

        In determining the fair value of our common stock for purposes of granting stock options, our board of directors considered the most recent valuations of our common stock, which an independent third party prepared as of December 31, 2011 and June 27, 2013 and based its determination in part on the analyses summarized below in determining the exercise price of options to be issued after those dates.

        The intrinsic value of all outstanding vested and unvested options of $       million is based on an assumed initial offering price of $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and 7,105,767 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013 with a weighted average exercise price of $0.16 per share.

Stock Option Grants from January 1, 2012 to December 3, 2012

        Our board of directors granted stock options from January 1, 2012 through December 3, 2012, with each having an exercise price of $0.16 per share. An independent third party valuation as of December 31, 2011 supported this exercise price per share. In conducting this valuation, we estimated the fair value of our common stock using an option-pricing method. The option-pricing method treats common stock as options on the enterprise's value based on the liquidation preferences set forth in the terms of the preferred stockholders agreements. The option-pricing method considers the various terms of the preferred securities, including the level of seniority among the securities, dividend rights, conversion ratios and liquidation allocations. Under this method, the common stock has value when the net assets of the enterprise exceed the liquidation value, which is measured as a call option using the Black-Scholes option-pricing valuation model. We then allocated the equity value among our preferred stock and common stock using the option-pricing method. We estimated the time to liquidity as 4 years and assumed an annual volatility rate of 80%. Our estimate of volatility was based on a review of volatility data for 13 public comparable companies. We applied a discount for lack of marketability of 38% to our common stock. Based on these factors, we concluded that our common stock had a fair value of $0.16 per share as of December 31, 2011.

        We concluded it was appropriate to use the valuation of December 31, 2011 for subsequent grants made until our next financing event, which occurred on December 4, 2012. This was primarily attributable to the absence of a significant value inflection point and our continued efforts to obtain financing to fund our operating expenses. The specific facts and circumstances our board of directors considered included the following:

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  We had principally financed our operations through private placements of preferred stock and convertible debt. We needed to raise additional capital to fund clinical trials to advance ganaxolone.

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  Our cash and cash equivalents were less than $1.0 million as of December 31, 2011, which represented less than one year of operating cash flow.

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  Due to financial constraints, we made limited clinical progress in advancing ganaxolone. We had not conducted the requisite pivotal trials necessary for submission to the FDA for approval and did not receive funding to conduct such developmental activities.

Stock Option Grants from December 4, 2012 to December 31, 2013

        Our board of directors granted stock options from December 4, 2012 through December 31, 2013, with each having an exercise price of $0.16 per share. An independent third party valuation as of June 27, 2013 supported this exercise price per share. In conducting this valuation, we estimated the fair value of our common stock using an option-pricing method. The option-pricing method treats common stock as options on the enterprise's value based on the liquidation preferences set forth in the terms of the preferred stockholders agreements. The option-pricing method considers the various terms of the preferred securities, including the level of seniority among the securities, dividend rights, conversion ratios and liquidation allocations. Under this method, the common stock has value when the net assets of the enterprise exceed the liquidation value, which is measured as a call option using the Black-Scholes option-pricing valuation model. Our current enterprise value was implied by the negotiated pricing and terms of the Series C convertible preferred stock, which we first sold in December 2012 and the lead unrelated investor paid $1.1845 per share (before giving effect to our 1-for- reverse stock split). We then allocated the equity value among our preferred stock and common stock using the option pricing method. We estimated the time to liquidity as 2.5 years and assumed an annual volatility rate of 75%. Our estimate of volatility was based on a review of volatility data for 13 public comparable companies. We applied a discount for lack of marketability of 28% to our common stock. Based on these factors, we concluded that our common stock had a fair value of $0.16 per share as of June 27, 2013.

        We concluded it was appropriate to use the valuation of June 27, 2013 for grants subsequent to the first closing of Series C convertible preferred stock on December 4, 2012 through December 31, 2013. This was primarily attributable to the absence of a significant inflection point and our continued efforts to prepare for the commencement of our Phase 2b clinical trial for adjunctive treatment of focal onset seizures. The specific facts and circumstances our board of directors considered included the following:

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  Our current enterprise value was implied by the negotiated pricing and terms of the Series C convertible preferred stock sold in December 2012 and June 2013 where the lead unrelated investor paid $1.1845 per share (before giving effect to our 1-for-reverse stock split).

  •
  While we made progress in funding and making preparations for our Phase 2b clinical trial of ganaxolone in patients with focal onset seizures, we did not achieve any value accretive clinical development milestones.

  •
  We made limited clinical progress in advancing ganaxolone. We had not conducted the requisite pivotal trials necessary for submission to the FDA for approval and were not funded to conduct such developmental activities.

Clinical Trial Expense Accruals

        As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. Our clinical trial accrual process seeks to account for expenses resulting from our obligations under contracts with vendors, consultants and CROs and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. Our objective is to reflect the appropriate clinical trial expenses in our financial statements by matching the appropriate expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the trial as measured by subject progression and the timing of various aspects of the trial. We determine accrual estimates through financial models that take into account discussion with applicable personnel and outside service providers as to the progress or state of completion of trials. During the course of a clinical trial, we adjust our clinical expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on the facts and circumstances known to us at that time. Our clinical trial accrual and prepaid assets are dependent, in part, upon the receipt of timely and accurate reporting from CROs and other third-party vendors. Although we do not expect our estimates to differ materially from amounts we actually incur, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period.

Net Operating Loss and Research and Development Tax Credit Carryforwards

        As of December 31, 2013, we had federal and state net operating loss carryforwards of approximately $59.0 million that will begin expiring in 2023, and federal and state research and development credits of $2.2 million and $0.5 million, respectively, that will begin expiring in 2019.

        Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credits before we can use them. We have recorded a valuation allowance on all of our deferred tax assets, including our deferred tax assets related to our net operating loss and research and development tax credit carryforwards.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risks in the ordinary course of our business. These market risks are principally limited to interest rate fluctuations.

        We had cash and cash equivalents of $10.0 million at December 31, 2013, consisting primarily of funds in cash and money market accounts. The primary objective of our investment activities is to preserve principal and liquidity while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of our investment portfolio, we do not believe an immediate 1.0% increase in interest rates would have a material effect on the fair market value of our portfolio, and accordingly we do not expect a sudden change in market interest rates to affect materially our operating results or cash flows.

JOBS Act

        Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

BUSINESS

Overview

        We are a clinical stage biopharmaceutical company focused on developing and commercializing innovative neuropsychiatric therapeutics. Our clinical stage product candidate, ganaxolone, is a small molecule that is a synthetic analog of allopregnanolone, an endogenous neurosteroid produced in the central nervous system that modulates the brain neurotransmitter gamma-aminobutyric acid, or GABA. Our lead indication for ganaxolone is as an adjunctive, or add-on, therapy for the treatment of partial, also known as focal, onset seizures in adults with epilepsy. By targeting the same spectrum of GABAA receptors as endogenous allopregnanolone, ganaxolone delivers its therapeutic benefit through a natural mechanism that we believe may offer safety and efficacy advantages compared to other marketed antiepileptic medications. We have completed a Phase 2 clinical trial in 147 patients with focal onset seizures demonstrating that patients who added ganaxolone to their medication regimen experienced a statistically significant reduction in seizures as compared to patients who added placebo. We are currently enrolling patients in a randomized Phase 2b clinical trial, which we intend to expand so that it may serve as one of our adequate and well-controlled clinical trials in a registration filing with the United States Food and Drug Administration, or FDA, or the European Medicines Agency, or EMA, for ganaxolone in epilepsy. We expect data from this trial in the second half of 2015. In addition, we believe ganaxolone has potential in a broad range of neuropsychiatric disorders, including orphan indications. We currently have proof-of-concept Phase 2 clinical trials in progress for ganaxolone as a treatment for posttraumatic stress disorder, or PTSD, and the orphan indication Fragile X Syndrome, or FXS, two disorders in which GABA activity has been implicated.

        The effects of allopregnanolone have been studied for over two decades and its role in controlling seizures and improving anxiety, mood and sleep through positive modulation of GABAA type receptors is well documented. Despite these positive characteristics, we believe allopregnanolone is not suitable for chronic use due to potential undesired steroidal effects. Ganaxolone was designed to have the same GABA modulation effects as allopregnanolone without steroidal effects. Ganaxolone and allopregnanolone differ from other GABAA agents by interacting with unique binding sites on the GABAA receptor that are located both within, or synaptic, and outside, or extrasynaptic, the GABA synapse. Ganaxolone's activation of the extrasynaptic receptor is a unique mechanism that provides stabilizing effects that we believe differentiates it from other drugs that increase GABA signaling. Preclinical studies provide evidence that the GABA modulatory activity of ganaxolone is responsible for its anticonvulsive activity in epileptic seizures and its antianxiety effects on PTSD and FXS.

        Epilepsy affects approximately 50 million people globally, and over 5 million people are under treatment in the United States, Europe and Japan. According to IMS Health, global sales of antiepileptic drugs, or AEDs, were approximately $14 billion in 2011. Existing AEDs attempt to control seizures through a variety of mechanisms and are effective in reducing seizure frequency in many patients. Currently available medications create a number of side effects, including mood changes, increased cardiovascular risks, weight changes and potential reproductive toxicity. Approximately 60% of patients will achieve an adequate level of seizure control with a single AED, and the remainder will resort to using multiple drugs, or polypharmacy. Even with polypharmacy, approximately 30 to 35% of all patients do not reach an acceptable level of seizure control. We estimate that the market opportunity for this refractory patient population, which will be ganaxolone's initial target segment, will exceed $4 billion in the United States, Europe and Japan. We believe that ganaxolone, if approved, will be an attractive treatment option for patients that require polypharmacy to control their seizures, due to its novel mechanism of action and its safety and tolerability profile.

        We have successfully completed a double-blind, randomized, placebo-controlled, Phase 2 clinical trial of ganaxolone for adjunctive treatment in 147 patients with refractory focal onset seizures. Ganaxolone satisfied the primary efficacy endpoint of the study, a reduction in seizure frequency, and was considered to be generally safe and well tolerated. In this clinical trial, ganaxolone demonstrated a 20% mean seizure reduction from baseline compared to placebo in a difficult-to-treat refractory patient population. In the open label extension to the study, patients who were switched to ganaxolone from placebo experienced reductions in seizures similar to the ganaxolone group in the blinded study. Ganaxolone has also been studied in a Phase 2 proof-of-concept clinical trial as the sole treatment, or monotherapy, for adults with treatment resistant focal onset seizures in which the primary endpoint was duration of treatment prior to withdrawal from the trial due to seizures. In the trial, 50% of ganaxolone subjects completed the study compared to 25% of placebo subjects.

        In Phase 1 and 2 clinical trials, ganaxolone has been administered in approximately 1,000 subjects at therapeutically relevant dose levels and treatment regimens for up to two years. In these trials, ganaxolone was generally well tolerated with no adverse effects on cardiovascular, liver, blood or other systems. In animal studies, there was no evidence of reproductive toxicity or other toxicities after long-term administration of ganaxolone. We believe ganaxolone to be a first-in-class therapy with potential to provide meaningful treatment advantages for adults with focal onset seizures who do not achieve adequate seizure control from, have developed tolerance to, or have safety concerns with currently available medications.

        In October 2013, we initiated a Phase 2b clinical trial in epilepsy patients with focal onset seizures to evaluate ganaxolone compared to placebo as adjunctive treatment for 12 weeks. This randomized, placebo-controlled trial was designed to enroll approximately 150 adult subjects with focal onset seizures. With the proceeds from this offering, we intend to increase the size of this study to approximately 300 subjects in order to meet statistical power requirements so that it may be considered as an adequate and well-controlled trial in an FDA or EMA filing package for registration. We expect to complete this clinical trial in the second half of 2015.

        We are also pursuing clinical development of ganaxolone for patients suffering from PTSD. Approximately 7.7 million adults suffer from PTSD in a given year in the United States, with approximately 7% of the population developing the disorder at some point in their lives. PTSD is more common in women than in men. There are two pharmaceutical products approved to treat PTSD, yet we believe they produce only modest response rates resulting in a large unmet need for more effective treatments. We are currently conducting a randomized, placebo-controlled, Phase 2 proof-of-concept study in 114 PTSD patients, funded in large part by the United States Department of Defense, or DoD. We expect top-line results in mid-2014.

        We are also developing ganaxolone as a treatment for behaviors associated with FXS in children. FXS is the most common inherited cause of intellectual disabilities and the most common known genetic cause of autism. Approximately one million individuals in the United States have, or are at risk for developing, a Fragile X-associated disorder, with approximately 100,000 people having FXS. We are currently conducting a Phase 2 proof-of-concept randomized, placebo-controlled, clinical trial in approximately 60 FXS patients. This trial is being conducted in collaboration with the MIND Institute at the University of California, Davis, with funding from the DoD. We expect to complete the trial during the second half of 2015.

        Due to its mechanism of action, we believe ganaxolone has potential in a variety of neurologic and psychiatric disorders beyond our current clinical focus. Potential additional indications include generalized anxiety disorder and depression, multiple sclerosis, addictive behaviors such as alcoholism and smoking, attention deficit hyperactivity disorder, or ADHD, and orphan disorders such as Super Refractory Status Epilepticus, or SRSE, Neimann Pick Disease, Type C and certain autism subtypes. If we decide to pursue any additional indications for ganaxolone, we would need to undertake additional clinical trials.

        We have global rights to develop and commercialize ganaxolone, excluding Russia and certain other eastern European nations. We have seven United States patents and corresponding foreign patents and patent applications directed to solid and liquid ganaxolone formulations and methods for the making and use thereof, the earliest of which will expire in 2026, excluding possible patent extension. We also have a United States patent and corresponding foreign patents and patent applications covering our ganaxolone synthesis process, the earliest of which will expire in 2030, excluding possible patent extension.

Our Strategy

        Our goal is to maximize the value of ganaxolone as a first-in-class innovative neuropsychiatric therapy with a portfolio of diversified indications. The key elements of our strategy to achieve this goal include:

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  Executing our registration studies and pursue regulatory approval for ganaxolone for adjunctive treatment of focal onset seizures and other epilepsy indications. Building on efficacy established in our two completed clinical trials, and a differentiated safety profile as demonstrated in extensive preclinical studies and trials in more than 1,000 subjects, we are executing a clinical program to support a registration filing for ganaxolone for adjunctive treatment of focal onset seizures in adults in the United States, Europe and other major markets. Additionally, if the results from our adjunctive focal onset seizure trials are positive, we plan to develop ganaxolone in other segments of the epilepsy market including for monotherapy and pediatric epilepsy. As a result of its efficacy and safety profile, we believe ganaxolone could be a meaningful treatment for epilepsy patients who do not achieve adequate seizure control from, have developed tolerance to, or have safety concerns with currently available therapies including concerns around reproductive toxicity.

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  Expanding indications for ganaxolone.  Due to its mechanism of action, we believe ganaxolone has potential for therapeutic benefit in a variety of neuropsychiatric disorders in addition to epilepsy. Evidence from preclinical and clinical studies demonstrates that treatment with an agent similar to naturally occurring allopregnanolone could be of benefit in patients with anxiety, mood, sleep and developmental disorders. Proof-of-concept clinical trials are ongoing for ganaxolone in patients with PTSD, with data expected in mid-2014, and FXS, with data expected in the second half of 2015. We may explore development of ganaxolone in other neuropsychiatric disorders and orphan neurology indications.

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  Commercializing ganaxolone in the United States either alone or in collaboration with others.  We intend to build sales and marketing infrastructure to reach high-prescribing neurologists and epilepsy specialists in the United States. We may seek co-promotion partners for our sales efforts to reach other United States physician groups, such as primary care physicians. We believe a focused sales and marketing organization could be leveraged to market ganaxolone in other neurology or psychiatry indications if we are able to obtain regulatory approval for those other indications.

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  Establishing collaborations to develop and commercialize ganaxolone in territories outside the United States. We believe that there is significant market opportunity for ganaxolone in epilepsy and other neurological and psychiatric conditions outside of the United States. In order to capitalize on this opportunity, we may seek collaborations with pharmaceutical companies that have greater reach and resources by virtue of their size and experience in markets outside the United States.

Our Pipeline

        We are developing ganaxolone for multiple neuropsychiatric indications, including the following:

Ganaxolone in Epilepsy

Overview and Treatment of Epilepsy

        Epilepsy is characterized by seizures that arise from abnormal electrical discharge in the brain, resulting in alterations of consciousness, involuntary movement, or altered sensations. Seizures in epilepsy may be related to a brain injury or heredity, but often the cause is unknown. Epileptic seizures are generally described in two major groups, primary generalized seizures and focal onset seizures. Primary generalized seizures begin with a widespread electrical discharge that involves both sides of the brain at once. Focal onset seizures begin with an electrical discharge in one limited area of the brain. Generally, a person is diagnosed as having epilepsy when they have had at least two seizures that do not have a self-limiting cause such as a high fever.

        In 2012, Decision Resources reported that approximately five million people were under treatment for epilepsy in the United States, Europe and Japan. IMS Health reported that global sales of AEDs were approximately $14 billion in 2011. It is estimated that approximately 3.8% of people will develop epilepsy during their lifetime, with a higher incidence in men than women. New cases of epilepsy are most common among children, especially during the first year of life. The rate of new cases gradually declines until about age 10, and then becomes stable. Remission is common for children as they age. After age 55 to 60, the rate of new epilepsy cases starts to increase, as people develop strokes, brain tumors, or Alzheimer's disease.

        Newly diagnosed epilepsy patients are treated with daily administration of an AED. Approximately 60% of patients will achieve an adequate level of seizure control with a single AED, and the remainder will resort to polypharmacy. Approximately 30 to 35% of all patients do not reach an acceptable level of seizure control even with polypharmacy, and are considered to be refractory cases. We estimate that the market opportunity for this refractory patient population, which will be ganaxolone's initial target segment, will exceed $4 billion in the United States, Europe and Japan. Despite the widespread availability of generic drugs for the treatment of epilepsy, in many countries, including the United States, health payors permit these epilepsy patients to switch to costlier medications or polypharmacy in order to gain seizure control or reduce side effects. Our market research suggests that many physicians attempt to add a medication with a new mechanism of action while also trying to minimize side effect burden when selecting a substitute or add-on AED. A subset of focal onset seizure patients who cannot gain acceptable seizure control through pharmacologic treatment options resort to implantable devices or removal of the part of the brain causing the seizures.

Market Opportunity

        Epileptic seizures require chronic treatment, often over a lifetime. Available AEDs are efficacious for many patients, but chronic treatment is complicated by side effects, including:

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  cardiovascular risks;

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  liver enzyme induction;

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  kidney stones;

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  behavioral changes;

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  sedation and adverse effects on cognitive function;

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  drug tolerance; and

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  reproductive risk.

        Women have the added complication that several currently available AEDs increase the risk to the fetus, including birth defects, lowered IQ and low birth weight. Most of these drugs are categorized by the FDA as Pregnancy Category C, indicating a potential risk to the fetus, and three of these drugs (valproate, carbamazepine, phenytoin) have been classified as Pregnancy Category D, indicating that use is only justified if there is a serious condition where the need outweighs risk to the fetus based on registry data.

        Despite the many available AEDs, approximately 30 to 35% of patients do not attain acceptable seizure control either with single drug or multiple drug therapy. Furthermore, medications with significant side effects or dosing regimens that undermine compliance make it difficult for patients to achieve and maintain seizure free status. For these reasons there is a need for new AEDs with novel mechanisms of action and improved side effect profiles that can maintain seizure control with chronic administration for people with refractory epilepsy. The recent successful introduction of Vimpat by UCB is an example of market acceptance of a new AED with a novel mechanism. Vimpat was approved in the United States and European Union in 2008, and achieved global sales of approximately €411 million in 2013. Several other successfully marketed AEDs experienced similar sales levels by their fifth year on the market. UCB has stated that it expects Vimpat to achieve over €1.2 billion in peak sales globally.

Our Solution

        We believe ganaxolone to be a first-in-class therapy with potential to provide meaningful treatment advantages for adults with focal onset seizures who do not achieve adequate seizure control from, have developed tolerance to, or have safety concerns with currently available medications. We believe ganaxolone, if approved, may provide the following benefits for patients:

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  Efficacy for refractory patients with focal onset seizures.  Our completed Phase 2 clinical trial in patients with refractory focal onset seizures demonstrated that patients who added ganaxolone to their medication regimen experienced a statistically significant reduction in seizures as compared to patients who added placebo.

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  Improved safety and tolerability profile.  Ganaxolone was engineered to be a synthetic analog of a natural molecule, allopregnanolone. Completed preclinical safety studies and Phase 1 and 2 clinical trials involving approximately 1,000 subjects show ganaxolone to be generally safe and well-tolerated, without evidence of toxicity to heart, liver, blood or other body systems and without many of the side effects common to other AEDs. We believe this safety profile may make ganaxolone a treatment of choice in antiepileptic polypharmacy regimens.

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  Improved reproductive toxicity profile.  Based on ganaxolone's mechanism, and preclinical and clinical findings to date, we believe ganaxolone will offer a lower risk for reproductive toxicity than many currently available AEDs, which we believe would be an important safety differentiator for women of childbearing age.

        Our market research with physicians indicates neurologists and epilepsy specialists would expect to use ganaxolone in 16 to 29% of the their focal onset seizure patients.

Mechanism of Action

        Ganaxolone is a small molecule that is a synthetic analog of allopregnanolone, an endogenous neurosteroid produced in the central nervous system that modulates GABA through activation of GABAA receptors. Allopregnanolone is synthesized from a pool of cholesterol within the brain. Cholesterol is metabolized into many derivatives, collectively termed neurosteroids, one of which is progesterone, which is converted to allopregnanolone. The neurosteroid class of molecules interact with GABAA receptors at two binding sites that are specific for neurosteroids. Neurosteroids have the ability to enact brain changes rapidly in response to the brain environment, unlike many molecules whose action depends on gene expression or protein synthesis and can take days or weeks. Their versatility is the basis for the positive effects of allopregnanolone in models of seizures, neuropathic pain, nicotine and alcohol addiction, brain and spinal cord injury, depression, anxiety, stress, ADHD, Alzheimer's disease, Parkinson's disease, Neimann Pick Disease, Type C, and multiple sclerosis. Of the neurosteroids currently in development, we believe ganaxolone is in the most advanced clinical stage.

        Allopreganolone and certain related neurosteroids work by interacting with both synaptic and extrasynaptic GABAA receptors. Although some AEDs work through activation of synaptic GABAA receptors, none of them activate GABAA receptors by interacting with the neurosteroid recognition site. Outside of the synapse, allopregnanolone is absorbed into the cell membrane and slowly diffuses to activate the extrasynaptic GABAA receptors, providing constant, or tonal, modulation of the GABA inhibitory signal that calms overexcited neurons. This absorption-diffusion mechanism for tonal inhibition of GABAA receptors is specific to the chemical structure of neurosteroids.

        Ganaxolone has the same chemical structure as allopregnanolone, with the addition of a methyl group designed to prevent conversion back to an active steroid, thereby eliminating the opportunity for unwanted hormonal effects while preserving its central nervous system, or CNS, activity. In binding studies, ganaxolone did not show appreciable affinity for estrogen or progesterone receptors, nor any other unintended activity through 37 non-target CNS receptors studied in the following classes: steroid, monoamine, second messenger, or amino acid.

Clinical Trials for Epilepsy in Adults

        Controlled Phase 2 Clinical Trial for Adjunctive Treatment of Drug-Resistant Focal Onset Seizures (Study 600)

        We successfully completed a double-blind, randomized, placebo-controlled, Phase 2 clinical trial of ganaxolone as an adjunctive treatment in 147 patients with refractory focal onset seizures. In this trial, ganaxolone satisfied the primary efficacy endpoint and was considered to be generally safe and well tolerated. The subjects in the trial were adult outpatients from the United States who had been diagnosed with epilepsy on average 25 years prior and 75% were taking two or three AEDs to control seizures before they entered the study. Subjects were treated for ten weeks with placebo or ganaxolone as adjunctive treatment to existing therapy. Mean baseline seizure frequency was 6.5 and 9.2 seizures per seven days in the ganaxolone and placebo groups, respectively. Subjects were titrated up to 1,500 milligrams per day, or mg/day, over the first two weeks, known as the titration period, followed by maintenance dosing at 1,500 mg/day for eight weeks, known as the maintenance period. The primary efficacy endpoint was change from baseline in weekly seizure frequency. Results of the analysis, using the Kruskal-Wallis test routinely employed with non-normal distribution, are presented in the table below:

% Seizure Reduction From Baseline

	Ganaxolone (n=98)	Placebo (n=49)	Difference
Mean (standard deviation)	-17.6% (48.9)	+2.0% (63.2)	19.6%
Median	-26.0%	-10.2%	15.7%

        In the intention-to-treat, or ITT, population, there was a statistically significant reduction in the percent change in mean weekly seizure frequency in the ganaxolone group, which decreased 17.6% from baseline at week 10, whereas in the placebo group, mean weekly seizure frequency increased by 2% compared to baseline at week 10, a difference of 19.6% (p=0.014). In the ganaxolone group median seizure frequency decreased by 26.0%, whereas in the placebo group median seizure frequency decreased by 10.2%, a difference of 15.7%. We believe this effect size for an adjunctive treatment of a highly refractory patient population is consistent with the Phase 2 results for other AEDs that ultimately received FDA approval.

        Secondary endpoints included seizure reduction by week, seizure reduction by seizure type, and a responder analysis of subjects with at least a 50% improvement from baseline. On secondary efficacy measures the subjects treated with ganaxolone generally showed improved seizure control compared with subjects treated with placebo, based on statistically significant differences in some parameters and observable trends in others. No gender effect or effect of concomitant medication was observed.

        Open Label Extension of Controlled Phase 2 Clinical Trial for Adjunctive Treatment of Drug-Resistant Focal Onset Seizures (Study 601)

        Of the treatment-resistant subjects in our Phase 2 clinical trial, 95% of eligible subjects continued in a long-term open-label extension where the mean duration of treatment was 39 weeks. The objective of the open-label extension study was to evaluate the long-term safety, tolerability and efficacy of ganaxolone at a target dose of 1,500 mg/day. The primary endpoint was change in seizure frequency at endpoint compared to baseline of the double-blind study, presented as mean and median change. Secondary assessments were similar to those evaluated in the blinded portion of the study.

        The mean and median percent reductions in weekly seizure frequency were 14.2% and 23.2% from baseline to endpoint, respectively. In total, 70% of subjects had a reduction in seizure frequency during the study. Importantly, subjects previously randomized to placebo in the double-blind study (Study 600) that were switched to ganaxolone in the open-label study showed mean and median reduction in seizure frequency comparable to patients randomized to ganaxolone in the double-blind study.

        Secondary analyses included assessment of responders and seizure free status. Twenty-four percent of subjects met responder criteria at endpoint, defined as a reduction in seizures of 50% or more from baseline, while 43% of those who remained in the study for 52 weeks or more met responder criteria. Subjects in the study reported a mean increase in number of seizure-free days per week of 17.4%, an increase that we believe to be meaningful in the context of the severity and persistence of epilepsy in this drug-resistant population.

  Phase 2 Clinical Trial of Monotherapy in Drug Resistant Focal Onset Seizures (Study 104)

        A controlled clinical trial was also conducted to evaluate ganaxolone as monotherapy for focal onset seizures in a drug-resistant population. This double-blind, randomized, placebo-controlled, Phase 2 clinical trial involved 52 subjects who were withdrawn from their antiepileptic medications prior to evaluation for surgical treatment of their seizures. The subjects were treated with ganaxolone monotherapy 625 mg three times per day for eight days. The primary efficacy measure was duration of treatment prior to study withdrawal as measured from day 2 of the study.

        As depicted in the Kaplan-Meier analysis in the figure above, 61% of subjects in the placebo group left the study due to emergence of seizures by day 8, compared with 38% of ganaxolone subjects (p=0.08). Chi-square analysis testing of completion rates between the two groups found a statistically significant effect, with 50% of ganaxolone subjects completing the study compared to 25% of placebo subjects (p=0.04).

Ganaxolone Safety Overview

        Approximately 1,000 subjects have received treatment with ganaxolone ranging in duration from one day to more than two years using doses from 50 to 2,000 mg/day. A total of 289 healthy subjects received ganaxolone doses of 50 to 2,000 mg/day in Phase 1 studies, for periods of up to two weeks. In the completed Phase 2 clinical studies, 697 unique subjects have received ganaxolone including 135 pediatric subjects with epilepsy, 169 adult subjects with epilepsy, and 393 adult subjects with migraine. Ganaxolone was administered in Phase 2 studies to pediatric subjects at doses up to 54 mg/kg and to adult subjects at doses up to 1,875 mg/day. No drug-related deaths occurred in any of these clinical trials, and the majority of adverse events were not medically serious and resolved upon discontinuation of therapy. In the ganaxolone safety database there are no trends of medically important changes in blood chemistry, vital signs, liver function, renal function or cardiovascular parameters in the adult or pediatric populations.

        We have completed preclinical safety pharmacology and toxicology testing, including reproductive toxicology. Animal pharmacokinetic and in vitro studies show that ganaxolone is primarily metabolized by the CYP3A family of liver enzymes, a common route of drug metabolism. All in vitro studies have shown ganaxolone has low potential for interaction with other drugs at several multiples of observed human ganaxolone levels. Furthermore, neither ganaxolone nor its metabolites have a ketone ring at the 3-position, a requirement for hormonal activity. In binding studies, ganaxolone has no appreciable affinity for estrogen or progesterone receptors. We found no evidence of changes in blood, liver, kidney or the gastrointestinal systems indicating functional or anatomical adverse effects associated with either single- or multiple-dose treatment with ganaxolone in preclinical safety pharmacology studies, nor have we seen evidence of any end organ toxicity from human clinical studies. We have not detected potential for mutagenicity or carcinogenicity in studies to date. We plan to initiate the final two-year carcinogenicity studies in rats and mice in 2015.

        In reproductive toxicology studies, ganaxolone did not cause any malformations of the embryo or fetus in rats or mice and did not significantly affect the development of offspring. No changes in sperm parameters were found. We believe these findings are important as all currently marketed AEDs (Pregnancy Category C) have shown developmental toxicities in animal studies, and valproate, carbamazepine, phenytoin (Pregnancy Category D) have shown developmental issues in humans. Based on ganaxolone's mechanism and preclinical and clinical findings to date, we intend to seek differentiated labeling and intend to evaluate FDA Pregnancy Category B for ganaxolone, which we believe would be an important safety differentiator for women of childbearing age.

  Clinical Safety Results in Epilepsy

        Ganaxolone was considered to be generally safe and well tolerated in the Phase 2 adjunctive treatment trials in adults with focal onset seizures. The majority of adverse events associated with ganaxolone treatment were related to known CNS effects of GABA, were not medically serious and resolved upon discontinuation of therapy. The data did not show any trends of medically important changes in blood chemistry, vital signs, liver function, renal function or cardiovascular parameters related to ganaxolone treatment.

        The most frequent treatment-emergent adverse events, or TEAEs, observed in Study 600 are presented in the table below.

Summary of Most Frequently Reported (≥ 5% of Subjects) TEAEs by
System Organ Class and Preferred Term (ITT Population)

Preferred Term	Ganaxolone (n=98) %	Placebo (n=49) %
Dizziness	16.3	8.2
Fatigue	16.3	8.2
Somnolence	13.3	2.0
Injury, poisoning and procedural complications	17.3	22.4
Headache	8.2	12.2
Coordination abnormal	6.1	6.1
Convulsion	5.1	8.2
Nasopharyngitis	5.1	10.2
Fall	5.1	12.2

        The two treatment groups had similar rates of discontinuation due to adverse events (7% ganaxolone, 6% placebo) and similar rates of serious adverse events, or SAEs (5% ganaxolone, 8% placebo), mostly related to the underlying epilepsy. The majority of TEAEs resolved with continued treatment or dose reduction. In contrast to some marketed AEDs, the incidence of behavioral TEAEs (reported as depression, insomnia, affective disorder, confusional state, affect lability, aggression, anxiety) was similar in the ganaxolone and placebo treatment groups.

        Ganaxolone continued to be considered generally safe and well tolerated in the long-term open-label extension, Study 601, in which 120 subjects received ganaxolone for a mean duration of 39 weeks. The most common adverse events considered related to ganaxolone treatment were fatigue (14%), dizziness (9%) and somnolence, also known as sleepiness (7%). Eleven percent of the subjects discontinued due to one or more adverse events. One SAE out of 17 reported was considered related to ganaxolone treatment, a 59 year old female on 900 mg/day whose liver enzymes were elevated after 57 days of treatment. The enzyme levels returned to normal with a reduction in dose to 600 mg/day. In this long-term open-label study of ganaxolone for adjunctive treatment of focal onset seizures, no new safety concerns were identified during extended treatment with doses up to 1,500 mg/day.

        In Study 104, the eight-day monotherapy study of ganaxolone and placebo in presurgical patients, ganaxolone was generally well-tolerated and the profile of adverse events between the two groups was similar. Dizziness, which was reported in four ganaxolone and three placebo subjects, was the most frequent adverse event. One SAE was reported in each group; the ganaxolone subject experienced severe agitation and depression while the placebo subject experienced postictal psychosis. As in the other studies, no clinically meaningful differences between treatment groups were noted in laboratory, vital sign, electrocardiogram, or physical/neurological exam results.

Ongoing and Planned Clinical Trials in Epilepsy

        In October 2013 we initiated an international, randomized, placebo-controlled, Phase 2b clinical trial in adult subjects for adjunctive treatment of focal onset seizures (Study 603). In Cohort 1, approximately 50 subjects will be randomized to receive either placebo or ganaxolone capsules in a step titration of 1,200 mg/day for four weeks followed by 1,800 mg/day for four weeks. Blood levels of ganaxolone will be assessed at steady state for each dose level.

        In Cohort 2, an additional 150 subjects will be randomized to receive either placebo or 1,800 mg/day of ganaxolone for 12 weeks. With the proceeds from this offering, we plan to increase the size of Cohort 2 to approximately 300 subjects in order to meet the statistical power requirements for the FDA and other regulatory bodies to consider this trial as one of our adequate and well-controlled studies as part of an FDA or EMA filing package for registration. The primary endpoint of this trial will be change in seizure frequency per month compared to baseline. We will also capture adverse events and other measures of safety as well as responder rate, seizure-free status and changes in seizure subtypes. We plan to complete this study in the second half of 2015. The trial design is shown below.

        We are planning to conduct a Phase 3, double-blind, randomized fixed-dose study to confirm the efficacy, tolerability and safety of ganaxolone for adjunctive treatment of focal onset seizures in adults. This study, per European guidelines and United States precedents, will enroll similar patients as those in our ongoing trial: adult outpatients with drug-resistant focal onset seizures who require add-on therapy in addition to their current AEDs. The study will contain three fixed dose arms of ganaxolone versus placebo for 12 weeks of maintenance therapy. Change in seizure frequency compared to baseline will be the primary outcome measure. Patients who complete the study would be eligible to enroll in a one year open-label extension.

        Ganaxolone is currently formulated as an oral suspension and as a capsule. Study 600 and 601 were conducted with an oral suspension formulation and Study 603 is being conducted with a capsule formulation. We are planning to use a tablet formulation in future studies. In order to support clinical trials with a tablet formulation, two pharmacokinetic studies are being planned, one to demonstrate bioequivalence between the capsule and the tablet, and one to establish relative potency of the oral suspension to the tablet.

Ganaxolone in PTSD

Overview and Treatment of PTSD

        PTSD is a serious condition that can develop after a person has experienced or witnessed a traumatic or terrifying event during which serious physical harm occurred or was threatened. PTSD can arise after a physical or sexual assault, natural disaster, military-related trauma, or serious motor vehicle accident. Initial reactions to such an event may include shock, fear, insomnia, withdrawal, anger and even guilt. These reactions are common and for most people, they go away over time. However, in some people symptoms persist or emerge after several months, and these can include unwanted, repetitive thoughts of the event, avoidance of things that remind the person of the event, and even depression-like symptoms. People suffering from trauma related symptoms for longer than one month who have difficulty functioning normally often are diagnosed with PTSD and require psychotherapy and/or medication to treat it.

        GlobalData reports that approximately 7.7 million adults in the United States have PTSD during a given year and approximately 7% of the population will suffer from PTSD at some point in their lives. PTSD is more common in women than in men.

PTSD Market Opportunity

        According to GlobalData, the market for PTSD prescribed pharmaceutical products exceeded $2 billion annually in the United States for 2010. In the United States, two serotonin reuptake inhibitors, or SSRIs, sertraline and paroxetine, are approved for PTSD. In addition to these two antidepressants, a number of benzodiazepines, antipsychotic drugs and sleep aids are frequently prescribed to treat PTSD, although they have not been approved in this indication. Market surveys indicate that approximately 60% of the patients are treated with two or more concomitant medications. Despite the wide spread use of sertraline and paroxetine, PTSD patient response is modest and only approximately 20 to 30% achieve clinical remission. The DoD has supported several clinical studies with the goal of bringing new, effective and safe medications for the treatment of PTSD.

Mechanism of Action

        Many recent studies indicate that PTSD may be able to be treated with a drug that modulates GABA. Decreases in GABAergic function within the limbic system, the areas responsible for emotional reaction, and areas of the cortex involved in executive function weakens the brain's ability to control processing of emotional information. Evidence suggests these changes are due in part to deficiencies in the proteins and enzymes that synthesize allopregnanolone. Increased brain activity related to emotion imposes a large demand on a weakened system resulting in hypervigilance, anxiety and aggression.

        Several studies show that low levels of allopregnanolone correlate to high levels of PTSD symptoms. A mouse model of PTSD shows these animals have 30% less allopregnanolone and 50% less mRNA related to neurosteroid enzymes in some brain regions than normal mice. Published studies show that administration of allopregnanolone improves anxious, aggressive and fearful behaviors in these mice, and recent data on ganaxolone show the same effect. Two independent clinical studies of PTSD patients have also found decreased blood levels of allopreganolone, which correlate with greater PTSD symptom severity. Though certain SSRIs have been shown to increase allopregnanolone levels, this effect may be reduced in patients who have deficiencies related to allopregnanolone synthesis. We believe ganaxolone supplementation will improve symptoms of PTSD because ganaxolone is an analog of allopregnanolone.

Ganaxolone Proof-of-Concept Clinical Trial (Study 700)

        In collaboration with the Injury and Traumatic Stress Consortium, or INTRuST, we received a grant from the DoD for a proof-of-concept study of ganaxolone versus placebo in adults with PTSD. INTRuST is a group of PTSD treatment centers in the United States that has received government funding from the DoD to evaluate new treatments for PTSD. The Phase 2 clinical trial is being conducted at seven Veterans Administration centers in the United States. The study enrolled 114 adults with PTSD who were treated for six weeks with ganaxolone or placebo in ascending doses. After six weeks of blinded treatment, all subjects continued for six additional weeks on open label ganaxolone. The study design is shown in the figure below.

        The primary efficacy measure is the Clinician-Administered PTSD Scale, or CAPS, the standard rating assessment in treatment studies for PTSD, measured at the end of week 6. The CAPS measures levels of repetitive thoughts, startle, vigilance, avoidance and depression that are the main characteristics of PTSD. Additional efficacy ratings include measures of resilience, sleep, and overall global improvement. Treatment is completed in this study and results are expected in mid-2014.

Ganaxolone in Fragile X Syndrome, or FXS

Overview and Treatment of FXS

        FXS is the most common cause of inherited mental impairment and the most common known genetic cause of autism. The impairment can range from learning disabilities to more severe cognitive or intellectual disabilities. According to the Centers for Disease Control and Prevention, FXS affects 1 in 3,600 to 4,000 males and 1 in 4,000 to 6,000 females of all races and ethnic groups. Approximately 1 in 151 women carry the Fragile X gene and could pass it to their children. Approximately 1 in 468 men carry the Fragile X gene and their daughters will also be carriers. Patients with FXS exhibit autism-like symptoms including cognitive impairment, anxiety and mood swings, attention deficit and heightened stimuli. Approximately 7% of women and 18% of men with FXS have seizures. People with FXS are affected throughout their lives. Currently, there are no known cures or approved therapies for FXS. FXS is the most commonly inherited cause of intellectual disabilities and the most common known genetic cause of autism. Special education and symptomatic treatments are employed to lessen the burden of illness.

Market Opportunity

        Approximately one million individuals in the United States have, or are at risk for developing, a Fragile X associated disorder, with approximately 100,000 people having FXS. Treatment approaches focus primarily on supportive care and medications addressing development delays, learning disabilities, and social and behavioral problems caused by the disease. Various classes of medications are used to treat behavioral and mental health conditions associated with FXS. Some patients with FXS benefit from medications that treat attention deficient disorders. Other patients who experience general anxiety, social anxiety and other chronic conditions may benefit from different types of anti-anxiety medications and other neuropsychiatric treatments.

Mechanism of Action

        FXS arises from a mutation of a gene known as the fmr1 gene in the coding for the Fragile X mental retardation protein. In a mouse model of this gene mutation, certain brain regions show lower levels of the extrasynaptic GABAA receptors and reduction of proteins and enzymes responsible for GABA function. The result of fewer GABAA receptors in these mice include over-sensitivity to noise, anxiety, and seizures. Ganaxolone and other agents that have been shown to improve GABA function have also been shown to improve FXS symptoms in this mouse model. As FXS symptoms may be diagnosed as early as infancy, it would be beneficial for a drug approved to treat FXS to have a safety profile acceptable for use in children as well as adults.

        We believe that ganaxolone, with its high-affinity for extrasynaptic GABAA receptors, may increase signaling at existing receptors to normalize GABA function thereby reducing anxiety, hyperactivity and other disabilities associated with this inherited disorder.

Ongoing Clinical Trial (Study 800)

        The MIND Institute at the University of California, Davis has been awarded a medical research grant from the DoD to study ganaxolone for treatment of behaviors in FXS in children and adolescents. Together with the MIND Institute at the University of California, Davis, we are conducting a randomized, placebo-controlled, Phase 2 proof-of-concept clinical trial in approximately 60 subjects. Subjects are titrated up to a maximum dose of 1,500 mg/day of ganaxolone or placebo over a two week period followed by four weeks of treatment. At the end of the first treatment period and following a washout period, subjects are crossed over to the other treatment for a similar two week titration period followed by four weeks of treatment.

        The primary outcome measure of the study is Clinical Global Impression Rating Scale for Improvement. Secondary outcome measures include the Aberrant Behaviors Checklist and ratings scales for specific behaviors associated with childhood FXS. We plan to complete Study 800 during the second half of 2015.

Other Potential Future Development Programs for Ganaxolone

        We believe that due to its mechanism of action, there is a rationale for ganaxolone therapy to provide a clinical benefit in a broad array of indications beyond our current trials. Such additional indications may include generalized anxiety disorder, addictive disorders, perinatal depression, ADHD, and other neurodegenerative disorders. Additionally ganaxolone might be useful in several rare genetic disorders related to impaired GABA function such as the orphan indications Neimann Pick Disease, Type C, or SRSE. We are not presently conducting any clinical trials for any of these potential future additional indications, but would need to do so in order to obtain labeled indications.

Intellectual Property

        The proprietary nature of, and protection for our product candidates and discovery programs and know-how are important to our business. We have sought patent protection in the United States and internationally for ganaxolone and use of ganaxolone nanoparticles in oral solid and liquid dose formulations. Our policy is to pursue, maintain and defend patent rights whether developed internally or licensed from third parties and to protect the technology, inventions and improvements that are commercially important to the development of our business.

        The basis of our intellectual property was the discovery of a novel composition of nanoparticles and complexing agents that deliver consistent exposure and improved stability of ganaxolone. This discovery resulted in the issuance of United States and foreign patents, which cover use of these complexed ganaxolone nanoparticles in oral solid and liquid dose formulations. As of March 31, 2014, our patent portfolio contains seven United States patents and corresponding foreign patents and patent applications directed to solid and liquid ganaloxone formulations and methods for the making and use thereof. These patents expire in 2026, excluding accounting for possible patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, or for possible pediatric exclusivity. Corresponding foreign patents have been granted in Australia, Canada, Eurasia, Japan,

New Zealand and Singapore. Corresponding foreign patent applications are pending in China, Europe, India, Israel, Japan, Mexico, South Africa and South Korea. We have not licensed any rights to practice these patents in any of these territories. Pursuant to our agreement with Domain Russia Investments Limited, or DRI, we have assigned patent rights, which rights were subsequently assigned to NovaMedica LLC, whereby we licensed our patents, along with the rights to develop and commercialize ganaxolone, in Russia and certain other eastern European nations.

        Our patent portfolio also contains patents issued in the United States and New Zealand covering our novel and cost effective ganaxolone synthesis process, which expire in 2030, excluding accounting for possible patent term extension under the Hatch-Waxman Act, or for possible pediatric exclusivity. Corresponding foreign patent applications are pending in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Israel, India, Japan, Mexico and South Korea. We continue to prosecute applications in additional geographies.

        In addition to patents, we rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain a competitive position. We seek to protect our proprietary information, in part, through confidentiality agreements with our employees, collaborators, contractors and consultants, and invention assignment agreements with our employees and some of our collaborators. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses requiring invention assignment, to grant us ownership of technologies that are developed through a relationship with a third party.

General considerations

        As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify a proprietary position for ganaxolone will depend upon our success in obtaining effective patent claims and enforcing those claims once granted. Our commercial success will depend in part upon not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, obtain licenses, or cease certain activities. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights.

        The term of a patent that covers a FDA-approved drug may be eligible for patent term extension, which provides patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical products receive FDA approval, we expect to apply for patent term extensions on patents covering those products.

        Many pharmaceutical companies, biotechnology companies and academic institutions are competing with us in the field of neuropsychiatric disorders and filing patent applications potentially relevant to our business. Even when a third-party patent is identified, we may conclude upon a thorough analysis, that we do not infringe upon the patent or that the patent is invalid. If the third-party patent owner disagrees with our conclusion and we continue with the business activity in question, we may be subject to patent litigation. Alternatively, we might decide to initiate litigation in an attempt to have a court declare the third-party patent invalid or non-infringed by our activity. In either scenario, patent litigation typically is costly and time-consuming, and the outcome can be favorable or unfavorable.

Collaborations

  NovaMedica

        In connection with our Series C convertible preferred stock financing, in December 2012, we entered into a Technology Transfer Agreement, or the Transfer Agreement, with DRI, an affiliate of Domain Partners VI, L.P., a significant stockholder of our company. Pursuant to the Transfer Agreement, in exchange for a payment of $100,000, we assigned to DRI certain patents and patents applications in Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan, or the Covered Territory, and granted to DRI an exclusive, royalty-free, irrevocable and assignable license under our know-how to develop and commercialize ganaxolone and other products that would infringe our patent rights or use our know-how, or the Covered Products, in the Covered Territory, in the field of uses for any human or animal disease or condition excluding the treatment of unpleasant sensory or emotional experience associated with actual or potential tissue damage or described in terms of such damage, or the Field. Immediately thereafter, we, together with DRI, executed an Assignment and Assumption Agreement, pursuant to which all of DRI's rights and obligations under the Transfer Agreement were transferred to NovaMedica, LLC, or NovaMedica. We agreed to take all action required to register or record the patent transfers to DRI in each country in the Covered Territory and to ensure the assignment of DRI's rights under the Transfer Agreement to NovaMedica. NovaMedica is jointly owned by Rusnano Medinvest LLC, or Rusnano Medinvest, and DRI. RMI Investments, S.á.r.l, a significant stockholder of ours, is a wholly-owned subsidiary of Rusnano Medinvest.

        Under the terms of the Transfer Agreement, NovaMedica, or its permitted transferees or assignees, has the exclusive right within the Covered Territory to manufacture the Covered Products solely for development and commercialization in the Covered Territory in the Field. Until the first commercial sale of a Covered Product within the Covered Territory, NovaMedica will have the right to purchase supplies of the Covered Product from us as are reasonably available to us and as are reasonable and necessary to conduct clinical trials of Covered Product in the Covered Territory, provided that any such purchase does not reasonably interfere with our having sufficient supplies of Covered Products on hand for use in development (including the conduct of clinical trials) or commercialization outside of the Covered Territory. Such purchases will be made on a cost-plus basis. The parties shall enter into the Supply Agreement to supply ganaxolone and/or Covered Product for development in the Covered Territory within 60 calendar days from NovaMedica's request, which we have not yet received.

        In accordance with the terms of the Transfer Agreement, on June 25, 2013 we entered into a Clinical Development and Collaboration Agreement, or the Collaboration Agreement, with NovaMedica, pursuant to which we agreed to assist NovaMedica in the development and commercialization of Covered Products in the Covered Territory in the Field. The Collaboration Agreement requires the formation of committees consisting of our representatives and NovaMedica representatives to oversee the general development, day-to-day development work and commercialization of Covered Products in the Field in the Covered Territory. All decisions of these committees must be made by unanimous vote, subject to a dispute resolution process. Under the terms of the Collaboration Agreement, the joint committees will determine a development plan for ganaxolone in clinical trials and a plan for commercialization of ganaxolone. NovaMedica will have sole responsibility for the costs and expenses of obtaining regulatory approval for Covered Products and for commercializing any approved products in the Covered Territory, and NovaMedica will have the right to conduct its own clinical studies in the Covered Territory at its sole expense. NovaMedica also has the right to file applications for approval of Covered Products in the Covered Territory, subject to committee oversight. We have agreed, among other things, to provide NovaMedica with data and regulatory files necessary for it to obtain necessary approvals in the Covered Territory, information relating to applications for regulatory approval of Covered Products, certain commercialization information and to assist NovaMedica in conducting any clinical trials necessary for regulatory approval of Covered Products in the Covered Territory. We also have agreed to provide

NovaMedica with certain development know-how and support, including making our clinical development personnel available to provide scientific and technical explanations, consultation and support that may be reasonably requested by NovaMedica.

        NovaMedica is required to reimburse us for any out-of-pocket expenses incurred by us in providing this assistance, except for expenses incurred in our participation on the joint committees. Pursuant to the Collaboration Agreement and the Transfer Agreement, we have agreed to use commercially reasonable efforts to include sites in the Russian Federation in our clinical trial programs for the first indications of the Covered Products at our sole expense. Under the Transfer Agreement, at least 36 months prior to the first commercial sale of a product candidate in the Covered Territory, the parties have agreed to negotiate in good faith a supply agreement pursuant to which we or a third party contract manufacturer authorized by us to manufacture and supply the Covered Products, will supply needed quantities of Covered Product to NovaMedica solely for commercialization of Covered Products in the Covered Territory, on commercially fair and reasonable terms. Such purchases will be made on a cost-plus basis. In the event the parties are unable to agree on pricing under the supply agreement, they have agreed to engage an internationally recognized consulting firm reasonably acceptable to both parties to perform an analysis to determine final pricing under the supply agreement, which decision will be binding upon the parties. In the event that the parties are unable to reach a reasonably acceptable supply agreement or we are unable to supply Covered Products to NovaMedica under such supply agreement for a period of at least 60 calendar days after the specified delivery date and we thereafter fail to cure such failure within 60 days after written notice from NovaMedica, we have agreed to cooperate with NovaMedica to identify a mutually acceptable alternative source of supply and will provide the necessary consents to allow such alternative source of supply to provide the needed quantities of the Covered Products to NovaMedica. The terms of the alternative source of supply would be negotiated directly by NovaMedica with the supplier.

        The Collaboration Agreement expires on the earlier of three years following the first commercial sale of a product candidate in the Covered Territory and terminates upon the termination of the Transfer Agreement. NovaMedica also has the right to terminate the Collaboration Agreement at any time at its convenience upon 90 days' prior written notice.

  Purdue

        In September 2004, we entered into a license agreement with Purdue, which was most recently amended and restated in May 2008 that granted us exclusive rights to certain know-how and technology relating to ganaxolone, excluding the field of treatment of unpleasant sensory or emotional experience associated with actual or potential tissue damage, or described in terms of such damage. The agreement contains a right by us to sublicense subject to prior written approval by Purdue. To date, we have paid an aggregate of $200,000 in license fees under the license agreement. As part of the consideration paid, we issued 1,189,812 shares of Series A convertible preferred stock and 630,318 shares of our common stock and agreed to pay Purdue certain royalties. In particular, we are obligated to pay royalties as a percentage of net product sales for direct licensed products, such as ganaxolone. The obligation to pay royalties expires, on a country-by-country basis, 10 years from the first commercial sale of a licensed product in each country. In addition, the agreement also requires that we pay Purdue a percentage of the non-royalty consideration that we receive from a sublicensee and a percentage of milestone payments for indications other than seizure disorders and vascular migraine headaches not associated with mood disorders. Under the license agreement, we are committed to use commercially reasonable efforts to develop and commercialize at least one licensed product.

Competition

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. While we believe that our development experience and scientific knowledge provide us with competitive advantages, we face competition from both large and small pharmaceutical and biotechnology companies, specifically with companies that treat neuropsychiatric disorders.

        There are a variety of available therapies marketed for neuropsychiatric disorders. In many cases, these products are administered in combination to enhance efficacy or to reduce side effects. Some of these drugs are branded and subject to patent protection, some are in clinical development and not yet approved, and others are available on a generic basis. Many of these approved drugs are well established therapies or products and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. More established companies have a competitive advantage over us due to their greater size, cash flows and institutional experience. Compared to us, many of our competitors have significantly greater financial, technical and human resources.

        Our competitors may also develop drugs that are safer, more effective, more widely used and less costly than ours, and may also be more successful than us in manufacturing and marketing their products. These appreciable advantages could render ganaxolone obsolete or non-competitive before we can recover the expenses of ganaxolone's development and commercialization.

        Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Competitive Landscape

        We primarily compete with pharmaceutical and biotechnology companies that are developing therapies or marketing drugs to treat indications that we are targeting.

  Epileptic Seizures

        Currently available AEDs control seizures through a variety of mechanisms, including modulation of voltage-activated sodium channels, voltage-activated calcium channels, increasing GABA signaling, and interactions with a2-d protein or synaptic vesicle protein SV2A. There are more than 15 approved AEDs available in the United States and worldwide. The top prescribed AEDs include the generic products levetiracetam, lamotrigine, carbamazepine, oxcarbazepine, valproic acid and topiramate. Decision Resources reports that these AEDs are used to treat a substantial percentage of epilepsy patients. Recent market entrants include Vimpat (UCB), Potiga (GlaxoSmithKline) and Fycompa (Eisai), and Aptiom (Sunovion Pharmaceuticals). In addition to ganaxolone there is one new chemical entity in late stage development that we are aware of, brivaracetam (UCB).

  PTSD

        In the United States there are two approved pharmacologic treatments approved for treating PTSD, sertraline and paroxetine. Both of these drugs are SSRIs and are available in generic formulations. In addition to these antidepressants, a number of antipsychotic drugs and hypnotics, such as the class of drugs known as benzodiazepines, are frequently used to treat the disorder. Approximately 60% of patients receiving pharmacologic treatment for PTSD receive two or more medications.

        The development pipeline includes a number of drugs that are currently marketed for other indications such as aprepitant, atorvastatin, carvedilol, prazosin, Brintellix (Lundbeck), propranolol, mifeprestone and yohimbine. Other companies with drugs in the clinical stage of development include Azevan Pharmaceuticals, Biotie Therapies, GlaxoSmithKline, Sanofi and TONIX Pharmaceuticals.

  FXS

        There are no drugs approved for the treatment of behavioral and mental health conditions associated with FXS although various classes of medications are used off-label. Some patients with FXS benefit from medications that treat attention deficient disorders and other patients who experience general anxiety, social anxiety and other chronic conditions may benefit from different types of anti-anxiety medications.

        We are aware of several drugs in development including a number of generic drugs used for other indications such as donepezil, memantine, sertraline, and minocycline. Companies developing compounds include Roche, Novartis, Sunovion Pharmaceuticals, Afraxis and Neuren Pharmaceuticals.

Manufacturing

        Manufacturing of drugs and product candidates, including ganaxolone, must comply with FDA current good manufacturing practice, or cGMP, regulations. Ganaxolone is a synthetic small molecule made through a series of organic chemistry steps starting with commercially available organic chemical raw materials. We conduct manufacturing activities under individual purchase orders with independent contract manufacturing organizations, or CMOs, to supply our clinical trials. We have an internal quality program and have qualified and signed quality agreements with our CMOs. We conduct periodic quality audits of their facilities. We believe that our existing suppliers of ganaxolone's active pharmaceutical ingredient and finished product will be capable of providing sufficient quantities of each to meet our clinical trial supply needs. Other CMOs may be used in the future for clinical supplies and, subject to approval, commercial manufacturing.

Ganaxolone Formulations

        The therapeutic possibilities of ganaxolone have been understood for some time, however, because ganaxolone is a high-dose water insoluble compound, developing a formulation that could provide consistent drug exposure and could be manufactured at a commercially feasible cost had proven challenging. We believe the discovery of our patented nanoparticulate formulation and novel manufacturing process for ganaxolone address the pharmacokinetic and cost of manufacturing challenges that previously encumbered the clinical and commercial feasibility of ganaxolone.

        Ganaxolone is currently formulated as an oral suspension and as a capsule. Additionally, we have developed a prototype for a tablet and an intravenous formulation. Prior and ongoing studies have utilized oral suspension or capsule formulations. We are planning two pharmacokinetic studies with respect to the tablet formulation, one to demonstrate bioequivalence between the capsule and the tablet, and one to establish relative potency of the oral suspension to the tablet. We are planning to use a tablet formulation in future studies.

Commercial Operations

        If we obtain FDA approval for ganaxolone as an adjunctive treatment for patients with focal onset seizures we intend to build a sales and marketing infrastructure to reach high prescribing neurologist and epilepsy specialists in the United States. We believe a focused sales and marketing organization for epilepsy could be leveraged to market ganaxolone in other neurology or psychiatry indications if we are able to obtain regulatory approval for those other indications. We may seek co-promotion partners for our sales efforts to reach other United States physician groups, such as primary care physicians. We believe that there is significant market opportunity for ganaxolone in epilepsy and other neurological and psychiatric conditions outside of the United States. In order to capitalize on this opportunity, we plan to seek collaborations with pharmaceutical companies that have greater reach and resources by virtue of their size and experience in the field.

Government Regulation

        As a clinical stage biopharmaceutical company that operates in the United States, we are subject to extensive regulation by the FDA, and other federal, state, and local regulatory agencies. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and its implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, packaging, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. Although the discussion below focuses on regulation in the United States, we anticipate seeking approval for, and marketing of, our products in other countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way through the EMA, but country-specific regulation remains essential in many respects. The process of obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and may not be successful.

United States Government Regulation

        The FDA is the main regulatory body that controls pharmaceuticals in the United States, and its regulatory authority is based in the FDC Act. Pharmaceutical products are also subject to other federal, state and local statutes. A failure to comply explicitly with any requirements during the product development, approval, or post-approval periods, may lead to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or an institutional review board, or IRB, of a hold on clinical trials, refusal to approve pending marketing applications or supplements, withdrawal of approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution.

        The steps required before a new drug may be marketed in the United States generally include:

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  completion of non-clinical, or preclinical, studies, animal studies and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

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  submission to the FDA of an investigational new drug application, or IND, to support human clinical testing;

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  approval by an IRB at each clinical site before each trial may be initiated;

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  performance of adequate and well-controlled clinical trials in accordance with federal regulations, including requirements for good clinical practices, or GCPs, to establish the safety and efficacy of the investigational product candidate for each targeted indication;

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  submission of a new drug application, or NDA, to the FDA;

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  satisfactory completion of an FDA Advisory Committee review, if applicable;

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  satisfactory completion of an FDA inspection of clinical trial sites to ensure compliance with GCPs;

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  satisfactory completion of an FDA inspection of the manufacturing facilities at which the investigational product candidate is produced to assess compliance with cGMP, and to assure that the facilities, methods and controls are adequate; and

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  FDA review and approval of the NDA.

Clinical Trials

        An IND is a request for authorization from the FDA to administer an investigational product candidate to humans. This authorization is required before interstate shipping and administration of any new drug product to humans that is not the subject of an approved NDA. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. The FDA may submit questions after the 30 day period and after the trial was allowed to begin. Clinical trials involve the administration of the investigational product candidate to subjects under the supervision of qualified investigators following GCPs, requirements meant to protect the rights and health of subjects and to define the roles of clinical trial sponsors, administrators and monitors. Clinical trials are conducted under protocols that detail the subject inclusion and exclusion criteria, the dosing regimen, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. Each protocol involving testing on United States subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND. The informed written consent of each participating subject is required. The clinical investigation of an investigational product candidate is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of an investigation are as follows:

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  Phase 1.  Phase 1 includes the initial introduction of an investigational product candidate into humans. Phase 1 studies may be conducted in subjects with the target disease or condition or healthy volunteers. These studies are designed to evaluate the safety, metabolism, pharmacokinetic properties, or PKs, and pharmacologic actions of the investigational product candidate in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase 1 studies, sufficient information about the investigational product candidate's PKs and pharmacological effects may be obtained to permit the design of Phase 2 studies. The total number of participants included in Phase 1 studies varies, but is generally in the range of 20 to 80.

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  Phase 2.  Phase 2 includes the controlled clinical trials conducted to evaluate the effectiveness of the investigational product candidate for a particular indication(s) in subjects with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the product candidate. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a limited subject population, usually involving no more than several hundred participants.

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  Phase 3.  Phase 3 studies are controlled clinical trials conducted in an expanded subject population at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the investigational product candidate has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the product candidate, and to provide an adequate basis for drug approval. Phase 3 studies usually involve several hundred to several thousand participants. In most cases, the FDA requires two adequate and well controlled Phase 3 studies to demonstrate the efficacy of the drug. A single Phase 3 study with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

        The decision to terminate development of an investigational product candidate may be made by either a health authority body, such as the FDA or IRB/ethics committees, or by a company for various reasons. The FDA may order the temporary, or permanent, discontinuation of a clinical trial, which is referred to as a clinical hold, at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. In some cases, clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, or the clinical monitoring board or data safety monitoring board. This group provides authorization for whether or not a trial may move forward at designated check points. These decisions are based on the limited access to data from the ongoing trial. The suspension or termination of development can occur during any phase of clinical trials if it is determined that the participants or subjects are being exposed to an unacceptable health risk. In addition, there are requirements for the registration of ongoing clinical trials of product candidates on public registries and the disclosure of certain information pertaining to the trials as well as clinical trial results after completion.

        A sponsor may be able to request a special protocol assessment, or SPA, the purpose of which is to reach agreement with the FDA on the Phase 3 study protocol design and analysis that will form the primary basis of an efficacy claim. A sponsor meeting the regulatory criteria may make a specific request for an SPA and provide information regarding the design and size of the proposed clinical trial. An SPA request must be made before the proposed trial begins, and all open issues must be resolved before the trial begins. If a written agreement is reached, it will be documented and made part of the record. The agreement will be binding on the FDA and may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA or if the FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the product candidate was identified after the testing began. An SPA is not binding if new circumstances arise, and there is no guarantee that a study will ultimately be adequate to support an approval even if the study is subject to an SPA.

        Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational product candidate information is submitted to the FDA in the form of an NDA to request market approval for the product in specified indications.

New Drug Applications

        In order to obtain approval to market a drug in the United States, a marketing application must be submitted to the FDA that provides data establishing the safety and effectiveness of the product candidate for the proposed indication. The application includes all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product candidate to the satisfaction of the FDA.

        In most cases, the NDA must be accompanied by a substantial user fee; there may be some instances in which the user fee is waived. The FDA will initially review the NDA for completeness before it accepts the NDA for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. After the NDA submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review product candidates are reviewed within ten to twelve months. The FDA can extend this review by three months to consider certain late-submitted information or information intended to clarify information already provided in the submission. The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP. The FDA may refer applications for novel product candidates which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

        Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory requirements is not maintained or problems are identified following initial marketing.

        Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Advertising and Promotion

        The FDA and other federal regulatory agencies closely regulate the marketing and promotion of drugs through, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet. A product cannot be commercially promoted before it is approved. After approval, product promotion can include only those claims relating to safety and effectiveness that are consistent with the labeling approved by the FDA. Healthcare providers are permitted to prescribe drugs for "off-label" uses—that is, uses not approved by the FDA and therefore not described in the drug's labeling—because the FDA does not regulate the practice of medicine. However, FDA regulations impose stringent restrictions on manufacturers' communications regarding off-label uses. Broadly speaking, a manufacturer may not promote a drug for off-label use, but may engage in non-promotional, balanced communication regarding off-label use under specified conditions. Failure to comply with applicable FDA requirements and restrictions in this area may subject a company to adverse publicity and enforcement action by the FDA, the United States Department of Justice, or DOJ, or the Office of the Inspector General of the United States Department of Health and Human Services, or HHS, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products.

Post-Approval Regulations

        After regulatory approval of a drug is obtained, a company is required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. In addition, as a holder of an approved NDA, a company would be required to report adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of its products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to assure and preserve the long term stability of the drug product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural and substantive record keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose documentation requirements upon a company and any third-party manufacturers that a company may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of ganaxolone. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.

        Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our products under development.

The Hatch-Waxman Amendments to the FDC Act

Orange Book Listing

        In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant's product or a method of using the product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA, or 505(b)(2) application. An ANDA provides for marketing of a drug product that has the same active ingredients, generally in the same strengths and dosage form, as the listed drug and has been shown through PK testing to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are generally not required to conduct, or submit results of, preclinical studies or clinical tests to prove the safety or effectiveness of their drug product. 505(b)(2) applications provide for marketing of a drug product that may have the same active ingredients as the listed drug and contains full safety and effectiveness data as an NDA, but at least some of this information comes from studies not conducted by or for the applicant. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        The ANDA or 505(b)(2) applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA or 505(b)(2) applicant may also elect to submit a statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding a patented method of use rather than certify to such listed method of use patent. If the applicant does not challenge the listed patents by filing a certification that the listed patent is invalid or will not be infringed by the new product, the ANDA or 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired.

        A certification that the new product will not infringe the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or 505(b)(2) application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earliest of 30 months, expiration of the patent, settlement of the lawsuit, and a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant.

        The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Marketing Exclusivity

        Upon NDA approval of a new chemical entity, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot approve any ANDA seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change.

        An ANDA may be submitted one year before marketing exclusivity expires if a Paragraph IV certification is filed. In this case, the 30 months stay, if applicable, runs from the end of the five years marketing exclusivity period. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

Patent Term Extension

        After NDA approval, owners of relevant drug patents may apply for up to a five year patent extension. The allowable patent term extension is calculated as half of the drug's testing phase—the time between an effective IND and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

        Many other countries also provide for patent term extensions or similar extensions of patent protection for pharmaceutical products. For example, in Japan, it may be possible to extend the patent term for up to five years and in Europe, it may be possible to obtain a supplementary patent certificate that would effectively extend patent protection for up to five years.

The Foreign Corrupt Practices Act

        The Foreign Corrupt Practices Act, or FCPA, prohibits any United States individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring such companies to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

European and Other International Government Regulation

        In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Some countries outside of the United States have a similar process that requires the submission of a request for a clinical trial authorization, or CTA, much like the IND prior to the commencement of human clinical trials. In Europe, for example, a request for a CTA must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA request is approved in accordance with a country's requirements, clinical trial development may proceed.

        To obtain regulatory approval to commercialize a new drug under European Union regulatory systems, we must submit a marketing authorization application, or MAA. The MAA is similar to the NDA, with the exception of, among other things, country-specific document requirements.

        For other countries outside of the European Union, such as countries in Eastern Europe, Russia, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Internationally, clinical trials are generally required to be conducted in accordance with GCP, applicable regulatory requirements of each jurisdiction and the medical ethics principles that have their origin in the Declaration of Helsinki.

Compliance

        During all phases of development (pre- and post-marketing), failure to comply with applicable regulatory requirements may result in administrative or judicial sanctions. These sanctions could include the FDA's imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, product detention or refusal to permit the import or export of products, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

Other Special Regulatory Procedures

Orphan Drug Designation

        The FDA may grant Orphan Drug Designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or, if the disease or condition affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the drug would be recovered from sales in the United States. In the European Union, the EMA's Committee for Orphan Medicinal Products grants Orphan Drug Designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug.

        In the United States, Orphan Drug Designation entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax credits for certain research and user fee waivers under certain circumstances. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to seven years of market exclusivity, which means the FDA may not approve any other application for the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.

        In the European Union, Orphan Drug Designation also entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following drug approval. This period may be reduced to six years if the Orphan Drug Designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

        Orphan drug designation must be requested before submission of an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of the regulatory review and approval process.

Priority Review (United States) and Accelerated Review (European Union)

        Based on results of the Phase 3 study(ies) submitted in an NDA, upon the request of an applicant, a priority review designation may be granted to a product by the FDA, which sets the target date for FDA action on the application at six months from FDA filing. Priority review is given where preliminary estimates indicate that a product, if approved, has the potential to provide a safe and effective therapy where no satisfactory alternative therapy exists, or a significant improvement compared to marketed products is possible. If criteria are not met for priority review, the standard FDA review period is ten months from FDA filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

        Under the Centralized Procedure in the European Union, the maximum timeframe for the evaluation of a MAA is 210 days (excluding "clock stops," when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease (e.g., heavy disabling or life-threatening diseases) to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days.

Healthcare Reform

        In March 2010, President Obama signed one of the most significant healthcare reform measures in decades. The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Affordable Care Act, substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Affordable Care Act will impact existing government healthcare programs and will result in the development of new programs. For example, the Affordable Care Act provides for Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

        Among the Affordable Care Act's provisions of importance to the pharmaceutical industry are the following:

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  an annual, nondeductible fee on any covered entity engaged in manufacturing or importing certain branded prescription drugs and biological products, apportioned among such entities in accordance with their respective market share in certain government healthcare programs;

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  an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.0% and 13.0% of the average manufacturer price, or AMP, for most branded and generic drugs, respectively;

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  expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

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  a new partial prescription drug benefit for Medicare recipients, or Medicare Part D, coverage gap discount program, in which manufacturers must agree to offer 50.0% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers' outpatient drugs to be covered under Medicare Part D;

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  extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for individuals with income at or below 133.0% of the Federal Poverty Level, thereby potentially increasing manufacturers' Medicaid rebate liability;

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  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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  new requirements to report annually specified financial arrangements with physicians and teaching hospitals, as defined in the Affordable Care Act and its implementing regulations, including reporting any "payments or transfers of value" made or distributed to physicians and teaching hospitals,and reporting any ownership and investment interests held by physicians and their immediate family members and applicable group purchasing organizations during the preceding calendar year, with data collection to be required beginning August 1, 2013 and reporting to the Centers for Medicare and Medicaid Services, or CMS, to be required by March 31, 2014 and by the 90th day of each subsequent calendar year;

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  a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

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  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

  •
  a mandatory nondeductible payment for employers with 50 or more full-time employees (or equivalents) who fail to provide certain minimum health insurance coverage for such employees and their dependents, beginning in 2015 (pursuant to relief enacted by the Treasury Department).

        The Affordable Care Act also establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. Beginning in 2014, IPAB is mandated to propose changes in Medicare payments if it determines that the rate of growth of Medicare expenditures exceeds target growth rates. The IPAB has broad discretion to propose policies to reduce expenditures, which may have a negative impact on payment rates for pharmaceutical products. A proposal made by the IPAB is required to be implemented by CMS unless Congress adopts a proposal with savings greater than those proposed by the IPAB. IPAB proposals may impact payments for physician and free-standing services beginning in 2015 and for hospital services beginning in 2020.

        In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation's automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

        We anticipate that the Affordable Care Act will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and results of operations.

Coverage and Reimbursement

        Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA approvals. Ganaxolone may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2003, the United States Congress enacted legislation providing Medicare Part D, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for our products. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the product candidates that we are developing.

        Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed upon. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become more intense. As a result, increasingly high barriers are being erected to the entry of new products. The European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We may face competition for ganaxolone from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time.

        Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Other Healthcare Laws and Compliance Requirements

        The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some business arrangements from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The reach of the Anti-Kickback Statute was broadened by the Affordable Care Act, which, among other things, amends the intent requirement of the federal Anti-Kickback Statute. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below) or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

        The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the United States government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of the product for unapproved, and thus non-reimbursable, uses. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

        In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by The Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to "business associates"—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

        In the United States our activities are potentially subject to additional regulation by various federal, state and local authorities in addition to the FDA, including CMS, other divisions of HHS (for example, the Office of Inspector General), the DOJ and individual United States Attorney offices within the DOJ, and state and local governments. If a drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, as well as the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, or the OBRA, and the Veterans Health Care Act of 1992, or the VHCA, each as amended. Among other things, the OBRA requires drug manufacturers to pay rebates on prescription drugs to state Medicaid programs and empowers states to negotiate rebates on pharmaceutical prices, which may result in prices for our future products that will likely be lower than the prices we might otherwise obtain. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the VHCA, drug companies are required to offer some drugs at a reduced price to a number of federal agencies including the United States Department of Veterans Affairs and the DoD, the Public Health Service and some private Public Health Service designated entities in order to participate in other federal funding programs including Medicaid. Recent legislative changes require that discounted prices be offered for specified DoD purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulation.

        Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post- marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

        In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in some states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. In addition, in November 2013, the Drug Quality and Security Act became law and establishes requirements to facilitate the tracing of prescription drug products through the pharmaceutical supply distribution chain. This law includes a number of new requirements that will be implemented over time and will require us to devote additional resources to satisfy these requirements. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing specified physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit other specified sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Employees

        As of December 31, 2013, we had four full-time employees. In addition to our full-time employees, we contract with third-parties for the conduct of certain clinical development, manufacturing, accounting and administrative activities. We anticipate increasing our head count within the 12 months following this offering. We have no collective bargaining agreements with our employees and none are represented by labor unions.

Facilities

        Our corporate headquarters are located in New Haven, Connecticut, where we lease approximately 1,600 square feet of office space, pursuant to a lease agreement which expires in February 2015. When our lease expires, we may exercise renewal options or look for additional or alternate space for our operations. We believe that suitable additional or alternative space will be available if required on commercially reasonable terms.

Legal Proceedings

        We are not party to any legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

        The following table sets forth information regarding our executive officers, key employees and directors, including their respective ages as of December 31, 2013:

Name	Age	Position(s)
Executive Officers
Christopher M. Cashman	57	Chairman, President and Chief Executive Officer
Edward F. Smith	42	Vice President, Chief Financial Officer, Secretary and Treasurer
Gail M. Farfel, Ph.D.	50	Chief Clinical Development and Regulatory Officer
Key Employee
Julia Tsai, Ph.D.	39	Senior Director of Clinical Development and Project Management
Non-Employee Directors
Stephen Bloch, M.D.(1)	51	Director
Enrique J. Carrazana, M.D.(2)	52	Director
Anton Gopka(1)(3)	31	Director
Tim M. Mayleben(1)(3)	53	Director
Anand Mehra, M.D.(2)	38	Director
Jay P. Shepard(2)	55	Director
Nicole Vitullo(2)(3)	56	Director

(1)
Member of the audit committee

(2)
Member of the compensation committee

(3)
Member of the nominating and corporate governance committee

Executive Officers

        Christopher M. Cashman has served as Chairman of our board of directors since September 2011 and as our President and Chief Executive Officer since October 2012. From August 2010 to May 2011, Mr. Cashman provided consulting services to Quaker Partners, a private venture capital fund. From 2003 to June 2010, Mr. Cashman served as President and Chief Executive Officer of Protez Pharmaceuticals, Inc., a company specializing in the development of antibiotics. Prior to his time with Protez, Mr. Cashman served as President and Chief Executive Officer of Message Pharmaceuticals Inc., and as Vice President for both Pfizer Inc. and SmithKline Beecham plc. Mr. Cashman began his pharmaceutical career at SmithKline Corporation. Mr. Cashman currently serves on the board of directors of Rapid Micro Biosystems, Inc., Noble Biomaterials, Inc. and MBF Therapeutics Inc. Mr. Cashman holds an M.S. in Economics from Purdue University and B.S. in Business Management from the University of Minnesota. We believe Mr. Cashman's experience in the life sciences industry, including his prior experience serving as chief executive officer of companies in the pharmaceutical development business, qualifies him to serve as the Chairman of our board of directors.

        Edward F. Smith has served as our Vice President, Chief Financial Officer, Secretary and Treasurer since November 2013. From July 2013 to November 2013, Mr. Smith served as a financial advisor in a consulting capacity for Tetralogic Pharmaceuticals Corporation. From January 2006 to April 2013, Mr. Smith served as Chief Financial Officer of PolyMedix, Inc., a company engaged in the development of small-molecule drugs for the treatment of serious acute care conditions, which voluntarily filed for chapter 7 bankruptcy on April 1, 2013. From September 2000 to December 2005, Mr. Smith was Executive Director of Finance at InKine Pharmaceutical Company, Inc., a biopharmaceutical company focused on the diagnosis and treatment of gastrointestinal disorders. Earlier in his career, Mr. Smith held various positions of increasing responsibility in public accounting, most recently as a manager in the audit practice at Deloitte & Touche LLP. Mr. Smith is licensed as a Certified Public Accountant in Pennsylvania and holds a B.S. in Business Administration from the University of Hartford. Mr. Smith has been named as a defendant in a shareholder class action suit filed against PolyMedix, Inc. and certain of its executive officers, including Mr. Smith, related to, among other things, statements made in PolyMedix, Inc.'s filings with the SEC. Pursuant to a court order issued in February 2014, the case has been suspended pending settlement discussions among the parties.

        Gail M. Farfel, Ph.D. has served as our Chief Clinical Development and Regulatory Officer since January 2010. From May 2008 to January 2010, she served as President of G. Meredith Consulting LLC. From March 2006 through April 2008, Dr. Farfel was employed at Novartis Pharmaceuticals Corp., a United States subsidiary of Novartis AG, as Vice President, Therapeutic Area and Head for Neuroscience Clinical Development and Medical Affairs. From November 1996 to February 2006, Dr. Farfel held a variety of leadership positions in Clinical Development and Global Medical Affairs at Pfizer, Inc. where she directed programs through all stages of clinical development and regulatory submissions including development of the first product approved globally to treat PTSD. Dr. Farfel currently serves on the board of directors of PrintedArt. Dr. Farfel is the author of over 50 scientific articles in the areas of neuropsychopharmacology and drug treatment. Dr. Farfel holds a Ph.D. in Neuropsychopharmacology from the University of Chicago, where she trained as a behavioral scientist and neurotoxicologist, and received the Ginsburg Prize for Dissertation Excellence. She has a Bachelor's degree in Biochemistry from the University of Virginia.

Key Employee

        Julia Tsai, Ph.D. has served as our Senior Director of Clinical Development and Project Management since November 2012. From September 2006 to November 2012, Dr. Tsai served as our Director, Drug Development and from 2004 to 2006, she served as our Manager, Drug Development. Dr. Tsai is responsible for all facets of our drug development operations. Dr. Tsai holds a Ph.D. in Neuroscience and Physiology from the Sackler Institute of Graduate Biomedical Sciences, New York University School of Medicine and a B.A. from Cornell University.

Non-Employee Directors

        Stephen Bloch, M.D. has served as a member of our board of directors since September 2005. Since November 2007, he has served as a General Partner of Canaan Partners, a venture capital firm. Since 2002, he served in various capacities at Canaan Partners including Principal then Partner. He currently also serves on the boards of directors of several private healthcare companies. Dr. Bloch received an A.B. degree from Dartmouth College, a M.A. in the history of science and public policy from Harvard University and a M.D. from the University of Rochester. We believe Dr. Bloch's operating and investment experience in biotechnology and pharmaceutical development, medical devices, diagnostics, healthcare information technology and related industries qualifies him to serve on our board of directors.

        Enrique J. Carrazana, M.D. has served on our board of directors since November 2013. Since October 2011, Dr. Carrazana has been Chief Medical Officer at Acorda Therapeutics, Inc., a developer of medications treating persons with nervous system disorders, with responsibilities over the management of their drug development programs and regulatory filings, as well as the company's medical affairs and drug safety departments. From October 2010 to October 2011, Dr. Carrazana was an Associate Professor of Neurology at the University of Miami Miller School of Medicine. From June 2008 to September 2010, Dr. Carrazana served as the Global Head of the Development Franchise Established Medicines group for Novartis Pharmaceuticals AG. Dr. Carrazana is a board-certified neurologist with more than 20 years of experience in the pharmaceutical industry and clinical practice. Dr. Carrazana has presented and published a wide range of research on various neurology topics, with an emphasis on epilepsy. Dr. Carrazana received a M.D. from the Harvard Medical School and completed his residency in Neurology and fellowship in Neurophysiology at the Harvard Longwood Neurology Program. We believe Dr. Carrazana's medical background and experience in pharmaceutical development qualify him to serve on our board of directors.

        Anton Gopka has served on our board of directors since December 2012. Mr. Gopka has been a managing partner of RMI Partners, the management company of RusnanoMedInvest, LLC, one of the largest Russia-based biotechnological venture capital funds, since May 2012. From October 2010 to April 2011, Mr. Gopka was a vice president for mergers and acquisitions at Barclays Capital, LLC, a subsidiary of Barclays PLC. Prior to Barclays Capital, from October 2008 to October 2010, he was director of mergers and acquisitions at Sistema JSFC, the largest diversified conglomerate in Russia. From April 2006 to October 2008, Mr. Gopka worked at Dresdner Kleinwort Limited, an investment bank, where he advised on a number of M&A and capital markets transactions. Mr. Gopka serves on the board of directors of many healthcare companies, including Regado BioSciences, Inc., CoDa Therapeutics, Inc., Lithera, Inc., Tragara Pharmaceuticals, Inc. and NovaDigm Therapeutics, Inc. Mr. Gopka received a masters degree in international economics from the Moscow State University for International Affairs. He also earned a corporate finance course diploma from INSEAD. We believe Mr. Gopka's extensive transactional experience in a wide range of industries, strong healthcare exposure as the managing partner of a leading Russian pharmaceutical venture capital firm as well as service on the board of directors for a number of healthcare companies qualify him to serve on our board of directors.

        Tim M. Mayleben has served on our board of directors since December 2008. Since December 2012, Mr. Mayleben has been President, Chief Executive Officer and a director of Esperion Therapeutics, Inc., a biopharmaceutical company focused on the development and commercialization of therapies for the treatment of elevated levels of cholesterol and other cardiometabolic risk markers. From December 2009 to December 2012, Mr. Mayleben was President and Chief Executive Officer and a director of Aastrom Biosciences, Inc. From 2007 to 2008, Mr. Mayleben served as President, Chief Operating Officer and a director of NightHawk Radiology Holdings, Inc. Prior to joining Nighthawk, Mr. Mayleben was the Chief Operating Officer and CFO of the original Esperion, Inc., until its acquisition by Pfizer in 2004. He is also an advisor to, investor in, and member of the board of directors of several life science companies, including Kaleo, Inc., Lycera Corporation and DeNovo Sciences, Inc. Mr. Mayleben earned an M.B.A., with distinction, from the J.L. Kellogg Graduate School of Management at Northwestern University, and a B.A. from the University of Michigan, Ross School of Business. We believe Mr. Mayleben's experience in the life sciences industry, including his prior experience serving as an executive and director of public companies in the pharmaceutical and biotechnology industries, qualifies him to serve on our board of directors.

        Anand Mehra, M.D. has served on our board of directors since October 2007. Dr. Mehra has been a Partner of Sofinnova Ventures, a venture capital firm focused on biotech investments, since 2007 and focuses on biopharmaceutical investing. Prior to Sofinnova, Dr. Mehra worked in JPMorgan Chase & Co.'s private equity and venture capital group. Before joining the venture community, Dr. Mehra was a consultant in McKinsey & Company's pharmaceutical practice, advising pharma and biotech on key strategic issues. Dr. Mehra currently serves on the board of directors of Aerie Pharmaceuticals, Inc. Dr. Mehra received his M.D. from Columbia University's College of Physicians and Surgeons and graduated Phi Beta Kappa from the University of Virginia where he was an Echols Scholar. We believe Dr. Mehra's experience working in the venture capital, finance and consulting industries with a focus on pharmaceutical and biotechnology companies qualifies him to serve on our board of directors.

        Jay P. Shepard has served on our board of directors since November 2013. Mr. Shepard has served as an Executive Partner at Sofinnova Ventures since November 2012. From 2010 until November of 2012, Mr. Shepard was President and Chief Executive Officer of NextWave Pharmaceuticals Inc., a pediatric focused therapeutics company. From 2008 to 2010, Mr. Shepard was an Executive in Residence at

Sofinnova Ventures. Prior to Sofinnova, Mr. Shepard was President and Chief Executive Officer of Relypsa, Inc., a clinical-stage biopharmaceutical company focused on the development and commercialization of nonabsorbed polymeric drugs to treat disorders in the areas of renal, cardiovascular and metabolic diseases. Prior to Relypsa, Mr. Shepard was President and Chief Executive Officer of Ilypsa, Inc., a nephrology therapeutics company. Prior to Ilypsa, Mr. Shepard served as Vice President, Commercial Operations at Telik, Inc., a biopharmaceutical company dedicated to discovering, developing and commercializing novel small molecule drugs to treat cancer and other serious diseases. Prior to Telik, he was Vice President of the Oncology Business Unit of ALZA Pharmaceuticals, a subsidiary of ALZA Corporation, a pharmaceutical and medical systems development company. Mr. Shepard currently serves on the board of directors of Durect Corporation. Mr. Shepard holds a B.S. in Business Administration from the University of Arizona. We believe that Mr. Shepard's experience as an executive with multiple pharmaceutical development companies and in the venture capital industry qualifies him to serve on our board of directors.

        Nicole Vitullo has served on our board of directors since September 2005. Ms. Vitullo has been a Partner of Domain Associates, a venture capital firm that invests in the life sciences sector, since 2004 and in addition to investment responsibilities, she is also involved in the distribution/liquidation strategies for the public companies in Domain's venture capital portfolios. From 2000 to 2011, Ms. Vitullo was responsible for Domain Public Equity Partners L.P., a fund focused on private investments in public companies. Ms. Vitullo joined Domain Associates in 1999. From 1992 to 1999, Ms. Vitullo was Senior Vice President at Rothschild Asset Management, Inc. where she had responsibility for the United States public market investments of International Biotechnology Trust plc. and Biotechnology Investments Limited. From 1991 to 1992, Ms. Vitullo served as the Director of Corporate Communications and Investor Relations at Cephalon, Inc., then a publicly traded biotechnology company. Prior to Cephalon, Ms. Vitullo spent 12 years at Eastman Kodak, most recently in Corporate Development, where she was involved in the development and management of Kodak's venture capital activities. Ms. Vitullo currently serves on the boards of directors of Achillion Pharmaceuticals, Inc., Celator Pharmaceuticals, Inc., Durata Therapeutics, Inc., Esperion Therapeutics, Inc. and VentiRx Pharmaceuticals, Inc. Ms. Vitullo received a B.A. and an M.B.A. from the University of Rochester. We believe Ms. Vitullo's experience working with and serving on the boards of directors of life sciences companies and working in the venture capital industry qualifies her to serve on our board of directors.

Board Composition

        Our board of directors currently consists of eight members. Our certificate of incorporation and our bylaws that will be effective following this offering divide our board of directors into three classes with staggered three-year terms. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

  •
  the Class I directors will be            and            , and their terms will expire at our first annual meeting of stockholders following this offering;

  •
  the Class II directors will be            ,             and            , and their terms will expire at our second annual meeting of stockholders following this offering; and

  •
  the Class III directors will be            ,             and            , and their terms will expire at our third annual meeting of stockholders following this offering.

        In addition, such certificate of incorporation and bylaws provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Under such certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, such certificate of incorporation provides that the authorized number of directors may be changed only by a resolution of our board of directors.

Board Committees and Independence

        Our board of directors has established an audit committee, compensation committee and nominating and corporate governance committee. The members of our audit committee are Tim Mayleben, Stephen Bloch and Anton Gopka, with Tim Mayleben serving as chair. The members of our compensation committee are Jay Shepard, Anand Mehra, Nicole Vitullo and Enrique Carrazana, with Jay Shepard serving as chair. The members of our nominating and corporate governance committee are Nicole Vitullo, Anton Gopka and Tim Mayleben, with Nicole Vitullo serving as chair.

        Our board of directors and its audit, compensation and nominating and corporate governance committees satisfy all of the applicable independence requirements of the NASDAQ Stock Market rules and the SEC regulations. To comply with these requirements, our board of directors has undertaken a review of the independence of our directors and has determined that all directors except Christopher M. Cashman are independent within the meaning of Section 5605(a)(2) of the NASDAQ Stock Market rules and Rule 10A-3 under the Securities Act, that Tim Mayleben, Stephen Bloch and Anton Gopka meet the additional test for independence for audit committee members imposed by SEC regulations and Section 5605(c)(2)(A) of the NASDAQ Stock Market rules and that Anand Mehra, Nicole Vitullo and Enrique Carrazana meet the additional test for independence for compensation committee members imposed by Section 5605(d)(2) of the NASDAQ Stock Market rules.

  Audit Committee

        The primary purpose of our audit committee will be to assist the board of directors in the oversight of the integrity of our accounting and financial reporting process, the audits of our financial statements, and our compliance with legal and regulatory requirements. The functions of our audit committee will include, among other things:

  •
  hiring the independent registered public accounting firm to conduct the annual audit of our financial statements and monitoring its independence and performance;

  •
  reviewing and approving the planned scope of the annual audit and the results of the annual audit;

  •
  pre-approving all audit services and permissible non-audit services provided by our independent registered public accounting firm;

  •
  reviewing the significant accounting and reporting principles to understand their impact on our financial statements;

  •
  reviewing our internal financial, operating and accounting controls with management, our independent registered public accounting firm and our internal audit provider;

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  reviewing with management and our independent registered public accounting firm, as appropriate, our financial reports, earnings announcements and our compliance with legal and regulatory requirements;

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  reviewing potential conflicts of interest under and violations of our Code of Conduct;

  •
  establishing procedures for the treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and confidential submissions by our employees of concerns regarding questionable accounting or auditing matters;

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  reviewing and approving related-party transactions; and

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  reviewing and evaluating, at least annually, our audit committee's charter.

        With respect to reviewing and approving related-party transactions, our audit committee will review related-party transactions for potential conflicts of interests or other improprieties. Under SEC rules, related-party transactions are those transactions to which we are or may be a party in which the amount involved exceeds $120,000, and in which any of our directors or executive officers or any other related person had or will have a direct or indirect material interest, excluding, among other things, compensation arrangements with respect to employment and board membership. Our audit committee could approve a related-party transaction if it determines that the transaction is in our best interests. Our directors will be required to disclose to this committee or the full board of directors any potential conflict of interest, or personal interest in a transaction that our board is considering. Our executive officers will be required to disclose any related-party transaction to the audit committee. We also poll our directors on an annual basis with respect to related-party transactions and their service as an officer or director of other entities. Any director involved in a related-party transaction that is being reviewed or approved must recuse himself or herself from participation in any related deliberation or decision. Whenever possible, the transaction should be approved in advance and if not approved in advance, must be submitted for ratification as promptly as practical.

        The financial literacy requirements of the SEC require that each member of our audit committee be able to read and understand fundamental financial statements. In addition, at least one member of our audit committee is qualified as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act, and have financial sophistication in accordance with the NASDAQ Stock Market Rules. Our board of directors has determined that Tim Mayleben qualifies as an audit committee financial expert.

        Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

        Prior to the consummation of this offering, our board of directors will adopt a charter for the audit committee that complies with NASDAQ Stock Market rules. The charter will be available on our website at www.marinuspharma.com upon the listing of our common stock on The NASDAQ Global Market. The information contained in, or that can be accessed through, our website is not part of this prospectus.

  Compensation Committee

        The primary purpose of our compensation committee will be to assist our board of directors in exercising its responsibilities relating to compensation of our executive officers and employees and to administer our equity compensation and other benefit plans. In carrying out these responsibilities, this committee will review all components of executive officer and employee compensation for consistency with its compensation philosophy, as in effect from time to time. The functions of our compensation committee will include, among other things:

  •
  designing and implementing competitive compensation policies to attract and retain key personnel;

  •
  reviewing and formulating policy and determining the compensation of our executive officers and employees;

  •
  reviewing and recommending to our board of directors the compensation of our directors;

  •
  administering our equity incentive plans and granting equity awards to our employees and directors under these plans;

  •
  if required from time to time, reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full board its inclusion in our periodic reports to be filed with the SEC;

  •
  if required from time to time, preparing the report of the compensation committee to be included in our annual proxy statement;

  •
  engaging compensation consultants or other advisors it deems appropriate to assist with its duties; and

  •
  reviewing and evaluating, at least annually, our compensation committee's charter.

        Prior to the consummation of this offering, our board of directors will adopt a charter for the compensation committee that complies with NASDAQ Stock Market rules. The charter will be available on our website at www.marinuspharma.com upon the listing of our common stock on The NASDAQ Global Market. The information contained in, or that can be accessed through, our website is not part of this prospectus.

  Nominating and Corporate Governance Committee

        The primary purpose of our nominating and corporate governance committee will be to assist our board of directors in promoting the best interests of our company and our stockholders through the implementation of sound corporate governance principles and practices. The functions of our nominating and corporate governance committee will include, among other things:

  •
  identifying, reviewing and evaluating candidates to serve on our board;

  •
  determining the minimum qualifications for service on our board;

  •
  developing and recommending to our board an annual self-evaluation process for our board and overseeing the annual self-evaluation process;

  •
  developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our board any changes to such principles; and

  •
  periodically reviewing and evaluating our nominating and corporate governance committee's charter.

        Prior to the consummation of this offering, our board of directors will adopt a charter for the nominating and corporate governance committee that complies with NASDAQ Stock Market rules. The charter will be available on our website at www.marinuspharma.com upon the listing of our common stock on The NASDAQ Global Market. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Code of Conduct for Employees, Executive Officers and Directors

        Prior to the consummation of this offering, our board of directors will adopt a Code of Conduct applicable to all of our employees, executive officers and directors. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers or directors. The Code of Conduct will be available on our website at www.marinuspharma.com upon the listing of our common stock on The NASDAQ Global Market. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will also be disclosed on our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the board of directors, compensation committee or other committee serving an equivalent function, of any other entity that has one or more officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "2013 Summary Compensation Table" below. In 2013, our chief executive officer and our two other highest-paid executive officers, or our named executive officers, were as follows:

  •
  Christopher M. Cashman, President and Chief Executive Officer

  •
  Edward F. Smith, Chief Financial Officer

  •
  Gail M. Farfel, Ph.D., Chief Clinical Development and Regulatory Officer

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2013 Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers during the fiscal year ended December 31, 2013:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Christopher M. Cashman
President and Chief Executive Officer	2013	260,000	110,880	142,695	—	513,575
Edward F. Smith(3)
Chief Financial Officer	2013	30,000	—	121,432	—	151,432
Gail M. Farfel, Ph.D.
Chief Clinical Development and Regulatory Officer	2013	290,000	69,600	36,010	—	395,610

(1)
Represents annual bonus amounts paid pursuant to the named executive officers' employment agreements. Amounts were accrued as of December 31, 2013 and were paid in February 2014.

(2)
This amount reflects the aggregate grant-date fair value of stock awards computed in accordance with FASB ASC Topic 718.

(3)
Mr. Smith was hired on November 25, 2013. His annual base salary is $300,000.

Employment Agreements

        We have entered into employment agreements with all of our named executive officers. The following is a summary of the material terms of each employment agreement. For complete terms, please see the respective employment agreements attached as exhibits to the registration statement of which this prospectus forms a part.

  Christopher M. Cashman

        On November 2, 2012, we entered into an employment agreement with Christopher M. Cashman, our Chairman, President and Chief Executive Officer. The principal terms of Mr. Cashman's employment agreement are as follows:

  •
  base salary of $260,000 per year for 80% of full-time effort and $325,000 for full-time effort (Mr. Cashman became full-time effective January 1, 2014);

  •
  annual performance bonus in an amount up to 40.0% of base salary based on the achievement of certain performance goals established by our board of directors or the compensation committee; and

  •
  stock options as described below under the heading "Outstanding Equity Awards at Fiscal Year-End."

        Upon a termination of Mr. Cashman's employment by us without cause or a resignation by Mr. Cashman for good reason, Mr. Cashman is eligible to receive a continuation of his base salary for nine months, subject to his execution and delivery of a general release of claims.

        Mr. Cashman is entitled to participate in all of our group welfare plans, subject to the terms and conditions applicable to such plans as approved from time to time by our board of directors. Mr. Cashman's employment agreement contains customary non-solicitation and non-competition covenants, which covenants remain in effect for one year following any cessation of employment with respect to Mr. Cashman. Further, Mr. Cashman has executed a Mutual Non-Disclosure Agreement.

  Edward F. Smith

        On November 25, 2013, we entered into an employment agreement with Edward F. Smith, our Vice President, Chief Financial Officer, Secretary and Treasurer. The principal terms of Mr. Smith's employment agreement are as follows:

  •
  base salary of $300,000 per year;

  •
  annual performance bonus in an amount up to 35.0% of base salary based on the achievement of certain performance goals established by our board of directors or the compensation committee; and

  •
  stock options as described below under the heading "Outstanding Equity Awards at Fiscal Year-End."

        Upon a termination of Mr. Smith's employment by us without cause or a resignation by Mr. Smith for good reason, Mr. Smith is eligible to receive a continuation of his base salary for six months, subject to his execution and delivery of a general release of claims.

        Mr. Smith is entitled to participate in all of our group welfare plans, subject to the terms and conditions applicable to such plans as approved from time to time by our board of directors. Mr. Smith's employment agreement contains customary non-solicitation and non-competition covenants, which covenants remain in effect for six months following any cessation of employment with respect to Mr. Smith. Further, Mr. Smith has executed a Confidentiality Agreement which expires five years after the last disclosure of confidential information by the Company.

  Gail M. Farfel, Ph.D.

        On November 2, 2012, we entered into an employment agreement with Gail M. Farfel, Ph.D., our Chief Clinical Development and Regulatory Officer. The principal terms of Dr. Farfel's employment agreement are as follows:

  •
  base salary of $290,000 per year;

  •
  annual performance bonus in an amount up to 25.0% of base salary based on the achievement of certain performance goals established by our board of directors or the compensation committee; and

  •
  stock options as described below under the heading "Outstanding Equity Awards at Fiscal Year-End."

        Upon a termination of Dr. Farfel's employment by us without cause, Dr. Farfel is eligible to receive continuation of her base salary for six months, subject to her execution and delivery of a general release of claims.

        Dr. Farfel is entitled to participate in all of our group welfare plans, subject to the terms and conditions applicable to such plans as approved from time to time by our board of directors. Further, Dr. Farfel has executed a Confidentiality, Assignment of Inventions and Non-Competition Agreement which contains customary non-solicitation and non-competition covenants, which covenants remain in effect for one year following any cessation of employment with respect to Dr. Farfel.

Potential Payments Upon a Termination or Change in Control

        As discussed under the caption "—Employment Agreements" above, we have agreements with our named executive officers, pursuant to which they will receive severance payments upon certain termination events. The information below describes and quantifies certain compensation that would be available under our existing plans and arrangements if (i) the named executive officer was terminated as of December 31, 2013 or (ii) if a "change in control" occurred on December 31, 2013 and the named executive officer had been subsequently terminated on the same date. For purposes of the employment agreements, "change in control" generally has the same meaning as such term is given under our 2005 Stock Option and Incentive Plan. See "—Equity Benefit Plans—2005 and 2014 Equity Incentive Plan—Change in Control" in this prospectus for a summary of the definition of a "change in control" under the 2005 Stock Option and Incentive Plan.

  Acceleration of Equity Awards

        Pursuant to the terms of each of Mr. Cashman's and Mr. Smith's employment agreements, in the event of a "change in control" that occurs during any time prior to such named executive officer's termination of employment with us, all or a portion of the executive's then unvested stock options shall fully vest.

  Potential Payments

        The table below summarizes the payments and benefits that each of our named executive officers would have been entitled to receive if his or her last day of employment with us had been December 31, 2013.

Name	Cash Severance Payment ($)	Accelerated Option Vesting ($)	Total ($)
Christopher M. Cashman
Voluntary termination for good reason or involuntary termination without cause	195,000	—	195,000
No termination following a change in control(1)	—	—	—
Voluntary termination for good reason or involuntary termination without cause following a change in control	195,000	—	195,000
Edward F. Smith
Voluntary termination for good reason or involuntary termination without cause	150,000	—	150,000
No termination following a change in control(1)	—	—	—
Voluntary termination for good reason or involuntary termination without cause following a change in control	150,000	—	150,000
Gail M. Farfel, Ph.D.
Involuntary termination without cause	145,000	—	145,000
No termination following a change in control	—	—	—
Involuntary termination without cause following a change in control	145,000	—	145,000

(1)
Messrs. Cashman and Smith's options shall vest in full upon a change in control. As of December 31, 2013, the estimated value of our common stock is equal to the exercise price of Messrs. Cashman and Smith's outstanding options.

        With respect to Messrs. Cashman and Smith and Dr. Farfel, see "—Employment Agreements" above for a discussion of the benefits to which each would be entitled in the event that their employment is terminated for any reason other than for cause, death, or disability, or, in the case of Messrs. Cashman and Smith, if they resign for good reason.

  Risk Considerations in Our Compensation Program

        Our board of directors is evaluating the philosophy and standards on which our compensation plans will be implemented. It is our belief that our compensation programs do not, and in the future will not, encourage inappropriate actions or risk taking by our executive officers. We do not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on us. In addition, we do not believe that the mix and design of the components of our executive compensation program will encourage management to assume excessive risks. We believe that our current business process and planning cycle fosters the behaviors and controls that would mitigate the potential for adverse risk caused by the action of our executives.

Outstanding Equity Awards at Fiscal Year-End

        The following table provides information regarding equity awards held by each of our named executive officers that were outstanding as of December 31, 2013.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Christopher M. Cashman	351,531	273,469	(1)	0.16	9/14/2021
	215,663	167,772	(2)	0.16	2/28/2022
	320,174	777,478	(3)	0.16	4/3/2023
Edward F. Smith	—	934,096	(4)	0.16	11/24/2023
Gail M. Farfel, Ph.D.	218,725	31,275	(5)	0.16	3/31/2020
	375,000		—	0.16	5/31/2021
	75,020	201,980	(6)	0.16	4/3/2023

(1)
25% of the total shares underlying this option vested on September 15, 2012. The remaining shares vest 1/36th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

(2)
25% of the total shares underlying this option vested on September 15, 2012. The remaining shares vest 1/36th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

(3)
114,371 of the total shares underlying this option vested on April 4, 2013. The remaining shares vest 1/43rd monthly over 43 months thereafter, subject to continued service to us through each vesting date.

(4)
25% of the total shares underlying this option will vest on November 25, 2014. The remaining shares vest 1/36th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

(5)
25% of the total shares underlying this option vested on April 1, 2011. The remaining shares vest 1/36th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

(6)
25% of the total shares underlying this option vested on November 2, 2013. The remaining shares vest 1/36th monthly over 36 months thereafter, subject to continued service to us through each vesting date.

Equity Benefit Plans

  2005 and 2014 Equity Incentive Plan

        Our board of directors adopted our 2005 Stock Option and Incentive Plan in 2005 for the purpose of attracting key employees, directors and consultants, inducing them to remain with us and encouraging them to increase their efforts to make our business more successful. Our 2005 Stock Option and Incentive Plan provides for the grant of stock options and restricted stock to our employees, directors and consultants. As of December 31, 2013, 8,010,227 shares of common stock were reserved for issuance pursuant to our 2005 Stock Option and Incentive Plan, subject to adjustment as set forth in the plan. All of the shares reserved under our 2005 Stock Option and Incentive Plan have been issued pursuant to outstanding awards. Following the adoption of the 2014 Equity Incentive Plan, we may not make any further grants under the 2005 Stock Option and Incentive Plan, but all outstanding awards under the 2005 Stock Option and Incentive Plan will continue to vest and be exercisable in accordance with their original terms.

        In connection with this offering, our board of directors adopted, and we expect our stockholders to approve, our 2014 Equity Incentive Plan subject to the completion of this offering. The 2014 Equity

Incentive Plan provides for grants of stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, and performance awards. Our directors, officers and consultants will be eligible for grants under the 2014 Equity Incentive Plan. The purpose of the 2014 Equity Incentive Plan is to provide incentives that attract, retain and motivate high-performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. This summary may not include all of the provisions of the 2014 Equity Incentive Plan. For further information about the 2014 Equity Incentive Plan, we refer you to the complete copy of the form of the 2014 Equity Incentive Plan, filed as an exhibit to the registration statement of which this prospectus forms a part.

        Administration.    The 2014 Equity Incentive Plan will be administered by the compensation committee. The compensation committee's powers include: (i) determining the form, amount and other terms and conditions of awards; (ii) construing or interpreting any provision of the 2014 Equity Incentive Plan or any award agreement; (iii) amending the terms of outstanding awards; and (iv) adopting such rules, guidelines and practices for administering the 2014 Equity Incentive Plan as it deems advisable. The compensation committee has full authority to administer and interpret the 2014 Equity Incentive Plan, to grant discretionary awards under the 2014 Equity Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2014 Equity Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2014 Equity Incentive Plan to our executive officers.

        Available shares.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to awards under the 2014 Equity Incentive Plan is 15% of the fully diluted shares outstanding including the shares issued in this offering and shares issuable pursuant to 2014 Equity Incentive Plan. All shares subject to the 2014 Equity Incentive Plan may be issued upon the exercise of incentive stock options. No person may be granted in a calendar year an award covering more than 1,500,000 shares. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1.0 million limitation on the income tax deductibility by us of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

        The number of shares available for issuance under the 2014 Equity Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we will make equitable adjustments to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2014 Equity Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2014 Equity Incentive Plan.

        Eligibility for participation.    Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2014 Equity Incentive Plan.

        Award agreements.    Awards granted under the 2014 Equity Incentive Plan will be evidenced by award agreements, which need not be identical, and that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a Change in Control (as defined in the 2014 Equity Incentive Plan) or conditions regarding the participant's employment, as determined by the committee.

        Stock options.    The committee may grant nonqualified stock options to any individuals eligible to participate in the 2014 Equity Incentive Plan and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine: (i) the number of shares of our common stock subject to each option; (ii) the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10.0% or greater stockholder; (iii) the exercise price; (iv) the vesting schedule, if any and (v) the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10.0% or greater stockholder, 110.0% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at the time of grant and the exercisability of such options may be accelerated by the committee.

        Stock appreciation rights.    The committee may grant SARs representing the right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the fair market value of our common stock on the date of grant.

        Restricted stock.    The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based on objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria discussed in general below.

        RSUs.    RSUs are granted in reference to a specified number of shares of common stock and entitle the holder to receive, on achievement of specific performance goals, after a period of continued service or any combination of the above as set forth in the applicable award agreement, one share of common stock for each such share of common stock covered by the RSU. The board may, in its discretion, accelerate the vesting of RSUs. If the grant of RSUs or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based on objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria discussed in general below.

        Performance awards.    The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. Based on service, performance or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

        Performance goals.    The committee may grant awards of restricted stock, RSUs and performance awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on one or more of the following measures selected by the committee: (1) the attainment of certain target levels of, or a specified increase in, operational cash flow; (2) the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of such cash balances and/or other specified offsets; (3) appreciation in and/or maintenance of certain target levels in the fair market value of our common stock; (4) the attainment of a certain level of, reduction of, or other specified objectives with regard to limiting the level of or rate of increase in all or a portion of specified expenses; (5) individual objectives; and (6) any combination of the foregoing. In addition, all performance goals may be based on the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

        To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (i) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (ii) an event either not directly related to our operations or not within the reasonable control of management or (iii) a change in tax law or accounting standards required by GAAP.

        Change in Control.    In connection with a Change in Control (as defined below) the committee may, on a participant-by-participant basis (i) cause any outstanding awards to become vested and immediately exercisable, in whole or in part; (ii) cause any outstanding option to become fully vested and immediately exercisable for a reasonable period in advance of the Change in Control and, to the extent not exercised prior to that Change in Control, cancel that option upon closing of the Change in Control; (iii) cancel any unvested award or unvested portion thereof, with or without consideration; (iv) cancel any award in exchange for a substitute award; (v) redeem any RSU for cash and/or other substitute consideration with value equal to the fair market value of an unrestricted share on the date of the Change in Control; (vi) cancel any option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of shares subject to that option, multiplied by (B) the difference, if any, between the fair market value per share on the date of the Change in Control and the exercise price of that option; provided that if the fair market value per share on the date of the Change in Control does not exceed the exercise price of any such option, the committee may cancel that option without any payment of consideration; and/or (vii) take such other action as the committee determines to be reasonable under the circumstances; provided that the committee may only use discretion to the extent permitted under Section 409A of the Code.

        Under the 2014 Equity Incentive Plan, a Change in Control means the happening of an event, which shall be deemed to have occurred upon the earliest to occur of the following events: (i) any person or group acquires (in one or more transactions) beneficial ownership of our stock possessing 50.0% or more of the total power to vote for the election of our board of directors; (ii) a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our board of directors prior to the date of the appointment or election; (iii) a merger or consolidation with another corporation where our shareholders immediately prior to such transaction will not beneficially own stock possessing 50.0% or more of the total power to vote for the election of the surviving corporation's board of directors (without consideration of the rights of any class of stock to elect directors by a separate class vote) immediately after such transaction; (iv) any person or group acquires all or substantially all of our assets; (v) we complete a full liquidation or dissolution; or (vi) our stockholders accept a share exchange, whereby stockholders immediately before such exchange do not (or will not) directly or indirectly own more than 50.0% of the combined voting power of the surviving entity immediately following such exchange in substantially the same proportion as their ownership immediately before such exchange. The definition of Change in Control in the 2005 Stock Option and Incentive Plan is substantially similar to the definition in the 2014 Equity Incentive Plan.

        Stockholder rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

        Amendment and termination.    Notwithstanding any other provision of the 2014 Equity Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2014 Equity Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2014 Equity Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

        Transferability.    Awards granted under the 2014 Equity Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

        Repricing.    The committee may not, without obtaining prior approval of our stockholders: (i) implement any cancellation/re-grant program pursuant to which outstanding options under the 2014 Equity Incentive Plan are cancelled and new options are granted in replacement with a lower exercise per share, (ii) cancel outstanding options under the 2014 Equity Incentive Plan with exercise per share in excess of the then current fair market value per share for consideration payable in our equity securities or (iii) otherwise directly reduce the exercise price in effect for outstanding options under the 2014 Equity Incentive Plan.

        Effective date.    We expect that the 2014 Equity Incentive Plan will become effective immediately prior to the completion of this offering.

Retirement Benefits

        We maintain a Section 401(k) retirement plan for all employees who are 21 years of age or older. Employees can contribute up to 50.0% of their eligible pay, subject to maximum amounts allowed under law. We may make discretionary profit sharing contributions, which vest over a period of four years from each employee's commencement of employment with us. We did not make any discretionary contributions in our fiscal year ended December 31, 2013.

Compensation of Directors

        During our fiscal year ended December 31, 2013, we did not pay any cash compensation to our directors. All of our directors were eligible to receive awards under the 2005 Stock Option and Incentive Plan. Only Dr. Carrazana and Mr. Shepard received a stock option award under the 2005 Stock Option and Incentive Plan, pursuant to which each received an option to purchase 155,683 shares of our common stock at an exercise price of $0.16 per share. These options vest in equal monthly installments over 48 months commencing January 1, 2014, subject to continuing service. Immediately after the consummation of this offering, all of our directors will be eligible to receive awards under the 2014 Equity

Incentive Plan. We expect to adopt a formal director compensation policy prior to the completion of this offering.

Limitations of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors' and officers' liability insurance.

        We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

        The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 2011, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5.0% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination, indemnification and change in control arrangements with our named executive officers, which are described under "Executive and Director Compensation." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions with unrelated third parties.

        After consummation of this offering, our audit committee will be responsible for the review, approval and ratification of related person transactions. The audit committee will review these transactions under our Code of Conduct, which will govern conflicts of interests, among other matters, and will be applicable to our employees, officers and directors. See "Management—Audit Committee" for additional information regarding related-party transactions.

Preferred Stock and Convertible Promissory Note Issuances

  Issuance of Series C Convertible Preferred Stock

        In December 2012, May 2013 and April 2014, we issued and sold an aggregate of 18,803,582 shares of our series C convertible preferred stock at a purchase price per share of $1.1845 per share (before giving effect to our 1-for-    reverse split), for an aggregate purchase price of approximately $22.3 million, including approximately $5.2 million of aggregate principal and accrued interest, in connection with the conversion of previously outstanding convertible notes. The table below sets forth the purchases of our series C convertible preferred stock by persons who hold more than 5.0% of our outstanding capital stock and entities affiliated with our directors:

Stockholders	Series C Preferred Shares Held	Aggregate Investment
Domain Partners VI, L.P. and DP VI Associates, L.P.(1)	3,775,163	$4,471,681
Canaan VII L.P.(2)	3,355,859	$3,975,018
Sofinnova Venture Partners VI, L.P.(3)	2,502,950	$2,964,744
RusnanoMedInvest(4)	8,176,802	$9,685,422
Foundation Medical Partners	570,689	$675,981

(1)
Nicole Vitullo, a member of our board of directors, is a managing member of One Palmer Square Associates VI, L.L.C, the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P.

(2)
Stephen Bloch, M.D., a member of our board of directors, is a manager of Canaan Partners VII LLC, the general partner of Canaan VII L.P.

(3)
Anand Mehra, M.D. and Jay P. Shepard, members of our board of directors, are employees of Sofinnova Ventures.

(4)
Anton Gopka, a member of our board of directors, is a managing partner of RusnanoMedInvest.

  Convertible Promissory Notes

        In July 2012, we issued an additional $300,000 of unsecured convertible promissory notes to certain of our stockholders for a total of $4.3 million, including $4.0 million in convertible promissory notes issued in January and October 2010. These convertible promissory notes, and related accrued interest, converted into shares of Series C convertible preferred stock in December 2012 and May 2013.

        In connection with the Series C convertible preferred stock financing, we entered into the Transfer Agreement, and related agreements, with DRI, an affiliate of Domain Partners VI, L.P. We incorporate by reference the description of these agreements included under the caption "Business— Collaborations—NovaMedica."

Investor Rights Agreement

        We entered into a second amended and restated investor rights agreement in December 2012 with the holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. Upon consummation of this offering, we will enter into a third amended and restated investor rights agreement with the same parties. This agreement provides for certain registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the investor rights agreement) that will continue following this offering and will terminate six years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act in a three-month period. See "Description of Capital Stock—Registration Rights" for additional information.

Voting Agreement

        We entered into a second amended and restated voting agreement in December 2012 by and among us and certain of our stockholders, pursuant to which certain of our directors were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under "Management—Board Composition."

Participation in This Offering

        Certain of our stockholders have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our capital stock outstanding as of March 31, 2014 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of the members of our board of directors;

  •
  each of our named executive officers; and

  •
  all of the members of our board of directors and executive officers as a group.

        The percentage ownership information shown in the table is based on 53,000,460 shares of common stock outstanding as of March 31, 2014 assuming, immediately prior to consummation of this offering, the conversion of all of our outstanding shares of preferred stock as of March 31, 2014 into an aggregate of 49,802,103 shares of common stock including 422,119 shares of preferred stock issued in April 2014, but excluding common stock issuable upon the net share settlement of our outstanding warrants and conversion of the resulting shares of preferred stock, for which the number of shares to be issued is based on the initial public offering price of our common stock in this offering. The number of shares and percentage of shares beneficially owned after the offering gives effect to the issuance by us of shares of common stock in this offering. The percentage ownership information after this offering assumes no exercise of the underwriters' option to purchase additional shares of common stock.

        Each individual or entity shown in the table has furnished us with information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable within 60 days after March 31, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Certain of our stockholders have indicated an interest in purchasing an aggregate of approximately $             million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, and any of these stockholders may determine to purchase more, less or no shares in this offering. The following table does not reflect any potential purchases by these stockholders or their affiliated entities.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o Marinus Pharmaceuticals, Inc., 142 Temple St., Suite 205, New Haven, Connecticut 06510.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% or greater stockholders:
Domain Partners VI, L.P., DP VI Associates, L.P. and Domain Associates, LLC(1)	13,758,485	26.0%
One Palmer Square
Suite 515
Princeton, NJ 08542
Canaan VII L.P.(2)	11,936,589	22.5%
285 Riverside Ave., Suite 250
Westport, CT 06880
Sofinnova Venture Partners VI, L.P.(3)	8,938,572	16.9%
2800 Sand Hill Road, Suite 150
Menlo Park, CA 94025
RusnanoMedInvest(4)	8,176,802	15.4%
29, 1-St Brestskaya Street
Moscow, Russia
Foundation Medical Partners(5)	3,806,272	7.2%
105 Rowayton Ave
Norwalk, CT 06853
Directors and Named Executive Officers:
Christopher M. Cashman(6)	1,106,732	2.0%
Gail M. Farfel, Ph.D.(7)	723,633	1.3%
Stephen Bloch, M.D.(8)	276,570	*	*
Enrique J. Carrazana, M.D.(9)	16,215	*	*
Tim M. Mayleben(10)	276,570	*	*
Anand Mehra, M.D.(11)	276,570	*	*
Jay P. Shepard(12)	16,215	*	*
Nicole Vitullo	—	—	—
Anton Gopka	—	—	—
Edward F. Smith	—	—	—
All current executive officers and directors as a group(13) (10 persons)	2,692,504	4.8%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of: (a) 5,332,077 and 57,145 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock to Domain Partners VI, L.P. and DP VI Associates, L.P., respectively, (b) 4,271,750 and 45,780 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock to Domain Partners VI, L.P. and DP VI Associates, L.P., respectively, (c) 3,767,590 and 7,573 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock to Domain Partners VI, L.P. and DP VI Associates, L.P., respectively, and (d) 276,570 shares of common stock beneficially owned by Domain Associates, LLC; and excludes            and            shares of common stock issuable upon the exercise and full conversion of warrants to purchase 1,067,937 and 11,445 shares of Series B convertible preferred stock to Domain Partners VI, L.P. and DP VI Associates, L.P., respectively, assuming an initial public

  offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

  Ms. Vitullo, a member of our board of directors, is a managing member of One Palmer Square Associates VI, L.L.C., the general partner of Domain Partners VI, L.P. and DP VI Associates, L.P and a managing member of Domain Associates, LLC. The managing members of One Palmer Square Associates VI, L.L.C. share voting and investment power with respect to shares beneficially owned by Domain Partners VI, L.P. and DP VI Associates, L.P. and the managing members of Domain Associates, LLC share voting and investment power with respect to the shares beneficially owned by Domain Associates, LLC. Ms. Vitullo disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. The percentage of shares beneficially owned after this offering would be        %, assuming the purchase of all of the shares that Domain Partners VI, L.P. and DP VI Associates, L.P. have indicated an interest in purchasing in this offering.

(2)
Consists of: (a) 4,742,516 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock, (b) 3,838,214 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock, and (c) 3,355,859 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock; and excludes            shares of common stock issuable upon the exercise and full conversion of warrants to purchase 959,553 shares of Series B convertible preferred stock, assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

The shares stated above are held directly by Canaan VII L.P. Canaan Partners VII LLC is the general partner of Canaan VII L.P., and may be deemed to have sole voting, investment and dispositive power over the shares held by Canaan VII L.P. The managers of Canaan Partners VII LLC are Dr. Bloch, a member of our board of directors, Brenton K. Ahrens, John V. Balen, Deepak Kamra, Gregory Kopchinsky, Wende S. Hutton, Maha Ibrahim, Guy M. Russo and Eric A. Young. Investment and voting decisions with respect to the shares held by Canaan VII L.P. are made by the managers of Canaan Partners VII LLC collectively. No stockholder, partner, director, officer, manager, member or employee of Canaan Partners VII LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan VII L.P. The percentage of shares beneficially owned after this offering would be        %, assuming the purchase of all of the shares that Canaan VII L.P. has indicated an interest in purchasing in this offering.

(3)
Consists of: (a) 3,892,216 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock, (b) 2,543,406 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock, and (c) 2,502,950 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock; and excludes            shares of common stock issuable upon the exercise and full conversion of warrants to purchase 635,851 shares of Series B convertible preferred stock, assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

Anand Mehra, M.D. and Jay P. Shepard, members of our board of directors, are employees of Sofinnova Ventures. The managing members of Sofinnova Venture Partners VI, LLC share voting and investment power with respect to the shares beneficially owned by Sofinnova Venture Partners VI, L.P. Messrs. Mehra and Shepard are not managing members of Sofinnova Venture Partners VI, LLC and disclaim beneficial ownership of shares beneficially owned by Sofinnova Venture Partners VI, L.P., except to the extent of their pecuniary interest therein. The percentage of shares beneficially owned after this offering would be        %, assuming the purchase of all of the shares that Sofinnova Venture Partners VI, L.P. has indicated an interest in purchasing in this offering.

(4)
Consists of 8,176,802 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock.

  Anton Gopka, a member of our board of directors, is a managing partner of RusnanoMedInvest. Mr. Gopka disclaims beneficial ownership of shares beneficially owned by RusnanoMedInvest, except to the extent of his pecuniary interest therein. The percentage of shares beneficially owned after this offering would be        %, assuming the purchase of all of the shares that RusnanoMedInvest has indicated an interest in purchasing in this offering.

(5)
Consists of: (a) 1,796,407 shares of common stock issuable upon conversion of shares of Series A convertible preferred stock, (b) 1,439,176 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock, and (c) 570,689 shares of common stock issuable upon conversion of shares of Series C convertible preferred stock and and excludes            shares of common stock issuable upon the exercise and full conversion of warrants to purchase 359,794 shares of Series B convertible preferred stock, assuming an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus).

(6)
Includes options to purchase 1,106,732 shares of common stock exercisable within 60 days of March 31, 2014.

(7)
Includes options to purchase 723,633 shares of common stock exercisable within 60 days of March 31, 2014.

(8)
Includes options to purchase 276,570 shares of common stock exercisable within 60 days of March 31, 2014.

(9)
Includes options to purchase 16,215 shares of common stock exercisable within 60 days of March 31, 2014.

(10)
Includes options to purchase 276,570 shares of common stock exercisable within 60 days of March 31, 2014.

(11)
Includes options to purchase 276,570 shares of common stock exercisable within 60 days of March 31, 2014.

(12)
Includes options to purchase 16,215 shares of common stock exercisable within 60 days of March 31, 2014.

(13)
Includes options to purchase 2,692,504 shares of common stock exercisable within 60 days of March 31, 2014.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of our capital stock and the material provisions of our certificate of incorporation and bylaws, as amended and restated effective upon consummation of this offering, the investor rights agreement to which we and certain of our stockholders are parties and the Delaware General Corporation Law. Because the following is only a summary, it does not purport to be complete or contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation, bylaws and investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Upon consummation of this offering, our authorized capital stock will consist of              shares,               of which will be designated as common stock with a par value of $0.001 per share and 25,000,000 of which will be designated as preferred stock with a par value of $0.001 per share. As of March 31, 2014, there were 53,000,460 shares of common stock outstanding, held by approximately 60 stockholders of record, and no shares of preferred stock outstanding. This amount assumes the conversion of all outstanding shares of our preferred stock, including 422,119 shares of preferred stock issued in April 2014, into common stock but excludes the net share settlement of all of our outstanding warrants and conversion of the resulting shares of preferred stock into common stock, which will occur immediately prior to consummation of this offering. In addition, as of March 31, 2014, we had options to purchase 6,930,040 shares of our common stock outstanding under our 2005 Stock Option and Incentive Plan, as amended.

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, other than election of directors, which will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election of such directors. Holders of our common stock do not have the right to cumulate their votes in elections of the directors.

  Dividends

        Subject to the preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

  No Preemptive or Similar Rights

        Holders of our common stock have no preemptive, conversion or other similar rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designated in the future.

  Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

  Change of control

        Please see "—Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws" below for a discussion of provisions in our certificate of incorporation and bylaws that may have the effect of delaying, deferring or preventing a change in control of us.

Preferred Stock

        Immediately prior to consummation of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 49,802,103 shares of common stock. Under our certificate of incorporation that will be in effect upon the consummation of this offering, our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations and restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding.

        Our board of directors may authorize the issuance of preferred stock with voting, conversion or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

        In April 2014, we entered into a credit facility with Square 1 Bank and in connection with this facility issued to the lender a warrant with an 8-year term to purchase 37,991 shares of Series C convertible preferred stock at an exercise price of $1.1845 per share. This warrant will automatically net share settle in connection with this offering. In April 2009, we issued to our investors warrants with a 10-year term to purchase 3,055,163 shares of our Series B convertible preferred stock at an exercise price of $1.67 per share.

Registration Rights

        Under our investor rights agreement, following the closing of this offering, the holders of approximately              shares of common stock, including shares issuable upon exercise of the warrants, or their transferees, will have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as further described below.

  Demand Registration Rights

        Following              , and subject to specified limitations set forth in the investor rights agreement, the holders of at least 50.0% of the then-outstanding registrable securities may, at any time, demand in writing that we register all or a portion of the registrable shares under the Securities Act if the total amount of registrable securities registered have an aggregate offering price of at least $5.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

        In addition, subject to specified limitations set forth in the investor rights agreement, at any time after we become eligible to file a registration statement on Form S-3, holders of at least 40.0% of the registrable securities then outstanding may request that we register their registrable securities on Form S-3 for purposes of a public offering if the total amount of registrable securities registered have an aggregate offering price of at least $1.0 million (after deductions for underwriters' discounts or commissions). We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

  Piggyback/Incidental Registration Rights

        If, at any time after the consummation of this offering, we propose to file a registration statement to register any of our securities under the Securities Act, either for our own account or for the account of any of our stockholders, subject to specified exceptions including registrations relating solely to employee benefit plans, registrations relating solely to a Rule 145 transaction and registrations relating to the offer and sale of debt securities, the holders of our registrable securities are entitled to notice of registration and, subject to any limitations that the underwriters in an underwritten offering may impose on the number of shares included in the registration, we will be required upon the holder's request to use our reasonable best efforts to register their then-held registrable securities.

  Other Provisions

        The investor rights agreement provides that, in connection with this offering and upon our or the underwriters' request, holders of registrable securities will be subject to a "lock-up" provision prohibiting the sale or other disposition of the our securities without our or the underwriters written consent for up to 180 days, subject to specified conditions.

        We will pay all registration expenses, other than any underwriting discount and commission and, in connection with a piggyback registration, other than applicable stock transfer fees, and the reasonable fees and expenses of a single special counsel for the selling stockholders, related to any demand or piggyback registration. The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

        The registration rights of each holder expire as to that holder following the earlier of six years following this offering or the date on which the applicable holder holds less than 1% of our outstanding capital stock and all registrable securities held by the applicable holder may be sold under Rule 144 within a single 90-day period.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

  Delaware Anti-Takeover Law

        Upon the consummation of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

  •
  at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of the corporation;

  •
  an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

  •
  the affiliates and associates of the above.

        Under specific circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

        Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

  Certificate of Incorporation and Bylaws

        Provisions of our certificate of incorporation and bylaws that will be in effect upon the consummation of this offering may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

  •
  permit our board of directors to issue up to 25,000,000 shares of preferred stock, with any rights, preferences and privileges as it may designate;

  •
  provide that all vacancies on our board of directors, including as a result of newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

  •
  divide our board of directors into three classes with staggered three-year terms;

  •
  provide that a director may be removed only for cause;

  •
  provide that the authorized number of directors may be changed only by the resolution of our board of directors;

  •
  provide that special meetings of our stockholders may be called only by the board of directors or by such person or persons requested by a majority of the board of directors to call such meetings; and

  •
  provide that the Court of Chancery of the State of Delaware is the exclusive forum in which we and our directors may be sued by our stockholders.

Listing on The NASDAQ Global Market

        We intend to apply to list our common stock on The NASDAQ Global Market under the symbol "MRNS."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar's address is 6201 15th Avenue, Brooklyn, NY 11219.

 SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

        After consummation of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares of common stock. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining              shares of common stock outstanding after this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities will be subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

Rule 144

        In general, pursuant to Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon consummation of this offering without regard to whether current public information about us is available.

        Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

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  1.0% of the number of shares of our common stock then outstanding; and

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  the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice to the SEC and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

        Notwithstanding the availability of Rule 144, certain holders of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

        Pursuant to Rule 701 under the Securities Act, which provides an exemption from registration for certain compensatory securities, shares of our common stock acquired outright, upon the exercise of currently outstanding options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701, may be resold by:

  •
  persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144; and

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  our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

        Options to purchase a total of 6,930,040 shares of common stock are outstanding, of which 4,516,735 were vested. Of the total number options,              are subject to contractual lock-up agreements with the underwriters described in this prospectus under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

        In connection with this offering, we, our officers and directors and holders of substantially all of our outstanding capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC.

        Following the lock-up periods set forth in the agreements described above, and assuming that Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

        Upon consummation of this offering, the holders of              shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above, assuming the conversion of all of our outstanding convertible preferred stock and the net share settlement of all of our outstanding warrants and conversion of the resulting shares of preferred stock into common stock. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights" in this prospectus.

Equity Incentive Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable upon the effectiveness of the registration statement of which this prospectus forms a part to register the shares of our common stock that are issuable pursuant to our 2005 Stock Option and Incentive Plan and our 2014 Equity Incentive Plan. The registration statements are expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

MATERIAL U.S. TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the U.S.;

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  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

        An individual may be treated as a resident instead of a nonresident of the U.S. in any calendar year for U.S. federal income tax purposes if the individual was present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

        We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

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  insurance companies;

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  tax-exempt organizations;

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  financial institutions;

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  brokers or dealers in securities;

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  regulated investment companies;

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  pension plans;

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  controlled foreign corporations;

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  passive foreign investment companies;

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  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

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  certain U.S. expatriates.

        In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities that are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

        Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Dividends

        If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's capital and will first reduce the basis in our common stock, but not below zero, and then will be treated as a gain from the sale of stock, which will be subject to tax as described under the heading "—Gain on Disposition of Common Stock."

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder's country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we may elect not to withhold U.S. federal income tax from such distribution as permitted by U.S. Treasury Regulations. Any such distribution made after June 30, 2014 will also be subject to the discussion below under the heading "—Withholding and Information Reporting Requirements—FATCA."

        Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S., and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30.0% withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8 ECI (or successor form). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder's country of residence.

        A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S., and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30.0%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

  •
  the non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30.0% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

  •
  we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5.0% of our outstanding common stock, directly or indirectly, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50.0% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

        Gross proceeds from a sale or other disposition of our common stock made after December 31, 2016 will also be subject to the discussion below under the heading "—Withholding and Information Reporting Requirements—FATCA."

Information Reporting and Backup Withholding

        The gross amount of the distributions on our common stock paid to each non-U.S. holder and the tax withheld, if any, with respect to such distributions must be reported annually to the IRS. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28.0%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading "Dividends," will generally be exempt from backup withholding.

        Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Withholding and Information Reporting Requirements—FATCA

        The Foreign Account Tax Compliance Act ("FATCA") generally will impose a U.S. federal withholding tax on certain types of payments made to "foreign financial institutions" (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA potentially imposes a 30% withholding tax on dividends on or gross proceeds from the sale or other disposition of our common stock if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under FATCA, withholding on dividends of our stock, will be required for payments made on or after July 1, 2014, and withholding on payments of gross proceeds from the sale or disposition of our stock will be required for payments made on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their tax advisors regarding the impact of this legislation on their investment in our common stock.

Federal Estate Tax

        Common stock owned or treated as owned by an individual (including by reason of holding interests in certain entities) who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

        The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Oppenheimer & Co. Inc.
Janney Montgomery Scott LLC
Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The underwriters expect to deliver the shares of common stock to purchasers on or about                        , 2014.

Over-Allotment Option

        We have granted a 30-day option to the underwriters to purchase up to a total of                additional shares of our common stock from us, at the initial public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. We will pay the expenses associated with the exercise of the option to purchase additional shares.

Lock-Up Agreements

        We and the holders (including all of our directors and executive officers) of substantially all of the shares of our common stock outstanding prior to this offering have agreed that, without the prior written consent of each of Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC, we and they will not directly or indirectly:

  •
  offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock;

  •
  enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise; or

  •
  publicly disclose the intention to do any of the foregoing,

for a period of 180 days after the date of this prospectus. However, in the case of our officers, directors and stockholders, these lock-up restrictions will not apply to:

  •
  bona fide gifts made by the holder;

  •
  the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards;

  •
  transfers of common stock or any security convertible into or exercisable for common stock to an immediate family member, an immediate family member of a domestic partner or a trust for the benefit of the undersigned, a domestic partner or an immediate family member;

  •
  transfers of shares of common stock or any security convertible into or exercisable for common stock to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the holder, a domestic partner and/or one or more family members of the holder or the holder's domestic partner in a transaction not involving a disposition for value;

  •
  transfers of shares of common stock or any security convertible into or exercisable for common stock upon death by will or intestate succession;

  •
  the exercise of any option or other right to acquire shares of common stock;

  •
  transactions relating to securities acquired in open market transactions after the date of this prospectus; or

  •
  transfers of securities pursuant to any order or decree of any court or governmental agency or body.

        Except for transfers related to securities acquired on the open market or in this offering or to the surrender or forfeiture of shares of common stock to us to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards or pursuant to a trading plan, as described above, any transferee under the excepted transfers above must agree in writing, prior to the transfer, to be bound by the lock-up agreements.

        Additionally, in our case, the lock-up restrictions will not apply to:

  •
  shares sold in this offering;

  •
  equity based awards granted pursuant to our equity incentive plans referred to in this prospectus, including any amendments to those plans, and shares of common stock issued upon the exercise of any equity based awards;

  •
  shares of common stock issued upon the conversion of outstanding securities described in this prospectus;

  •
  the filing of a registration statement on Form S-8 relating to the registration of shares issuable pursuant to our equity incentive plans; or

  •
  shares of common stock issued in satisfaction of the accumulated dividend on our outstanding convertible preferred stock.

        Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC, as representatives of the several underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our history and prospects, including our past and present financial performance and our prospects for future earnings;

  •
  the history and prospects of companies in our industry;

  •
  prior offerings of those companies;

  •
  our capital structure;

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  an assessment of our management and their experience;

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  general conditions of the securities markets at the time of the offering; and

  •
  other factors as we deem relevant.

        We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Expenses

        The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $            per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $            per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

        Pursuant to the terms of the underwriting agreement, we have also agreed to reimburse the underwriters for certain expenses, including reasonable fees and expenses of counsel, relating to certain aspects of this offering that will not exceed $20,000.

        We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $             million.

Indemnification of Underwriters

        We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Market Listing

        We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol "MRNS."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

        Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. Naked short sales are any short sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

        Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

        The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

        The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

        A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

        This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers (the "AMF") and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Germany

        Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the "act") of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Switzerland

        The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Netherlands

        The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively "qualified investors" (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Japan

        The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

        The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of our common stock other than (a) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

        This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person, which is:

  (a)
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 except:

  (1)
  to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

  (2)
  where no consideration is given for the transfer; or

  (3)
  by operation of law.

 LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus, as well as certain legal matters relating to us, will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania. Certain legal matters relating to the offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

EXPERTS

        The financial statements of Marinus Pharmaceuticals, Inc. as of December 31, 2012 and 2013, and for the years then ended and for the period from August 14, 2003 (inception) to December 31, 2013, have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in the registration statement, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of such statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at Marinus Pharmaceuticals, Inc., 142 Temple St., Suite 205, New Haven, CT 06510, or by calling (203) 315-0566.

        Upon the effectiveness of the registration statement of which this prospectus is a part, we will be subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.marinuspharma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is intended to be an inactive textual reference only and not an active hyperlink to our website. The information contained in, or that can be accessed through, our website is not part of this prospectus.

MARINUS PHARMACEUTICALS, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Marinus Pharmaceuticals, Inc.

        We have audited the accompanying balance sheets of Marinus Pharmaceuticals, Inc. (a development-stage company) (the Company) as of December 31, 2012 and 2013, and the related statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for the years then ended and for the period from August 14, 2003 (inception) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marinus Pharmaceuticals, Inc. as of December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended and for the period from August 14, 2003 (inception) to December 31, 2013, in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 4, 2014

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

BALANCE SHEETS

	December 31,
			Pro Forma December 31, 2013
	2012	2013
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,633,775	$10,037,123	$10,037,123
Prepaid expenses and other current assets	31,261	1,761,379	1,761,379

Total current assets	8,665,036	11,798,502	11,798,502
Property and equipment, net	8,734	16,063	16,063
Other assets	8,330	9,380	9,380

Total assets	$8,682,100	$11,823,945	$11,823,945

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Convertible notes payable	$2,670,521	$—	$—
Accounts payable	115,065	77,782	77,782
Accrued expenses	370,156	1,096,474	596,474
Warrant liability	1,344,200	1,191,514	—

Total current liabilities	4,499,942	2,365,770	674,256

Commitments and contingencies (Note 9)
Series A convertible preferred stock, $0.001 par value; 18,777,860 shares authorized, issued, and outstanding at December 31, 2012 and 2013 (liquidation preference of $31,359,026 at December 31, 2013)	30,596,604	30,596,604	—
Series B convertible preferred stock, $0.001 par value; 15,275,824 shares authorized, 12,220,661 shares issued and outstanding at December 31, 2012 and 2013 (liquidation preference of $29,806,836 at December 31, 2013)	17,929,483	17,929,483	—
Series C convertible preferred stock, $0.001 par value; 18,900,000 shares authorized, 9,654,443 and 18,381,463 shares issued and outstanding at December 31, 2012 and 2013, respectively (liquidation preference of $23,368,916 at December 31, 2013)	11,022,765	21,314,119	—

Stockholders' equity (deficit):
Common stock, $0.001 par value; 65,100,000 shares authorized, 3,111,787 issued and 2,921,787 outstanding at December 31, 2012, 3,212,630 issued and 3,022,630 outstanding at December 31, 2013 and issued and outstanding at December 31, 2013, pro forma	3,112	3,213	53,015
Additional paid-in capital	863,544	1,117,961	72,599,879
Treasury stock at cost, 190,000 shares at December 31, 2012 and 2013 and pro forma	(190)	(190)	(190)
Deficit accumulated during the development stage	(56,233,160)	(61,503,015)	(61,503,015)

Total stockholders' equity (deficit)	(55,366,694)	(60,382,031)	11,149,689

Total liabilities and stockholders' equity (deficit)	$8,682,100	$11,823,945	$11,823,945

See accompanying notes to financial statements.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

STATEMENTS OF OPERATIONS

				Period From August 14, 2003 (Inception) to December 31, 2013
	Year Ended December 31,
	2012	2013
Revenue	$100,000		$—	$688,469

Expenses:
Research and development	845,556		4,150,101	50,945,043
General and administrative	685,099		1,228,701	11,979,531

Total expenses	1,530,655		5,378,802	62,924,574

Loss from operations	(1,430,655)		(5,378,802)	(62,236,105)
Change in fair value of warrant liability	336,050		152,686	824,786
Interest income	2,661		19,055	2,168,449
Interest expense	(320,782)		(90,611)	(2,764,593)
State tax benefit	4,181		27,817	504,448

Net loss	(1,408,545)		(5,269,855)	$(61,503,015)

Cumulative preferred stock dividends	(2,185,737)		(3,804,023)

Net loss applicable to common stockholders	$(3,594,282)		$(9,073,878)

Per share information:
Net loss per share of common stock—basic and diluted	$(1.23)		$(3.02)

Basic and diluted weighted average shares outstanding	2,921,787		3,009,260

Pro forma net loss per share of common stock—basic and diluted (unaudited)		$

Pro forma basic and diluted weighted average shares outstanding (unaudited)

See accompanying notes to financial statements.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

PERIOD FROM AUGUST 14, 2003 (INCEPTION) TO DECEMBER 31, 2013

	Convertible Preferred Stock						Stockholders' Deficit
	Series A		Series B		Series C		Common Stock			Treasury Stock
									Additional Paid-in Capital			Deficit Accumulated During the Development Stage	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balance, August 14, 2003 (Inception)	—	$—	—	$—	—	$—	—	$—	$—	—	$—	$—	$—
Issuance of common stock to founders	—	—	—	—	—	—	1,000	1	99	—	—	—	100
Net loss	—	—	—	—	—	—	—	—	—	—	—	(61,443)	(61,443)

Balance, December 31, 2003	—	—	—	—	—	—	1,000	1	99	—	—	(61,443)	(61,343)
Issuance of common stock to founders	—	—	—	—	—	—	787,600	788	66	—	—	—	854
Stock-based compensation expense	—	—	—	—	—	—	—	—	8,504	—	—	—	8,504
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,538,149)	(1,538,149)

Balance, December 31, 2004	—	—	—	—	—	—	788,600	789	8,669	—	—	(1,599,592)	(1,590,134)
Issuance of common stock to employees and consultants	—	—	—	—	—	—	1,401,400	1,401	825	—	—	—	2,226
Issuance of common stock for license fees	—	—	—	—	—	—	10,000	10	1,590	—	—	—	1,600
Issuance of preferred stock and conversion of notes	17,588,048	28,609,618	—	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Series A Convertible Notes	—	—	—	—	—	—	—	—	430,671	—	—	—	430,671
Issuance of preferred stock for license fees	1,059,523	1,769,403	—	—	—	—	—	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	—	—	—	—	—	190,000	(190)	—	(190)
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,099	—	—	—	5,099
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,114,168)	(5,114,168)

Balance, December 31, 2005	18,647,571	30,379,021	—	—	—	—	2,200,000	2,200	446,854	190,000	(190)	(6,713,760)	(6,264,896)
Stock-based compensation expense	—	—	—	—	—	—	—	—	17,110	—	—	—	17,110
Net loss	—	—	—	—	—	—	—	—	—	—	—	(7,281,460)	(7,281,460)

Balance, December 31, 2006	18,647,571	30,379,021	—	—	—	—	2,200,000	2,200	463,964	190,000	(190)	(13,995,220)	(13,529,246)
Stock-based compensation expense	—	—	—	—	—	—	—	—	11,990	—	—	—	11,990
Exercise of stock options	—	—	—	—	—	—	150,469	150	25,429	—	—	—	25,579
Net loss	—	—	—	—	—	—	—	—	—	—	—	(13,377,404)	(13,377,404)

Balance, December 31, 2007	18,647,571	30,379,021	—	—	—	—	2,350,469	2,350	501,383	190,000	(190)	(27,372,624)	(26,869,081)
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,128	—	—	—	5,128
Issuance of preferred stock for license fees	130,289	217,583	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	131,000	131	22,139	—	—	—	22,270
Net loss	—	—	—	—	—	—	—	—	—	—	—	(16,778,769)	(16,778,769)

Balance, December 31, 2008	18,777,860	30,596,604	—	—	—	—	2,481,469	2,481	528,650	190,000	(190)	(44,151,393)	(43,620, 452)
Stock-based compensation expense	—	—	—	—	—	—	—	—	46,467	—	—	—	46,467
Issuance of common stock for license fees	—	—	—	—	—	—	630,318	631	100,220	—	—	—	100,851
Issuance of preferred stock and warrants and conversion of notes	—	—	12,220,661	17,929,483	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(7,891,706)	(7,891,706)

Balance, December 31, 2009	18,777,860	30,596,604	12,220,661	17,929,483	—	—	3,111,787	3,112	675,337	190,000	(190)	(52,043,099)	(51,364,840)
Stock-based compensation expense	—	—	—	—	—	—	—	—	16,758	—	—	—	16,758
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,465,478)	(1,465,478)

Balance, December 31, 2010	18,777,860	30,596,604	12,220,661	17,929,483	—	—	3,111,787	3,112	692,095	190,000	(190)	(53,508,577)	(52,813,560)
Stock-based compensation expense	—	—	—	—	—	—	—	—	50,850	—	—	—	50,850
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,316,038)	(1,316,038)

Balance, December 31, 2011	18,777,860	30,596,604	12,220,661	17,929,483	—	—	3,111,787	3,112	742,945	190,000	(190)	(54,824,615)	(54,078,748)
Stock-based compensation expense	—	—	—	—	—	—	—	—	120,599	—	—	—	120,599
Issuance of preferred stock and conversion of notes	—	—	—	—	9,654,443	11,022,765	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,408,545)	(1,408,545)

Balance, December 31, 2012	18,777,860	30,596,604	12,220,661	17,929,483	9,654,443	11,022,765	3,111,787	3,112	863,544	190,000	(190)	(56,233,160)	(55,366,694)
Stock-based compensation expense	—	—	—	—	—	—	—	—	236,365	—	—	—	236,365
Issuance of preferred stock and conversion of notes	—	—	—	—	8,727,020	10,291,354	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	100,843	101	18,052	—	—	—	18,153
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,269,855)	(5,269,855)

Balance, December 31, 2013	18,777,860	$30,596,604	12,220,661	$17,929,483	18,381,463	$21,314,119	3,212,630	$3,213	$1,117,961	190,000	$(190)	$(61,503,015)	$(60,382,031)

See accompanying notes to financial statements.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

STATEMENTS OF CASH FLOWS

			Period From August 14, 2003 (Inception) to December 31, 2013
	Year Ended December 31,
	2012	2013
Cash flows from operating activities
Net loss	$(1,408,545)	$(5,269,855)	$(61,503,015)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,902	9,790	561,234
Stock-based compensation expense	120,599	236,365	518,870
Noncash interest on convertible notes payable	305,206	90,498	2,471,530
Change in fair value of warrant liability	(336,050)	(152,686)	(824,786)
Loss on disposal of fixed assets	—	—	62,968
Acquired in-process research and development	—	—	2,289,437
Changes in operating assets and liabilities:
Prepaid expenses and other assets	40,383	(1,731,168)	(1,770,759)
Accounts payable and accrued expenses	32,077	189,035	674,256

Net cash used in operating activities	(1,228,428)	(6,628,021)	(57,520,265)

Cash flows from investing activities
Purchases of property and equipment	(5,472)	(17,119)	(640,265)
Purchase of license	—	—	(200,000)
Purchase of short-term investments	—	—	(23,462,743)
Maturities of short-term investments	—	—	23,462,743

Net cash used in investing activities	(5,472)	(17,119)	(840,265)

Cash flows from financing activities
Proceeds from exercise of stock options	—	18,153	66,002
Proceeds from investor deposit	—	500,000	500,000
Proceeds from notes payable	300,000	—	23,049,536
Proceeds from issuance of convertible preferred stock and common stock, net of offering costs	8,581,778	7,530,335	46,167,952
Payments on notes payable	—	—	(1,385,837)

Net cash provided by financing activities	8,881,778	8,048,488	68,397,653

Net increase in cash and cash equivalents	7,647,878	1,403,348	10,037,123
Cash and cash equivalents—beginning of period	985,897	8,633,775	—

Cash and cash equivalents—end of period	$8,633,775	$10,037,123	$10,037,123

Supplemental disclosure of cash flow information
Conversion of notes principal and accrued interest to preferred stock	$2,440,987	$2,761,019	$23,704,558

Cash paid for interest	$15,576	$—	$250,546

Fair value of warrant issued in connection with preferred stock	$—	$—	$2,016,300

See accompanying notes to financial statements.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

1. Organization and Description of the Business

        Marinus is a biopharmaceutical company dedicated to the development of innovative neuropsychiatric therapeutics. Our clinical stage product candidate, ganaxolone, is a synthetic small molecule that is an analog of allopregnanolone, a natural occurring neurosteriod produced by the human body, which modulates gamma-aminobutyric acid (GABA), a neurotransmitter in the brain. GABA and its well-characterized central nervous system (CNS) receptor target, a unique binding site on GABAA receptors, have been implicated as playing an important role in certain seizures, psychiatric and developmental disorders. We have operated as a development-stage company since our inception and Delaware incorporation in August 2003 and accordingly, our operations to date have been directed primarily toward developing business strategies, raising capital, research and development activities and conducting preclinical testing and human clinical trials of our product candidates.

Liquidity

        We have not generated any product revenues and have incurred operating losses since inception. There is no assurance that profitable operations will ever be achieved, and if achieved, could be sustained on a continuing basis. In addition, development activities, clinical and preclinical testing, and commercialization of our product candidates will require significant additional financing. Our deficit accumulated during the development stage through December 31, 2013 was $61.5 million and we expect to incur substantial losses in future periods.

        We plan to finance our future operations with a combination of proceeds from the issuance of equity securities, the issuance of additional debt, potential collaborations and revenues from potential future product sales, if any. We have not generated positive cash flows from operations, and there are no assurances that we will be successful in obtaining an adequate level of financing for the development and commercialization of our planned product candidates. Our cash and cash equivalents balance as of December 31, 2013 is adequate to fund our operations into the middle of 2015 and we believe that our net proceeds from our initial public offering, if successful, will provide adequate financial resources to fund our operations for at least the next 24 months; however, there can be no assurance in this regard. Such endeavors primarily include raising additional capital from stockholders or securing additional external financing. We may not be able to obtain additional funding on favorable terms, if at all. If we are unable to secure adequate additional funding, our business, operating results, financial condition and cash flows may be materially and adversely affected.

Unaudited Pro Forma Presentation

        In February 2014, our board of directors authorized management to confidentially submit a registration statement to the Securities and Exchange Commission, or the SEC, to potentially sell shares of common stock to the public.

        The unaudited pro forma balance sheet as of December 31, 2013 reflects:

  •
  The automatic conversion of all outstanding shares of preferred stock into 49,802,103 shares of common stock upon the closing of the Company's initial public offering (IPO), including 422,119 shares of Series C convertible preferred stock ("Series C Preferred Stock") issued in April 2014 reflected as an investor deposit in accrued expenses as of December 31, 2013. The shares of common stock and any related estimated net proceeds are excluded from the pro forma information.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

1. Organization and Description of the Business (Continued)

  •
  The exercise of all outstanding warrants to purchase 3,055,163 shares of Series B convertible preferred stock ("Series B Preferred Stock") and 37,991 shares of Series C Preferred Stock and the conversion of the resulting convertible preferred stock into            shares of common stock upon the closing of the IPO assuming net share settlement.

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Fair Value of Financial Instruments and Credit Risk

        At December 31, 2012 and 2013, our financial instruments included cash and cash equivalents, accounts payable, accrued expenses, convertible notes payable and derivative liabilities. The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximates fair value, given their short-term nature. The carrying amount of our convertible notes payable approximate fair value because the interest rates on these instruments are reflective of rates that we could obtain on unaffiliated third-party debt with similar terms and conditions. The carrying value of the derivative liabilities are the estimated fair value of the liability as more fully described below.

        Cash and cash equivalents subject us to concentrations of credit risk. However, we invest our cash in accordance with a policy objective that seeks to ensure both liquidity and safety of principal. The policy limits investments to instruments issued by the U.S. government and certain SEC-registered money market funds that invest only in U.S. government obligations and places restrictions on portfolio maturity terms.

Cash and Cash Equivalents

        We consider all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. As of December 31, 2012 and 2013, we invested a portion of our cash balances in money market investments, which we have included as cash equivalents on our balance sheets.

Property and Equipment

        Property and equipment consist of laboratory and office equipment and are recorded at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives. We estimate a life of three years for computer equipment, including software, and five years for laboratory equipment, office equipment, and furniture. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operating expenses.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        We review long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount an impairment loss would be recognized if the carrying value of the asset exceeded its fair value. Fair value is generally determined using discounted cash flows. Through December 31, 2013, no impairment has occurred.

Revenue Recognition

        We follow Accounting Standards Update, or ASU, 2009-13, "Multiple-Deliverable Revenue Arrangements," which amends ASC 605-25, "Revenue Recognition—Multiple Element Arrangements," and also adopted ASU 2010-17, "Revenue Recognition—Milestone Method."

        In accordance with ASU 2009-13, we consider whether the deliverables under the arrangement represent separate units of accounting. In determining the units of accounting, management evaluates certain criteria, including whether the deliverables have stand-alone value. The consideration received is allocated to the separate units of accounting using the relative selling price method, and the applicable revenue recognition criteria are applied to each of the separate units.

        We recognize grant revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Grant revenue relates primarily to a federal grant for $488,959 received from the U.S. Internal Revenue Service under the Qualifying Therapeutic Discovery Project program in 2010 and from other grants received under government sponsored research programs.

        In December 2012, we recognized $100,000 for a license fee from Domain Russia Investments Limited, an affiliate of a significant stockholder, in connection with the license of our patents along with the rights to develop and commercialize ganaxolone in Russia and certain other eastern European nations.

Research and Development

        Research and development costs are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as subject enrollment, clinical site activations, or information provided to us by our vendors with respect to their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued research and development expense, as the case may be.

Income Taxes

        We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the years in which temporary differences are expected to be settled, is reflected in the financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

2. Summary of Significant Accounting Policies (Continued)

realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted. At December 31, 2012 and 2013, we have concluded that a full valuation allowance is necessary for our net deferred tax assets. We had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements.

Loss Per Share of Common Stock

        Basic loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, convertible notes payable, warrants, stock options, and unvested restricted stock, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share applicable to common stockholders, the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation. These potentially dilutive securities are more fully described in Note 7.

        The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012	2013
Basic and diluted net loss per share of common stock:
Net loss	$(1,408,545)	$(5,269,855)
Dividends on Series B and C Preferred Stock	(2,185,737)	(3,804,023)

Net loss applicable to common stockholders	$(3,594,282)	$(9,073,878)

Weighted average shares of common stock outstanding	2,921,787	3,009,260

Net loss per share of common stock—basic and diluted	$(1.23)	$(3.02)

        The following potentially dilutive securities outstanding at December 31, 2012 and 2013 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive:

	December 31,
	2012	2013
Convertible preferred stock	40,652,964	49,379,984
Warrants	3,055,163	3,055,163
Stock options	4,482,808	7,105,767

	48,190,935	59,540,914

        The unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving effect to the conversion of all issued and outstanding shares of preferred stock that will convert, upon the closing of an IPO, into an aggregate of 49,379,984 shares of common stock and the net exercise of all outstanding warrants and the conversion of the resulting shares of preferred stock that will convert to shares of our common stock upon the closing of the IPO into

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

2. Summary of Significant Accounting Policies (Continued)

shares of our common stock, assuming net share settlement at an initial public offering price of $            per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), as if they had occurred at January 1, 2013, or the date of original issuance, if later. Upon conversion of the convertible preferred stock into shares of the Company's common stock in the event of an IPO, the holders of the convertible preferred stock are not entitled to receive undeclared dividends. Accordingly, the impact of the cumulative preferred stock dividends has been excluded from the determination of the unaudited pro forma net loss per share.

        The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per common share:

	Year ended December 31, 2013
Numerator:
Net loss applicable to common stockholders		$(9,073,878)
Effect of pro forma adjustments:
Cumulative preferred stock dividends		3,804,023

Pro forma net loss applicable to common stockholders		$(5,269,855)

Denominator:
Weighted average common shares outstanding		3,009,260
Effect of pro forma adjustments:
Conversion of convertible preferred stock		48,157,236
Conversion of shares resulting from exercise of warrants

Shares used in computing unaudited pro forma weighted average basic and diluted common shares outstanding

Unaudited pro forma basic and diluted net loss per common share	$

Comprehensive Loss

        Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for all periods presented.

Segment Information

        Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. We view our operations and manage our business in one segment, which is the identification and development of neuropsychiatric therapeutics.

Stock-Based Compensation

        We account for stock-based compensation in accordance with the provisions of ASC Topic 718, Compensation—Stock Compensation, or ASC 718, which requires the recognition of expense related to

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

2. Summary of Significant Accounting Policies (Continued)

the fair value of stock-based awards in the statements of operations. For stock options issued to employees and members of our board of directors for their services on our board of directors, we estimate the grant-date fair value of options using the Black-Scholes option pricing model. The use of the Black-Scholes option pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates, and the value of the common stock. For awards subject to time-based vesting, we recognize stock-based compensation expense, net of estimated forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting term of the award. For awards subject to performance-based vesting conditions, we recognize stock-based compensation expense when it is probable that the performance condition will be achieved. Stock-based awards issued to non-employees are recorded at their fair values, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period in accordance with the provisions of ASC 718 and ASC Topic 505, Equity.

Clinical Trial Expense Accruals

        As part of the process of preparing our financial statements, we are required to estimate our expenses resulting from our obligations under contracts with vendors, clinical research organizations and consultants and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. Our objective is to reflect the appropriate trial expenses in our financial statements by matching those expenses with the period in which services are performed and efforts are expended. We account for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. We determine accrual estimates through financial models taking into account discussion with applicable personnel and outside service providers as to the progress or state of consummation of trials. During the course of a clinical trial, we adjust our clinical expense recognition if actual results differ from its estimates. We make estimates of our accrued expenses as of each balance sheet date based on the facts and circumstances known at that time. Our clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low for any particular period. For the years ended December 31, 2012 and 2013, there were no material adjustments to our prior period estimates of accrued expenses for clinical trials.

3. Fair Value Measurements

        FASB accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The accounting guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, we use quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

3. Fair Value Measurements (Continued)

        The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

  •
  Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

  •
  Level 2—Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.

  •
  Level 3—Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

        The following fair value hierarchy table presents information about each major category of our financial assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2012
Assets
Money market funds (cash equivalents)	$8,613,673	$—	$—	$8,613,673

Total assets	$8,613,673	$—	$—	$8,613,673

Liabilities
Warrant liability	$—	$—	$1,344,200	$1,344,200

Total liabilities	$—	$—	$1,344,200	$1,344,200

December 31, 2013
Assets
Money market funds (cash equivalents)	$9,250,663	$—	$—	$9,250,663

Total assets	$9,250,663	$—	$—	$9,250,663

Liabilities
Warrant liability	$—	$—	$1,191,514	$1,191,514

Total liabilities	$—	$—	$1,191,514	$1,191,514

        We have outstanding warrants to purchase our Series B Preferred Stock, or the Series B Warrants. The Series B Preferred Stock underlying the Series B Warrants can be redeemed for cash upon an event that is not within our control, such as the liquidation of our preferred stock, as the preferred stockholders have voting control of our company and control of our board of directors and therefore have the ability to trigger the liquidation of our preferred stock. As a result, the Series B Warrants are recorded as a warrant liability on our balance sheets with subsequent changes to fair value recorded on our statement of operations as change in fair value of warrant liability. On the grant date and in subsequent periods, we estimated the fair value of the preferred stock warrant liability using an option-pricing model, which requires inputs such as the expected volatility based on comparable public companies (75% - 80%), the estimated fair value of the Series B Preferred Stock ($0.82 - $1.51 per share), and the estimated time to liquidity (2 1/2 - 4 years). For this liability, we developed our own assumptions that do not have observable inputs or available market data to support the fair value.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

3. Fair Value Measurements (Continued)

        The following tables set forth a summary of changes in the fair value of Level 3 preferred stock warrant liability for the years ended December 31, 2012 and 2013:

	Beginning of Year	Issuances	Exercises	Change in Fair Value	End of Year
December 31, 2012	$1,680,250	$—	$—	$(336,050)	$1,344,200
December 31, 2013	1,344,200	—	—	(152,686)	1,191,514

4. Property and Equipment

        Property and equipment consisted of the following:

	December 31,
	2012	2013
Laboratory equipment	$368,540	$368,542
Office equipment	59,183	76,300

	427,723	444,842
Less: accumulated depreciation and amortization	(418,989)	(428,779)

	$8,734	$16,063

        Depreciation and amortization expense was $17,902, $9,790, and $561,234 for the years ended December 31, 2012 and 2013 and for the period from August 14, 2003 (date of inception) to December 31, 2013, respectively.

5. Accrued Expenses

        At December 31, 2012 and 2013, accrued expenses consisted of the following:

	December 31,
	2012	2013
Investor deposit	$—	$500,000
Payroll and related costs	1,076	203,718
Clinical trials and drug development	—	73,500
Professional fees	350,733	295,000
Other	18,347	24,256

	$370,156	$1,096,474

        Investor deposit represents funds received from an investor for 422,119 shares of Series C Preferred Stock. The shares were issued in April 2014.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

6. Notes Payable

        During 2003, 2004 and 2005, we received a total of $3,155,000 in proceeds from the issuance of convertible promissory notes ("Series A Convertible Notes") to several investors. The Series A Convertible Notes accrued interest at a rate of 6.0% per year, were payable on demand after December 31, 2005 and principal and accrued interest were convertible upon the occurrence of a qualified financing, as defined, into the same shares of capital stock issued in connection with the financing and at a conversion price equal to 85% of the price per share paid by the investors in such a qualified financing.

        In September 2005, $2,288,500 of Series A Convertible Notes, and related accrued interest of $152,600, were converted into 1,719,783 shares of Series A convertible preferred stock ("Series A Preferred Stock") at a conversion price of $1.42 per share (see Note 7). At the time of conversion in September 2005, we recognized a beneficial conversion feature of $430,671 as additional interest expense with a corresponding credit to additional paid-in capital. Of the remaining principal, $231,500 plus accrued interest was repaid in December 2005 and $635,000, plus accrued interest, was converted into a term note payable in 24 monthly payments of principal and interest, with interest fixed at 6% per year. In May 2006, we repaid the outstanding balance due under the note, including accrued interest.

        In 2008 and 2009, we received a total of $15,075,199 in proceeds from the issuance of convertible promissory notes ("Series B Convertible Notes") to several investors. The Series B Convertible Notes accrued interest at a rate of 9.5% per year and were payable on demand on various dates after September 30, 2008. The principal and accrued interest were convertible into the same shares of capital stock issued in connection with the next financing, as defined at a conversion price equal to the price per share paid by the investors in the next financing. In April 2009, all outstanding Series B Convertible Notes, along with the related accrued interest of $985,815, were converted into 9,617,374 shares of Series B Preferred Stock at a conversion price of $1.67 per share (see Note 7).

        In 2010 and 2012 we received $4,000,000 and $300,000, respectively, in proceeds from the issuance of convertible promissory notes ("Series C Convertible Notes") to several investors. The Series C Convertible Notes accrued interest at a rate of 8% per year, were payable on demand on various dates after December 31, 2011 and principal and accrued interest were convertible into the next financing, as defined, into the same shares of capital stock issued in connection with and at a conversion price equal to the price per share paid by the investors in the next financing. In December 2012, in connection with the first Series C Preferred Stock closing, $2,000,000 of the Series C Convertible Notes issued in 2010, along with accrued interest of $441,425, were converted into 2,061,141 shares of Series C Preferred Stock at a conversion price of $1.1845 per share. In June 2013, the remaining $2,300,000 of Series C Convertible Notes, along with accrued interest of $461,019, converted into 2,330,955 shares of Series C Preferred Stock at $1.1845 per share (see Note 7).

7. Convertible Preferred Stock, Detachable Warrants and Stockholders' Deficit

Convertible Preferred Stock

  Authorized

        At December 31, 2013, we had 52,853,684 authorized shares of Convertible Preferred Stock, of which 18,777,860 were designated for Series A Preferred Stock, 15,275,824 were designated for Series B Preferred Stock and 18,900,000 were designated for Series C Preferred Stock.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

7. Convertible Preferred Stock, Detachable Warrants and Stockholders' Deficit (Continued)

  Issued and Outstanding

        In September and October 2005, we issued 15,868,265 shares of Series A Preferred Stock at $1.67 per share for proceeds of $26,168,518, net of issuance costs of $331,484. In addition, we issued 1,719,783 shares of Series A Preferred Stock from the conversion of $2,441,100 in Series A Convertible Notes, including related accrued interest (as described in Note 6). During 2005, we issued 1,059,523 shares of Series A Preferred Stock with a fair value of $1,769,403 under the terms of a license agreement with Purdue Neuroscience Company ("Purdue"). During May 2008, we and Purdue executed an agreement to amend the license agreement and we issued 130,289 shares of Series A Preferred Stock (see Note 9).

        In April 2009, we issued 2,603,287 shares of Series B Preferred Stock and related detachable warrants ("Series B Warrants") at $1.67 per share, for proceeds of $3,863,869, net of issuance costs of $483,620. In addition, we issued 9,617,374 shares of Series B Preferred Stock from the conversion of $16,061,014 of Series B Convertible Notes, including related accrued interest of $985,815 (as described in Note 6). In connection with the Series B financing, we issued warrants to purchase an aggregate of 3,055,163 shares of Series B Preferred Stock at $1.67 per share. These warrants are immediately exercisable and have a 10-year life. The net proceeds from the sale of Series B Preferred Stock and the conversion of the Series B Convertible Notes was recorded based on a grant-date fair value of the warrants of $2,016,300, which has been recorded as a discount to the carrying value of the Series B Preferred Stock with a corresponding credit to warrant liability, which is carried at fair value (see Note 3).

        In December 2012, we issued 7,593,302 shares of Series C Preferred Stock at $1.1845 per share, for proceeds of $8,581,340, net of issuance costs of $412,926. In addition, we issued 2,061,141 shares of Series C Preferred Stock from the conversion of $2,441,425 of Series C Convertible Notes, including related accrued interest of $441,425 (as described in Note 6). In June 2013, we issued 6,396,065 shares of Series C Preferred Stock at $1.1845 per share for proceeds of $7,530,335, net of issuance costs of $45,804. In addition, we issued 2,330,955 shares of Series C Preferred Stock from the conversion of the remaining outstanding $2,761,019 in Series C Convertible Notes, including related accrued interest of $461,019 (as described in Note 6).

  Voting

        Holders of the Series A, B and C Preferred Stock, voting as a class, are entitled to elect five members of the board of directors. Holders of the common stock, voting as a single class, are entitled to elect one member of the board of directors. The holders of the common stock and the preferred stock, voting as a class, are entitled to elect all remaining members of the board of directors.

  Conversion

        Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder. The preferred stock is automatically convertible in the event of (i) an initial public offering at a per share price of at least $2.96125 per share and gross proceeds to us of at least $30 million; or (ii) the affirmative vote or written consent of the holders of at least 70% of the then-outstanding preferred stock, voting as a single class on an as-if-converted to common stock basis.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

7. Convertible Preferred Stock, Detachable Warrants and Stockholders' Deficit (Continued)

  Dividends

        Holders of Series B and C Preferred Stock are entitled to receive 8% annual dividends if and when declared by the Board of Directors. The Series B and C Preferred Stock dividends shall accrue monthly from the date of issuance, whether or not declared, and shall be cumulative. Holders of Series A Preferred Stock are entitled to receive 8% annual non-cumulative dividends if declared by our board of directors. No dividends have been declared through December 31, 2013. As of December 31, 2013, Series B and C Preferred Stock dividends in arrears were $9,398,333 and $1,596,074, respectively.

  Liquidation

        In the event of our liquidation, dissolution, or winding-up, or in the event we merge with, or are acquired by another entity, the holders of each share of Series A, B, and C Preferred Stock shall be entitled to receive an amount equal to the liquidation value of their shares. The Series C Preferred Stock liquidation value is equal to $1.1845 per share plus all cumulative dividends in arrears, whether or not declared. The Series B Preferred Stock liquidation value is equal to $1.67 per share plus all cumulative dividends in arrears, whether or not declared. The Series A Preferred Stock liquidation value is equal to $1.67 per share plus any declared but unpaid dividends. With respect to the liquidation preference, the Series C Preferred Stock will rank prior to all other series of preferred stock and common stock, the Series B Preferred Stock will rank senior to the Series A Preferred Stock and common stock and the Series A Preferred Stock will rank prior to the common stock. After payment has been made to all preferred stockholders, the Series B and C Preferred Stock shall participate with our common stockholders with respect to any remaining assets available for distribution.

  Redemption

        The preferred stock is subject to redemption under certain "deemed liquidation" events, as defined in our certificate of incorporation, and as such, the preferred stock is considered contingently redeemable for financial accounting purposes. We have concluded that none of these events are probable during the periods presented.

Common Stock

  Authorized, Issued and Outstanding

        We are authorized to issue 65,100,000 shares of common stock, with a par value of $0.001, of which 3,111,787 were issued and 2,921,787 were outstanding at December 31, 2012 and 3,212,630 were issued and 3,022,630 were outstanding at December 31, 2013. The voting, dividend and liquidation rights of the holders of shares of common stock are subject to and qualified by the rights, powers and preferences of the holders of shares of preferred stock.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

7. Convertible Preferred Stock, Detachable Warrants and Stockholders' Deficit (Continued)

  Voting

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, other than election of directors, which shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election of such director. In addition, the affirmative vote of the holders of at least 75% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to the classified board and director liability, amending our bylaws, removing directors without cause or changing the Court of Chancery of the State of Delaware from being the sole and exclusive forum for certain actions brought by our stockholders against us or our directors, officers or employees.

  Dividends

        The holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors. Cash dividends may not be declared or paid to holders of shares of common stock until paid on each series of outstanding preferred stock in accordance with their respective terms. As of December 31, 2013, no dividends have been declared or paid since our inception.

  Liquidation

        After payment to the holders of shares of preferred stock of their liquidation preferences, the holders of shares of common stock are entitled to share ratably in our assets available for distribution to stockholders, in the event of any voluntary or involuntary liquidation, dissolution or winding up by us or upon the occurrence of a liquidation.

  Reserved for Future Issuance

December 31, 2013
Conversion of Series A Preferred Stock	18,777,860
Conversion of Series B Preferred Stock	12,220,661
Conversion of Series C Preferred Stock	18,381,463
Warrants to purchase Series B Preferred Stock	3,055,163
Options to purchase common stock	7,105,767
Shares reserved for future equity compensation awards	904,460

60,445,374

Warrants

        We presently have Series B Warrants outstanding to purchase 3,055,163 shares of our Series B Preferred Stock at an exercise price of $1.67 per share. These warrants expire April 7, 2019. Since the Series B Preferred Stock underlying the Series B Warrants can be redeemed for cash upon an event that is not within our control, these warrants are classified as a derivative liability on our balance sheets with

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

7. Convertible Preferred Stock, Detachable Warrants and Stockholders' Deficit (Continued)

subsequent changes to fair value recorded through earnings at each reporting period on our statement of operations as change in fair value of warrant liability.

8. 2005 Stock Option and Incentive Plan

        In 2005, we adopted the 2005 Stock Option and Incentive Plan ("2005 Plan") that authorizes us to grant options, restricted stock and other equity-based awards. As amended and as of December 31, 2013, the number of shares of common stock reserved for issuance in connection with the Plan was 8,010,227. The amount, terms of grants, and exercisability provisions are determined and set by our board of directors.

        Total compensation cost recognized for all stock option awards in the statements of operations is as follows:

	Year Ended December 31,
			August 14, 2003 (Inception) to December 31, 2013
	2012	2013
Research and development	$25,402	$15,594	$130,853
General and administrative	95,197	222,476	389,723

Total stock-based compensation expense	$120,599	$238,070	$520,576

  Stock Options

        Options issued under the 2005 Plan may have a contractual life of up to 10 years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

8. 2005 Stock Option and Incentive Plan (Continued)

period of not greater than four years. A summary of activity for all options since inception is presented below:

	Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding—December 31, 2005	—	$—
Granted	1,902,500	0.16
Forfeited	(219,138)	—

Outstanding—December 31, 2006	1,683,362	—
Granted	75,000	0.16
Exercised	(150,469)	—
Forfeited	(687,032)	—

Outstanding—December 31, 2007	920,861	—
Exercised	(131,000)	—
Forfeited	(180,361)	—

Outstanding—December 31, 2008	609,500	—
Granted	2,642,659	0.16
Forfeited	(1,356,305)	—

Outstanding—December 31, 2009	1,895,854	—
Granted	250,000	0.16
Forfeited	(100,843)	—

Outstanding—December 31, 2010	2,045,011	—
Granted	1,000,000	0.16

Outstanding—December 31, 2011	3,045,011	—
Granted	1,437,797	0.16

Outstanding—December 31, 2012	4,482,808	—
Granted	3,833,080	—
Exercised	(100,843)	0.16
Forfeited	(1,109,278)	—

Outstanding—December 31, 2013	7,105,767	$0.16	$—

Exercisable—December 31, 2013	4,337,810	$0.16	$—

Exercisable and expected to vest—December 31, 2013	7,105,767	$0.16	$—

        The weighted average remaining contractual term of options exercisable as of December 31, 2013 is 8.09 years.

        The aggregate intrinsic value in the preceding tables represent the total intrinsic value that would have been received the option holders had all option holders exercised their options on the last day of 2013.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

8. 2005 Stock Option and Incentive Plan (Continued)

Intrinsic value is determined by calculating the difference between the estimated fair value of our common stock on the last day of the year and the exercise price, multiplied by the number of options. For options where the fair value of our common stock on December 31, 2013 was below the exercise price, the intrinsic value was given a value of $0.

        The weighted-average grant date fair value of the options granted to employees was $0.13 per share in 2012 and 2013 and was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2012	2013
Expected stock price volatility	105.8 - 106.1%	103.9 - 118.0%
Expected term of options	5 years	5 - 6.25 years
Risk-free interest rate	0.72%	0.84 - 1.75%
Expected annual dividend yield	0%	0%

        The weighted-average valuation assumptions were determined as follows:

  •
  Expected stock price volatility: The expected volatility is based on historical volatilities of similar entities within our industry which were commensurate with our expected term assumption as described in the SEC's Staff Accounting Bulletin, or SAB, No. 107.

  •
  Expected term of options: We estimated the expected term of our stock options with service-based vesting using the "simplified" method, as prescribed in SAB No. 107, whereby the expected life equals the arithmetic average of the vesting term and the original contractual term of the option due to our lack of sufficient historical data.

  •
  Risk-free interest rate: We base the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the assumed expected option term.

  •
  Expected annual dividend yield: The estimated annual dividend yield is 0% because we have not historically paid, and do not expect for the foreseeable future to pay, a dividend on our common stock.

        As of December 31, 2013, there was $244,237 of total unrecognized compensation expense related to unvested stock options granted under the 2005 Plan. That expense is expected to be recognized in the years ended as follows:

December 31, 2014	$93,973
December 31, 2015	72,621
December 31, 2016	51,368
December 31, 2017	26,275

$244,237

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

9. Commitments and Contingencies

Leases

        In February 2013, we entered into a two year operating lease agreement for office space in New Haven, Connecticut and pay $2,500 per month over the term of the lease. Prior to that and through April 2013, we leased a facility in Branford, Connecticut. Rent expense under these operating leases was $18,000, $33,885 and $1,603,747 in 2012 and 2013 and for the period from August 14, 2003 (Inception) to December 31, 2013, respectively. As of December 31, 2013, we had commitments for $32,500 of future minimum lease payments; $30,000 to be paid in 2014 and the remainder in 2015.

Employee Benefit Plan

        We maintain a Section 401(k) retirement plan for all employees. Employees can contribute up to 50% of their eligible pay, subject to maximum amounts allowed under law. We may make discretionary profit sharing contributions, which vest over a period of four years from each employee's commencement of employment with us. We have not made any discretionary contributions.

License Agreement

        In September 2004, we entered into a license agreement with Purdue, which was most recently amended and restated in May 2008 that granted us exclusive rights to certain know-how and technology relating to ganaxolone, excluding the field of treatment of unpleasant sensory or emotional experience associated with actual or potential tissue damage, or described in terms of such damage. The agreement contains a right by us to sublicense subject to prior written approval by Purdue. To date, we have paid an aggregate of $200,000 in license fees under the license agreement. As part of the consideration paid, we issued 1,189,812 shares of Series A Preferred Stock to Purdue and 630,318 shares of our common stock to Purdue and have agreed to pay Purdue certain royalties. The $200,000 license fee and fair value of the Series A Preferred Stock issued of $1,769,403 in 2005 and $217,583 in 2008 and the fair value of common stock of $100,851 issued in 2009 have been recognized as acquired in-process research and development and regulatory approval is required in order to commercialize ganaxolone and the related technology. We are obligated to pay royalties as a percentage of net product sales for direct licensed products, such as ganaxolone. The obligation to pay royalties expires, on a country-by-country basis, 10 years from the first commercial sale of a licensed product in each country. The agreement also requires that we pay Purdue a percentage of the non-royalty consideration that we receive from a sublicensee and a percentage of milestone payments for indications other than seizure disorders and vascular migraine headaches not associated with mood disorders. Under the license agreement, we are committed to use commercially reasonable efforts to develop and commercialize at least one licensed product.

10. Income Taxes

        As of December 31, 2012 and 2013, we had approximately $53.9 million and $59.0 million, respectively, of net operating loss, or NOL, carry forwards available to offset future federal and state taxable income that will expire beginning in 2023. We also have federal research and development credit carryovers of approximately $2.2 million and state credit carryovers of approximately $0.5 million which expire beginning in 2019.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

10. Income Taxes (Continued)

        The State of Connecticut provides companies with the opportunity to exchange certain research and development credit carryforwards for cash in exchange for foregoing the carryforward. The program provides for such exchange of the research and development credits at a rate of 65% of the annual research and development credit, as defined. During 2012 and 2013, we recorded a net benefit of $4,181 and $27,817, respectively, primarily for the estimated proceeds from the exchange of the research and development credit.

        The NOL carry forwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. NOL, and tax credit carry forwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, as well as similar state tax provisions. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. The amount of the annual limitation, if any, will be determined based on the value of our company immediately prior to an ownership change. Subsequent ownership changes may further affect the limitation in future years. Additionally, U.S. tax laws limit the time during which these carry forwards may be applied against future taxes, therefore, we may not be able to take full advantage of these carry forwards for federal income tax purposes. We are currently evaluating the ownership history of our company to determine if there were any ownership changes as defined under Section 382(g) of the Code and the effects any ownership change may have had.

        The components of the net deferred tax asset are as follows:

	December 31,
	2012	2013
Gross deferred tax assets:
Net operating loss carryovers	$21,033,120	$23,006,063
Accrued expenses	—	18,307
Contributions	144	1,196
Stock-based compensation	67,873	142,846
Research and development and other credits	2,492,245	2,692,646

Total gross deferred tax assets	23,593,382	25,861,058

Gross deferred tax liabilities:
Depreciation	(158)	(1,951)

Total gross deferred tax liabilities	(158)	(1,951)

Net deferred tax assets	23,593,224	25,859,107
Less: valuation allowance	(23,593,224)	(25,859,107)

Net deferred tax assets after valuation allowance	$—	$—

        In assessing the realizability of deferred tax assets, we consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

10. Income Taxes (Continued)

temporary differences representing net future deductible amounts become deductible. After consideration of all the evidence, both positive and negative, we have recorded a full valuation allowance against our net deferred tax assets at December 31, 2012 and 2013, respectively, because our management has determined that is it more likely than not that these assets will not be fully realized. The valuation allowance increased by $2,265,883 during the years ended December 31, 2012 and 2013 due primarily to the generation of NOLs during those periods.

        We did not have unrecognized tax benefits as of December 31, 2012 and 2013, respectively, and do not expect this to change significantly over the next twelve months. We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2012 and 2013, we have not accrued interest or penalties related to any uncertain tax positions. Our tax returns filed since inception are still subject to examination by major tax jurisdictions.

        A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,
	2012	2013
Federal income tax expense at statutory rate	34.0%	34.0%
Permanent items	(2.2)	(0.3)
State income tax, net of federal benefit	5.0	5.0
State refundable credit	0.1	0.7
R&D tax credits	(0.8)	(3.3)
Change in valuation allowance	(36.0)	(35.4)

Effective income tax rate	0.1%	0.7%

        For all years through December 31, 2013, we generated research credits but have not conducted a study to document the qualified activities. This study may result in an adjustment to our research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position for these years. A full valuation allowance has been provided against our research and development credits and, if an adjustment is required, this adjustment to the deferred tax asset established for the research and development credit carryforwards would be offset by an adjustment to the valuation allowance.

        We file income tax returns in the United States and the State of Connecticut. The federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2010 through December 31, 2012. To the extent we have tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period.

MARINUS PHARMACEUTICALS, INC.

(A DEVELOPMENT-STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2013

11. Subsequent Events

        We have completed an evaluation of all subsequent events after December 31, 2013 through April 4, 2014. We have concluded that no subsequent events have occurred that require disclosure, except as disclosed within these financial statements.

        In April 2014, the Company issued 422,119 shares of Series C Preferred Stock. Proceeds of $500,000 related to this issuance were received in 2013 and are reflected as an investor deposit in accrued expenses on the balance sheet as of December 31, 2013.

        In April 2014, we borrowed $2.0 million in connection with a credit facility we entered into with a financial institution. Pursuant to the terms of the credit facility, we are required to make monthly interest-only payments for outstanding borrowings at an interest rate equal to the greater of (a) prime plus 2.25% or (b) 5.5% until April 2015. Commencing in May 2015 and continuing until April 2017, we are required to make monthly payments of 1/36th of our principal borrowings plus interest with the remaining principal balance due in April 2017. In connection with this facility, we issued to the financial institution warrants to purchase 37,991 shares of our Series C Preferred Stock with a term of 8 years.

             Shares
Common Stock

PROSPECTUS
                        , 2014

Stifel
JMP Securities
Oppenheimer & Co.
Janney Montgomery Scott

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discount paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the initial listing fee for The NASDAQ Global Market.

Amount
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market initial listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our certificate of incorporation and bylaws, each of which will become effective upon consummation of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our certificate of incorporation which will become effective upon consummation of this offering includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        As permitted by the Delaware General Corporation Law, we intend to enter into indemnification agreements with our directors and executive officers. These agreements, among other things, will require us to indemnify each director and officer to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or Securities Act, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of capital stock issued and options granted by us since January 1, 2011 that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)
Issuances of Capital Stock:

          (1)   In December 2012, we issued and sold an aggregate of 9,654,443 shares of our Series C convertible preferred stock at a purchase price of $1.1845 per share (before giving effect to our 1-for-    reverse split), for an aggregate purchase price of $11,435,691, including $2,441,425 aggregate principal amount and accrued interest in conversion of previously outstanding convertible notes. As part of our Series C convertible preferred stock financing, in June 2013 we issued and sold an additional 8,727,020 shares at $1.1845 per share (before giving effect to our 1-for-    reverse split), for an aggregate purchase price of $10,337,158, including $2,761,019 aggregate principal amount and accrued interest in the conversion of previously outstanding unsecured convertible promissory notes.

          (2)   In April 2014, we issued and sold an aggregate of 422,119 shares of our Series C convertible preferred stock at a purchase price of $1.1845 per share (before giving effect to our 1-for-            reverse split), for an aggregate purchase price of $500,000.

(b)
Issuance of Convertible Notes:

          (1)   In July 2012, we issued unsecured convertible promissory notes in the aggregate principal amount of $300,000 to a group of our stockholders. These promissory notes, in addition to other unsecured convertible promissory notes that were issued in 2010, were converted into Series C convertible preferred stock, as provided above, and are no longer outstanding.

(c)
Stock Option Grants (amounts are actual grant numbers and not adjusted for our 1-for-    reverse stock split):

          (1)   On June 20, 2011, we granted a stock option to purchase a total of 375,000 shares of common stock at an exercise price of $0.16 per share to an employee pursuant to our 2005 Stock Option and Incentive Plan.

          (2)   On September 15, 2011, we granted a stock option to purchase a total of 625,000 shares of common stock at an exercise price of $0.16 per share to an employee pursuant to our 2005 Stock Option and Incentive Plan.

          (3)   On April 12, 2012, we granted stock options to purchase a total of 1,437,797 shares of common stock at an exercise price of $0.16 per share to an employee and six board members pursuant to our 2005 Stock Option and Incentive Plan.

          (4)   On April 4, 2013, we granted stock options to purchase a total of 1,504,652 shares of common stock at an exercise price of $0.16 per share to three employees and four consultants pursuant to our 2005 Stock Option and Incentive Plan.

          (5)   On May 21, 2013, we granted a stock option to purchase a total of 1,082,966 shares of common stock at an exercise price of $0.16 per share to a consultant pursuant to our 2005 Stock Option and Incentive Plan.

          (6)   On December 31, 2013, we granted a stock option to purchase a total of 934,096 shares of common stock at an exercise price of $0.16 per share to an employee pursuant to our 2005 Stock Option and Incentive Plan.

          (7)   On December 31, 2013, we granted stock options to purchase a total of 311,366 shares of common stock at an exercise price of $0.16 per share to two board members pursuant to our 2005 Stock Option and Incentive Plan.

(d)
Stock Option Exercises (amounts are actual issuance numbers and not adjusted for our 1-for-    reverse stock split):

          (1)   On January 28, 2013, we issued 88,228 shares of common stock pursuant to an exercise of stock options by an option holder, at an exercise price of $0.16 per share, pursuant to our 2005 Stock Option and Incentive Plan.

          (2)   On July 18, 2013, we issued 12,615 shares of common stock pursuant to an exercise of stock options by an option holder, at an exercise price of $0.16 per share, pursuant to our 2005 Stock Option and Incentive Plan.

          (3)   On March 26, 2014, we issued 175,727 shares of common stock pursuant to an exercise of stock options by an option holder, at an exercise price of $0.16 per shares, pursuant to our 2005 Stock Option and Incentive Plan.

(e)
Issuance of Warrants:

          (1)   On April 2, 2014, we issued a warrant to purchase 37,991 shares of our Series C convertible preferred stock at a purchase price of $1.1845 per share (before giving effect to our 1-for-    reverse split) expiring April 2, 2022, in connection with the credit facility we entered into with Square 1 Bank.

        The offers, sales and issuances of the securities described in paragraphs (a)(1), (b)(1) and (e) above were exempt from registration in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and on Regulation D of the Securities Act, relative to transactions by an issuer not involving a public offering.

        The grants of stock options and issuances of shares upon exercise thereof described in paragraphs (c) and (d) above were exempt from registration under the Securities Act in reliance on Rule 701 as offers and sales of securities under written compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

        All purchasers of securities in transactions exempt from registration pursuant to Regulation D described above represented to us in connection with their purchase that they were "accredited investors" and were acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from the registration requirements of the Securities Act.

        All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The certificates representing the issued securities described in this Item 15 included appropriate legends setting forth that the applicable securities have not been registered and reciting the applicable restrictions on transfer. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits. See the Index to Exhibits attached to this registration statement, which is incorporated by reference herein.

  (b)
  Financial statement schedule. No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of New Haven, State of Connecticut, on this      day of            , 2014.

MARINUS PHARMACEUTICALS, INC.
By:	Christopher M. Cashman President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Marinus Pharmaceuticals, Inc., hereby severally constitute and appoint Christopher M. Cashman and Edward F. Smith, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Christopher M. Cashman	President and Chief Executive Officer (Principal Executive Officer) and Chairman	, 2014
Edward F. Smith	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	, 2014
Stephen Bloch, M.D.	Director	, 2014
Enrique J. Carrazana, M.D.	Director	, 2014

Signature	Title	Date

Anton Gopka	Director	, 2014
Tim M. Mayleben	Director	, 2014
Anand Mehra, M.D.	Director	, 2014
Jay P. Shepard	Director	, 2014
Nicole Vitullo	Director	, 2014

INDEX TO EXHIBITS

Exhibit Number		Exhibit Description
1.1	†	Form of Underwriting Agreement.
3.1		Third Restated Certificate of Incorporation of the Registrant, as amended.
3.2	†	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.
3.3		Second Amended and Restated By-laws of the Registrant.
3.4	†	Form of By-laws of the Registrant to be effective upon the closing of the offering.
4.1	†	Specimen Certificate evidencing shares of the Registrant's common stock.
4.2	†	Third Amended and Restated Investor Rights Agreement by and among the Registrant and the parties listed therein.
4.3		Warrant to Purchase Stock dated April 2, 2014 issued by the Registrant to Square 1 Bank.
5.1	†	Opinion of Duane Morris LLP.
10.1	+	Marinus Pharmaceuticals, Inc. 2005 Stock Option and Incentive Plan, as amended.
10.2	+	Forms of Stock Option Agreement under the 2005 Stock Option and Incentive Plan.
10.3	+	Employment Agreement dated as of November 2, 2012 between the Registrant and Christopher M. Cashman.
10.4	+	Employment Agreement as of dated November 22, 2013 between the Registrant and Edward F. Smith.
10.5	+	Employment Agreement dated as of November 2, 2012 between the Registrant and Gail M. Farfel.
10.6	†	Technology Transfer Agreement dated December 4, 2012 between Domain Russia Investments Limited and the Registrant.
10.7	†	Assignment and Assumption Agreement dated as of December 4, 2012 among Domain Russia Investments Limited, the Registrant and NovaMedica, LLC.
10.8	†	Clinical Development and Collaboration Agreement dated as of June 25, 2013 between NovaMedica, LLC and the Registrant.
10.9		Loan and Security Agreement dated as of April 2, 2014 between Square 1 Bank and the Registrant.
10.10		Form of Amended and Restated Indemnification Agreement (VC Directors).
10.11		Form of Amended and Restated Indemnification Agreement (Non-VC Directors).
10.12	†	Amended and Restated Agreement dated as of May 23, 2008 between the Registrant and Purdue Neuroscience Company.
23.1	†	Consent of Duane Morris LLP (to be included in Exhibit 5.1).
23.2	†	Consent of KPMG LLP.
24.1		Powers of Attorney (included on signature page).

†
To be filed by amendment.

+
Indicates management contract or compensatory plan.